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Related to Registration Statement No. 333-84092
Filed pursuant to Rule 424(b)(4)

PROSPECTUS

5,000,000 Shares

Common Stock

        This is Republic Airways' initial public offering. Republic Airways is selling all of the shares.

        Our shares are quoted on the Nasdaq National Market under the symbol "RJET."

        Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 9 of this prospectus.

	Per Share	Total
Public offering price	$13.00	$65,000,000
Underwriting discount	$.91	$4,550,000
Proceeds, before expenses, to Republic Airways.	$12.09	$60,450,000

        The underwriters may also purchase up to an additional 750,000 shares from certain of our stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The shares will be ready for delivery on or about June 2, 2004.

Merrill Lynch & Co.
Raymond James
UBS Investment Bank

The date of this prospectus is May 26, 2004.

UNITED EXPRESS
N631RW

REPUBLIC AIRWAYS
HOLDINGS

AmericanConnection

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	9
Special Note Regarding Forward-Looking Statements	21
Use of Proceeds	23
Dividend Policy	23
Capitalization	24
Dilution	25
Selected Consolidated Financial Information	26
Management's Discussion and Analysis of Financial Condition and Results of Operations	30
Regional Airline Industry Overview	51
Business	54
Management	75
Related Party Transactions	83
Principal Stockholders	84
Description of Capital Stock	87
Shares Eligible For Future Sale	91
Underwriting	93
Legal Matters	96
Experts	96
Where You Can Find Additional Information	96
Index to Consolidated Financial Statements	F-1

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

        Our Republic Airways Holdings logo has received federal service mark protection. We have applied for service mark protection for our Chautauqua Airlines—A Republic Airways Company and Republic Airline—A Republic Airways Company logo marks. Other trademarks, tradenames and service marks referred to in this prospectus are the property of their respective owners.

        Unless otherwise indicated, all information in this prospectus reflects a recapitalization of Republic Airways, pursuant to which each outstanding share of our common stock was exchanged for 200,000 shares of our common stock and each outstanding option or warrant to purchase one share of our common stock became an option or warrant to purchase 200,000 shares of our common stock.

i

PROSPECTUS SUMMARY

        This summary contains basic information about our company and this offering and may not contain all the information that is important to you. You should, therefore, read the entire prospectus, including "Risk Factors," carefully for a more complete understanding of this offering and our business. Terms such as "we," "our" or "us" refer to Republic Airways Holdings Inc. and our wholly-owned subsidiaries, Chautauqua Airlines, Inc. and Republic Airline Inc., unless the context implies otherwise. Unless otherwise indicated, all information in this prospectus assumes that the underwriters' overallotment option to purchase up to 750,000 shares from certain of our stockholders will not be exercised.

Our Company

        We are a holding company that operates Chautauqua Airlines, Inc. and Republic Airline Inc. Chautauqua is a regional airline offering, as of March 31, 2004, scheduled passenger service on approximately 525 flights daily to 64 cities in 27 states, Canada and the Bahamas pursuant to code-share agreements with AMR Corp., the parent of American Airlines, Inc., whom we collectively refer to in this prospectus as American, US Airways, Inc. and Delta Air Lines, Inc. Currently, all of Chautauqua's flights are operated as US Airways Express, AmericanConnection or Delta Connection, providing US Airways, American and Delta with portions of their regional service, including service out of their hubs in Boston, Dallas/Fort Worth, Indianapolis, New York, Orlando, Philadelphia, Pittsburgh, Washington, D.C. and St. Louis. In February 2004, each of Chautauqua and Republic Airline entered into separate code-share agreements with United Air Lines, Inc. Pursuant to the agreement between Chautauqua and United, Chautauqua is required to place into service, between June and November 2004, 16 regional jets serving, as United Express flights, such routes as United will designate. Pursuant to the agreement between Republic Airline and United, Republic Airline, our new regional platform for the ERJ-170 aircraft family, is required to place into service for United, between July 2004 and March 2005, subject to delivery of aircraft from the manufacturer, 16 70-seat regional jets. These jets will also fly, as United Express flights, the routes that United will designate.

        From 1999 to 2003, our available seat miles, or ASMs, have grown at a compounded annual growth rate of 69.2%. As of March 31, 2004, Chautauqua's fleet consisted of 83 Embraer regional jets ranging in capacity from 37 to 50 seats. Further, as of March 31, 2004, we have agreed to provide an additional 46 regional jets to our code-share partners through 2005. Thirty-four of these regional jets are covered by firm orders we have with Embraer and, upon delivery, will be placed into immediate service with Delta, US Airways and United. We also had 12 conditional firm orders for ERJ 170 aircraft, subject to consummation of acceptable financing, and options for 59 regional jets as of February 29, 2004. Twenty-five of these options are for ERJ-170 aircraft which we may convert to options for ERJ-175, ERJ-190 or ERJ-195 aircraft.

        We have long-term, fixed-fee code-share agreements with each of our partners that are subject to our maintaining specified performance levels. Pursuant to these fixed-fee agreements, which provide for minimum aircraft utilization at fixed rates, we are authorized to use our partners' two-letter flight designation codes to identify our flights and fares in our partners' computer reservation systems, to paint our aircraft in the style of our partners, to use their service marks and to market ourselves as a carrier for our partners. In addition, in connection with a marketing agreement among Delta, Continental Airlines and Northwest Airlines, certain of the routes that we fly using Delta's flight designator code are also flown under Continental's or Northwest's designator codes. We believe that our shift from pro-rate revenue sharing agreements to fixed-fee agreements has reduced our exposure to fluctuations in fuel prices, fare competition and passenger volumes. Our development of relationships with multiple major airlines has enabled us to reduce our dependence on any single airline and allocate our overhead more efficiently, allowing us to reduce the cost of our services to our major airline partners. For the quarter ended March 31, 2004 and for the year ended December 31, 2003, respectively, US Airways accounted for 45% and 40% of our operating revenues, Delta accounted for 36% and 29% of our operating revenues, American accounted for 19% and 23% of our operating revenues and America West accounted for 0% and 8% of our operating revenues. In February 2003, we and America West mutually agreed to terminate our code-share agreement and we concurrently agreed with Delta to allocate the aircraft previously designated for America West to Delta.

We believe that our primary strengths are:

        Low Cost Producer.    We believe that we are among the lowest cost producers of 37 to 50 seat regional jet service in the United States. From 2001 to 2003, we lowered our cost per available seat mile by 24.3%, from 13.9¢ to 10.5¢. We plan to implement the same low cost strategy that we have executed at Chautauqua for our 70-seat regional jet service at Republic Airline. There are four key elements contributing to our low unit costs:

  •
  Operate a Single-Fleet Type: Chautauqua currently operates only the Embraer 145 family of aircraft which is a single-fleet type of regional jets with capacity between 37 and 50 seats. Likewise, Republic Airline will only operate the Embraer 170 family of aircraft which has 70-seat or greater capacity. Operating a single type of aircraft in each operating subsidiary will enable us to expand our product offerings to major airlines while allowing each operating subsidiary to keep its operating costs low due to efficiencies in employee training, aircraft maintenance, lower spare parts inventory requirements, and aircraft scheduling.

  •
  High Aircraft Utilization: For the quarter ended March 31, 2004, each of our aircraft in revenue service operated an average of 10.6 hours, which we believe is among the highest in the regional industry. Our agreements with major airline partners provide them incentives to increase the utilization of our aircraft. With utilization higher than other regional carriers, we are able to spread our fixed costs over a greater number of flights and available seat miles.

  •
  Low Overhead: By flying for different major partners, we are able to leverage the cost of our overhead across multiple partners. Additionally, by flying in a geographically concentrated region, we are able to leverage our maintenance and crew base overhead and cross-utilize our employees and also improve the scheduled efficiency of our aircraft. We also outsource certain maintenance procedures such as engine, brakes and auxiliary power unit (APU) overhauls and avionics repairs where there is a cost and quality advantage to doing so, thereby reducing the burden on us to provide the fixed overhead associated with these functions.

  •
  High Labor Productivity: We believe in offering our employees competitive wages and incentives in exchange for high productivity rates. Our high level of employee productivity is created by greater fleet commonality and fewer unproductive labor work rules. Moreover, by wearing common uniforms and flying a single fleet type, our flight crews have the flexibility to fly for any of our major partners for which we fly common type rated aircraft, providing us with additional flexibility in scheduling our flights.

        Well Trained, Highly Skilled and Motivated Airline Professionals.    We now employ over 1,900 highly skilled aviation professionals. Our employee training programs meet or exceed the training standards required of all major airlines. Our employees take pride in their work and in our rich culture of safe and reliable operations. We have established a recognition program to reward those employees that go "above and beyond" in the performance of their duties. Their contributions are a real source of strength for our company.

        Long-Term, Fixed-Fee Code-Share Agreements.    We have long-term code-share agreements with four major airlines with scheduled expirations ranging from March 2012 through June 2015, subject in certain instances to earlier termination. All of our regional jet code-share agreements are "fixed-fee", rather than "cost-plus" or "pro-rate" revenue sharing, arrangements. These fixed-fee agreements generally provide for minimum aircraft utilization levels at fixed rates which provides for a more predictable revenue stream and allows us to increase our profit margin to the extent that we are able to lower our operating costs below the costs anticipated by the agreements. We are not exposed to price fluctuations for fuel, insurance, aircraft property taxes or landing fees, as we are reimbursed for those costs by our code-share partners.

        Strong Relationships with a Diverse Group of Air Carrier Partners.    Through our long-term code-share agreements with US Airways, American, Delta and United, we have created a network of strong partnerships with four major US airlines. We believe that we have been successful in attracting multiple partners because of our strong track record as a low cost, efficient and reliable producer of high quality regional airline services. Having four air carrier partners has allowed us to diversify our financial and operational risk. This diversity may also allow us to grow at a faster rate and not be limited by the rate at which any one partner can, or wishes to, grow.         Significant Growth Opportunities.    As of March 31, 2004, Chautauqua's fleet consisted of 83 Embraer regional jets. Further, as of March 31, 2004, we have agreed to provide an additional 46 regional jets to our code-share partners at December 31, 2004 and 2005 as follows:

	2004		2005
	145 family	170 family	145 family	170 family
Delta	39	—	47	—
United	16	10	16	16
US Airways	35	—	35	—
American	15	—	15	—

Total	105	10	113	16

Thirty-four of these regional jets are covered by firm orders with Embraer and, upon delivery, will be placed into service with Delta, US Airways and United. We also had 12 conditional firm orders for ERJ 170 aircraft, subject to consummation of acceptable financing, and options for 59 regional jets. Twenty-five of these options are for ERJ-170 aircraft which we may convert to options for ERJ-175, ERJ-190 or ERJ-195 aircraft, all of which are the same fleet type as the ERJ-170 but have increased passenger capacity. While our code-share agreements have limited restrictions on our ability to enter into new or expanded relationships, our ability to grow has not been impaired. Further, we have the necessary infrastructure to place our new regional jets into service quickly.

        Experienced Management Team.    Our senior management team has extensive operating experience in the regional airline industry. Since their arrival in mid-1999, our management team has significantly grown the business in the following ways:

  •
  expanded our relationship with US Airways from 10 to 35 regional jets;

  •
  added code-share agreements with American, America West, Delta, TWA and United for a total of 94 regional jets;

  •
  significantly increased the number of jets we fly for Delta;

  •
  managed the transition of service from TWA to American after the TWA bankruptcy;

  •
  managed the transition of service from America West to Delta when America West closed its Columbus, OH hub;

  •
  successfully implemented the single-fleet regional jet business model;

  •
  established a platform for 70 seat and larger regional jets; and

  •
  improved our operating efficiencies and significantly lowered our operating costs.

        In February 2004, Chautauqua was named Regional Airline of the Year by Air Transport World Magazine.

        Long History of Reliable Operations.    We have a long operating history as a regional airline, having operated as a code-share partner of US Airways or its predecessors for nearly 30 years. We became an American code-share partner in June 2001, a Delta code-share partner in June 2002 and a United code-share partner in February 2004. Chautauqua is one of only a handful of airlines that has maintained an accident free passenger safety record over its entire history.

Our business strategy consists of the following elements:

        Maintain Low Operating Costs.    We will remain focused on strategies to lower our costs without compromising passenger safety, service quality or operational reliability. We will continue to implement our proven strategies for low cost operations by flying only a single fleet type at each of our operating subsidiaries, maintaining high aircraft utilization, spreading our overhead costs across multiple partners within a geographically concentrated service area and by keeping our overhead low while we increase our fleet, and promoting high labor productivity from a motivated workforce. Additionally, as we grow our operations from 83 aircraft to our plan of 129 aircraft in 2005, we expect to benefit from additional economies of scale by leveraging our existing infrastructure over an increasingly larger operation.

        Expand Existing and Develop New Relationships With Code-Share Partners.    We attribute the significant growth in our traffic and profitability to our code-share agreements. We believe that these relationships provide us with an excellent opportunity to achieve stable, long-term growth. To strengthen our existing relationships, we work closely with our code-share partners to expand service to existing markets, open new markets and schedule convenient and frequent flights. In the future, we would consider further developing our subsidiary platforms in order to continue to expand existing relationships and to develop new relationships with major airline code-share partners.

        Develop Larger Aircraft Platform.    Most major air carriers, including our four code-share partners, have recently begun adding, or have plans to add, 70-plus seat regional jets. We have established Republic Airline to operate these larger gauge aircraft which we believe possess greater opportunities for revenue and profitability growth. We currently have firm orders and options for 50 Embraer ERJ-170 aircraft. We believe the ERJ-170 is superior to the competing regional jet aircraft. The ERJ-170 is a completely new design which incorporates updated technology, increased passenger comfort and stowage and lower operating costs. As a result, we believe that we will be able to offer a higher quality service to our major partners without incurring increased operating costs relative to our competitors. We believe we are currently the only independent regional airline in North America with orders for the Embraer 170 family of aircraft.

        All Fixed-Fee Flying.    We believe that fixed-fee agreements allow our major airline partners to enjoy the significant benefits of optimizing total network revenues and matching aircraft size to customer demand, thereby maximizing their own profitability. We anticipate that fixed-fee agreements will be the basis on which we will continue to add jets to our fleet.

        Provide Excellent Customer Service.    We believe that our focus on providing excellent customer service in every aspect of operations, including personnel, flight equipment, in-flight amenities, on-time performance, flight completion ratios and baggage handling, is largely responsible for our ability to attract and retain multiple major airline code-share partners. This is because our partners seek to build customer loyalty and preference through consistent, high quality seamless customer service, which they expect their regional partners to be able to provide at a competitive price. We believe that our planned ERJ-170 regional jet service at Republic Airline will allow us to offer our partners an even higher level of customer service.

        Motivate Our Employees to Succeed.    We believe that our employees are key to our success. In addition to offering competitive compensation and benefits, we take a number of steps to make our company an attractive place to work and build a career such as maintaining various employee recognition and bonus award programs and consistently communicating our vision and mission statement to our associates.

        We were formed in 1996 as a holding company but conducted no business until May 1998 when we acquired Chautauqua Airlines, Inc., referred to as Chautauqua. In November 1999, we formed Republic Airline Inc., referred to as Republic Airline. Our executive offices are located at 2500 S. High School Road, Suite 160, Indianapolis, Indiana 46241. Our telephone number at that location is (317) 484-6000.

The Offering

Common stock offered by Republic Airways	5,000,000 shares
Common stock outstanding after the offering	25,450,000 shares(1)
Use of proceeds	We estimate that our net proceeds from this offering will be approximately $57,950,000. We intend to use these net proceeds to:
• repay indebtedness to WexAir LLC, our majority stockholder; and
• fund general corporate purposes, including working capital and the possible acquisition of additional aircraft and related spare parts and support equipment.
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
Nasdaq National Market symbol	"RJET"
Overallotment option	750,000 shares, subject to the underwriters' overallotment option, may be sold by certain of our stockholders. If these shares are sold, we will not receive any proceeds therefrom.
  (1)
  The number of shares outstanding after the offering:

  •
  includes 450,000 shares received as a result of option exercises in April 2004;

  •
  excludes 1,470,000 shares of common stock reserved for issuance upon exercise of outstanding stock options at a weighted average exercise price of $2.25 per share and 452,400 shares of common stock reserved for issuance upon exercise of stock options which will be granted in conjunction with this offering at an exercise price equal to the initial public offering price hereof; and

  •
  excludes 4,500,000 shares of common stock reserved for issuance upon exercise of warrants granted to Delta (assuming it exercises all warrants under its code-share agreement) at an exercise price of $12.50 for 1,500,000 shares, at an exercise price of $12.35 for 1,500,000 shares, at an exercise price of $13.00 for 720,000 shares and at an exercise price of $12.35 for 780,000 shares.

Summary Consolidated Financial Information

	Years Ended December 31,			Quarters Ended March 31,
	2001 (1)	2002 (1)	2003 (1)	2003 (1)	2004 (1)
	(in thousands, except share, per share and airline operating data)
Statement of Operations Data:
Operating revenues	$238,644	$315,462	$421,115	$93,679	$119,197
Operating income	15,447	40,176	77,818	18,707	22,653
Net income	6,067	17,003	34,049	8,741	9,936
Net income available for common stockholder	5,649	16,590	33,879	8,651	9,936
Net income available for common stockholder per share(2):
Basic	$0.28	$0.83	$1.69	$0.43	$0.50
Diluted	$0.27	$0.80	$1.63	$0.42	$0.48
Weighted average number of shares outstanding(2):
Basic	20,000,000	20,000,000	20,000,000	20,000,000	20,000,000
Diluted	20,689,886	20,832,750	20,841,415	20,826,841	20,887,240
Other Financial Data:
Net cash from:
Operating activities	22,956	50,857	93,061	19,152	27,291
Investing activities	(12,690)	(32,979)	(30,443)	(10,327)	(38,643)
Financing activities	(7,383)	(17,751)	(44,482)	(8,124)	(9,009)
Airline Operating Data:
Passengers carried	2,240,822	3,365,687	4,625,381	905,690	1,240,607
Revenue passenger miles (3)	880,569,802	1,446,534,152	2,219,350,701	412,125,060	614,135,536
Available seat miles (4)	1,649,171,823	2,348,376,444	3,464,206,178	697,169,355	1,016,155,632
Passenger load factor (5)	53.4%	61.6%	64.1%	59.1%	60.4%
Revenue per available seat mile (6)	$0.145	$0.134	$0.122	$0.134	$0.117
Cost per available seat mile (7)	$0.139	$0.122	$0.105	$0.114	$0.101
EBITDA (8)	$24,837	$52,470	$101,817	$23,471	$29,930
Average passenger trip length (miles)	393	430	480	455	495
Number of aircraft in service (end of period):
Embraer Regional Jets:
Owned	7	18	38	25	38
Leased	38	41	45	41	45
Saab Turboprops(10):
Owned	2	—	—	—	—
Leased	23	—	—	—	—

Total Aircraft	70	59	83	66	83

	As of March 31, 2004
	Actual	As Adjusted (9)
	(in thousands)
Consolidated Balance Sheet Information:
Cash and cash equivalents	$1,174	$37,372
Aircraft and other equipment, net	542,467	542,467
Total assets	678,407	720,365
Long-term debt, including current maturities	477,392	457,000
Total stockholder's equity	76,657	140,367

(1)
During the fourth quarter of 2001, we decided to exit the turboprop business, return our entire fleet of leased Saab 340 aircraft and dispose of related inventory and equipment. New leases (between the lessor and Shuttle America Corporation) have been obtained for 21 aircraft, of which leases for three aircraft expired in January 2004. We remain liable if Shuttle America defaults with respect to the remaining leases. We recorded impairment losses and accrued aircraft return cost of $8.1, $3.8 and $10.2 million in 2001, 2002 and 2003, respectively. As of December 31, 2003, if Shuttle America defaults, we could incur additional charges of (i) up to $2.9 million through the remaining terms of the leases and (ii) up to $3.5 million relating to our guarantee of a maintenance contract. These amounts were reduced to $1.2 million and $2.3 million, respectively, as of March 31, 2004, and will be reduced to $0 and $1.1 million, respectively, as of June 30, 2004. These calculations are further described in Management's Discussion and Analysis of Financial Condition and Results of Operations.

(2)
On June 4, 2002, our board of directors declared a 200,000:1 stock split. All per share amounts, number of shares and options outstanding in the consolidated financial statements have been adjusted for the stock split.

(3)
Revenue passengers multiplied by miles flown.

(4)
Passenger seats available multiplied by miles flown.

(5)
Revenue passenger miles divided by available seat miles.

(6)
Total airline operating revenues divided by available seat miles.

(7)
Total operating and interest expenses divided by available seat miles. Total operating and interest expenses is not a calculation based on generally accepted accounting principles and should not be considered as an alternative to total operating expenses. Cost per available seat mile utilizing this measurement is included as it is a measurement recognized by the investing public.

(8)
EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles and should not be considered as an alternative to net income or operating income as indicators of our financial performance or to cash flow as a measure of liquidity. In addition, our calculations may not be comparable to other similarly titled measures of other companies. EBITDA is included as a supplemental disclosure because it may provide useful information regarding our ability to service debt and lease payments and to fund capital expenditures. Our ability to service debt and lease payments and to fund capital expenditures in the future, however, may be affected by other operating or legal requirements or uncertainties. Currently, aircraft and engine ownership costs are our most significant cash expenditure. In addition, EBITDA is a well recognized performance measurement in the regional airline industry and, consequently, we have provided this information.

The
following represents a reconciliation of EBITDA to net cash from operating activities for the periods indicated (dollars in thousands):

	Years Ended December 31,			Quarters Ended March 31,
	2001	2002	2003	2003	2004
EBITDA	$24,837	$52,470	$101,817	$23,471	$29,930
Interest expense	(6,227)	(12,044)	(22,052)	(4,274)	(6,259)
Warrant amortization		9	359	26	128
(Gain) loss on aircraft and other equipment disposals	(460)	67	865	78	92
Impairment loss and accrued aircraft return costs	8,100	3,800	10,160	700	—
Allowance for note receivable from affiliate		4,900	2,113	—	—
Amortization of deferred credits	(889)	(1,132)	(1,249)	(311)	(321)
Unrealized loss on fuel swaps	202
Stock compensation expense	90	213	214	54	54
Current income tax expense	(6,659)	4,485	(237)	(375)	(379)
Changes in certain assets and liabilities:
Receivables	896	1,654	(4,952)	(1,158)	1,627
Inventories	579	698	(367)	84	(1,212)
Prepaid expenses and other current assets	(368)	(985)	868	(789)	(1,543)
Accounts payable	1,490	933	(1,903)	(3,620)	2,123
Accrued liabilities	10,826	(1,479)	9,325	5,444	3,831
Other assets	(9,461)	(2,732)	(1,900)	(178)	(780)

Net cash from operating activities	$22,956	$50,857	$93,061	$19,152	$27,291

(9)
Adjusted to reflect the sale of shares we are offering hereby at an offering price of $13.00 per share, and the application of the estimated net proceeds therefrom. Total assets and total stockholder's equity were adjusted for the fair value of the warrant issued to Delta upon closing of the initial public offering at an initial public offering price of $13.00 per share. In addition, As Adjusted assumes a repayment of $1.4 million of accrued interest on subordinated note payable to affiliate.

(10)
Excludes two Saab 340 aircraft held for sale at December 31, 2002 and 2003 and as of March 31, 2004, one leased Saab 340 aircraft at December 31, 2002 and three Saab 340 aircraft held for sale at March 31, 2003.

RISK FACTORS

        Any investment in shares of our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with all of the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition, results of operations and future growth prospects could be materially adversely affected. Any adverse effect on our business, financial condition or results of operations could result in a decline in the trading price of our common stock and the loss of all or part of your investment.

Risks Related to Our Operations

We are dependent on our code-share relationships with our major partners.

        We depend on relationships created by our code-share agreements with US Airways, American and Delta for all of our revenue. We expect to begin to derive revenue from United in June 2004. Any material modification to, or termination of, our code-share agreements with any of these partners could have a material adverse effect on our financial condition, the results of our operations and the price of our common stock. Each of the code-share agreements contains a number of grounds for termination by our partners, including our failure to meet specified performance levels. In addition, American may terminate the code-share agreement without cause upon 180 days notice, provided such notice may not be given prior to September 30, 2008. If American terminates our code-share agreement for cause, it has the right to require us to assign to them our leases of all Embraer regional jets then operating under the code-share agreement or to lease such jets to them to the extent we own them. If American terminates our code-share agreement other than for cause, we have the right to require American to assume our leases of all Embraer regional jets, or to lease such jets from us to the extent we own them, then operating under the code-share agreement. Delta may partially or completely terminate the code-share agreement with or without cause on 180 days written notice at any time after November 2008. If Delta exercises this right or if we terminate the agreement for cause, we have the right to require Delta to either purchase, sublease or assume the lease of aircraft leased by us with respect to any of the aircraft we previously operated for Delta. If we choose not to exercise this right, or if Delta terminates the agreement for cause, Delta may require us to sell or sublease to them or Delta may assume the lease of aircraft leased by us with respect to any of the aircraft we previously operated for them. United may terminate its code-share agreement with Chautauqua without cause on 18 months prior written notice, provided that such notice may not be given prior to December 31, 2007. If either Chautauqua or Republic Airline wrongfully terminates its code-share agreement, breaches certain provisions thereof or falls below certain minimum operating thresholds for three consecutive months or any six month period in a rolling 12 month period, United can assume our ownership or leasehold interests in the jets we operate for them. For a more complete description of our code-share agreements, including their termination provisions, see "Business-Code-Share Agreements."

        In addition, because all of our operating revenues are currently generated under the code-share agreements, if any one of them is terminated, our operating revenues and net income will be materially adversely affected unless we are able to enter into satisfactory substitute arrangements or, alternatively, fly under our own flight designator code, including obtaining the airport facilities and gates necessary to do so. We cannot assure you that we would be able to enter into substitute code-share arrangements, that any such substitute arrangements would be as favorable to us as the current code-share agreements or that we could successfully fly under our own flight designator code. For the quarter ended March 31, 2004 and for the year ended December 31, 2003, respectively, US Airways accounted for 45% and 40% of our operating revenues, Delta accounted for 36% and 29% of our operating revenues, American accounted for 19% and 23% of our operating revenues and America West accounted for 0% and 8% of our operating revenues. In February 2003, we and America West mutually agreed to terminate our code-share agreement and we concurrently agreed with Delta to allocate the aircraft previously flown for America West to Delta. We have granted to Delta an aggregate of 4,500,000 warrants to purchase our common stock. The exercise prices of these warrants range from $12.35 to $13.00 per share. In addition, beyond the 47 aircraft we are contractually committed to place into service for Delta through September 2005, Delta is entitled to a warrant to purchase 60,000 shares of our common stock for each additional aircraft we place into service for them. The exercise price of each of these warrants will be the lower of the then current market price of our common stock or the average of the closing prices of our common stock for the 30 days prior to an aircraft being placed into service.

Terrorist attacks have harmed our business and may harm our business in the future.

        The terrorist attacks of September 11, 2001, and their aftermath, coupled with the economic decline in the U.S. economy which began during the second half of 2001, have negatively impacted the airline industry. The primary effects experienced by the airline industry include:

  •
  increased concerns about future terrorist attacks;

  •
  airport shutdowns, flight cancellations, delays due to security breaches and perceived safety threats;

  •
  higher costs, including those related to increased safety measures and insurance premiums; and

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  reduced passenger traffic and yields due to the subsequent dramatic drop in demand for air travel.

Moreover, the increase of U.S. military involvement in overseas operations, including, for example, the aftermath of the war with Iraq, continues to adversely impact our industry.

        Airline profit levels are highly sensitive to changes in fuel costs, fare levels and passenger demand. Passenger demand and fare levels are influenced by, among other things, the state of the global economy, domestic and international events, including the spread of SARS, airline capacity and pricing actions taken by carriers. The weak U.S. and global economy, turbulent international events, including conflicts in the Middle East, and extensive price discounting by carriers contributed to unprecedented losses for U.S. airlines from 1990 to 1993. Since September 11, 2001, similar factors, together with the effects of the terrorist attacks and the industry's reduction in capacity, have resulted in dramatic losses for the airline industry. These conditions have resulted in substantial losses by the major U.S. airlines in 2001 and 2002, and threaten the viability of some airlines. For example, on August 11, 2002, US Airways filed petitions for reorganization under Chapter 11 of the bankruptcy code (and emerged from bankruptcy on March 31, 2003) and UAL Corp., the parent of United Airlines, announced on December 9, 2002, that it filed petitions for reorganization under Chapter 11 of the bankruptcy code. Although demand for air travel has increased in recent months, it has yet to return to pre-September 11, 2001 levels. Consequently, most U.S. airlines have significantly reduced their flight schedules and furloughed and terminated employees.

        Given the magnitude and unprecedented nature of the September 11 terrorist attacks, it is uncertain what the long-term impact of these events will be on the airline industry in general and on us in particular. Additional terrorist attacks, the fear of such attacks, increased hostilities or prolonged military involvement in Iraq, the Middle East or other regions could further negatively impact the airline industry and us. For a more detailed discussion, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Effects of September 11, 2001."

        In addition, as a result of the terrorist attacks or other related world events, certain aviation insurance could become unavailable or available only for reduced amounts of coverage that are insufficient to comply with the levels of coverage required under our code-share agreements, our other contractual agreements or applicable government regulations. Failure to obtain or maintain appropriate levels of insurance could adversely affect our business.

Our code-share agreements with United will be terminated if United does not emerge from bankruptcy.

        United is attempting to reorganize its business under Chapter 11 of the bankruptcy code. Under the terms of our code-share agreements with United, if United's plan of reorganization is not confirmed in its Chapter 11 bankruptcy or if its bankruptcy is converted to a liquidation under Chapter

7 of the bankruptcy code, then our code-share agreements with United will be terminated. If the agreements are terminated, we must still accept for delivery the aircraft which we would have flown for United. Although we are entitled to recoup certain expenses in connection with the aircraft, including certain fees paid to the manufacturer as well as our ownership costs of the aircraft for a transitional period of time, a termination of these agreements could have a material, adverse effect on our financial condition, results of operations and price of our common stock.

Republic Airline requires an operating certificate before it can commence flying operations.

        Republic Airline has applied for, but does not yet have, an operating certificate. This certificate is required before Republic Airline can commence flying. If it does not receive the certificate by July 1, 2004, it must pay United a daily penalty fee. If it does not obtain the certificate by September 1, 2004, United may terminate the code-share agreement with Republic Airline. Any termination of this agreement could have a material, adverse effect on our financial condition, results of operations and price of our common stock.

If the financial strength of any of our code-share partners decreases, our financial strength is at risk.

        We are directly affected by the financial and operating strength of our code-share partners. In the event of a decrease in the financial or operational strength of any of our code-share partners, such partner may be unable to make the payments due to us under their code-share agreement. In addition, they may reduce utilization of our aircraft to the minimum levels specified in the code-share agreements. Further, as discussed above, it is possible that if any of our code-share partners becomes bankrupt, our code-share agreement with such partner may not be assumed in bankruptcy and could be modified or terminated. Any such event could have an adverse effect on our operations and the price of our common stock. In its Annual Report on Form 10-K for the year ended December 31, 2003, US Airways' auditor stated that certain issues raise substantial doubt about US Airways' ability to continue as a going concern. In its Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, US Airways announced that if it fails to achieve a competitive cost structure, it will be forced to reexamine its strategic options, including but not limited to asset sales or a judicial restructuring. On April 14, 2004, Delta publicly announced that continued losses of the magnitude of its loss for the quarter ended March 31, 2004 are unsustainable and that Delta must regain sustained profitability. In its Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, Delta announced that if it fails to achieve a competitive cost structure, it will need to pursue alternative courses of action including but not limited to restructuring through bankruptcy. As of May 7, 2004, Standard & Poor's and Moody's respectively, maintained ratings of CCC+ and WR for US Airways, B- and Caa2 for AMR Corp., the parent of American, B- and Caa2 for Delta and D and WR for UAL Corp., the parent of United.

Our code-share partners may expand their direct operation of regional jets thus limiting the expansion of our relationships with them.

        We depend on major airlines like US Airways, American, Delta and United electing to contract with us instead of purchasing and operating their own regional jets. However, these major airlines possess the resources to acquire and operate their own regional jets instead of entering into contracts with us or other regional carriers. For example, American and Delta have acquired many regional jets which they fly under their affiliated carriers, American Eagle, with respect to American, and Atlantic Southeast Airlines and Comair, with respect to Delta. In addition, US Airways is operating regional jets through its PSA subsidiary and its newly created MidAtlantic Airways division. We have no guarantee that in the future our code-share partners will choose to enter into contracts with us instead of purchasing their own regional jets or entering into relationships with competing regional airlines. They are not prohibited from doing so under our code-share agreements. A decision by US Airways, American, Delta or United to phase out our contract-based code-share relationships and instead acquire and operate their own regional jets or to enter into similar agreements with one or more of our competitors could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

Any labor disruption or labor strikes would adversely affect our ability to conduct our business.

        All of our pilots, flight attendants, dispatchers and customer service employees are represented by unions. Collectively, these employees represent approximately 76% of our workforce as of March 31, 2004. Although we have never had a work interruption or stoppage and believe our relations with our unionized employees are generally good, we are subject to risks of work interruption or stoppage and/or may incur additional administrative expenses associated with union representation of our employees. Our collective bargaining agreement with our flight attendant union is currently amendable and under negotiation and our collective bargaining agreement with our customer service union, which is amendable in December 2005, is currently under negotiation. We cannot accurately predict the outcome of any amendment negotiations. If we are unable to reach agreement with any of our unionized work groups on the amended terms of their collective bargaining agreements, we may be subject to work interruptions and/or stoppages. Any sustained work stoppages could adversely affect our ability to fulfill our obligations under our code-share agreements and could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

        Under the terms of our jet code-share agreement with US Airways, if we are unable to provide scheduled flights as a result of a strike by our employees, they are only required to pay us for certain fixed costs for specified periods. Under the terms of the code-share agreements with American, Delta and United, none of them are required to pay us any amounts during the period our employees are on strike and we are unable to provide scheduled flights. A sustained strike by our employees would require us to bear costs otherwise paid by our code-share partners.

        In addition, a labor disruption other than a union-authorized strike may cause us to be in material breach of our code-share agreements, all of which require us to meet specified flight completion levels during specified periods. Our code-share partners have the right to terminate their code-share agreements if we fail to meet these completion levels.

        Furthermore, since each of our code-share partners is a significant source of revenue, any labor disruption or labor strike by the employees of any one of our code-share partners which would affect their ability to pay us under our code-share agreement could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

Our current growth plans may be materially affected by substantial risks, some of which are outside of our control.

        We plan to acquire at least an additional 46 Embraer regional jets by September 2005, 34 of which are subject to firm order and for which we have financing commitments in place. If we are incorrect in our assessment of the profitability and feasibility of our growth plans, or if circumstances change in a way that was unforeseen by us or if we are unable to arrange acceptable financing for the 12 remaining aircraft, we may not be able to grow as planned.

        Under our code-share agreements, we are obligated to place in service an additional 46 Embraer regional jets through 2005 at an aggregate cost (excluding the cost of acquiring the aircraft) to us of approximately $10.1 million. These costs, which are related to the acquisition of these aircraft, include the acquisition of related additional ground and maintenance facilities and support equipment, the employment of approximately 1,000 additional employees and the integration of those aircraft, facilities and employees into our existing operations.

        As of March 31, 2004, we had conditional firm orders or options to purchase 71 regional jets from Embraer. If we choose to exercise options to purchase aircraft from Embraer prior to obtaining a commitment from existing or future code-share partners to place the aircraft in service, we will be obligated to purchase the aircraft from Embraer and to bear the cost of operation even if we cannot place the aircraft in service with a code-share partner, which could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

        Our ability to manage our growth effectively and efficiently requires us to continue to forecast accurately our equipment needs and human resources and to continue to expend funds to improve our operating, financial and management controls, reporting systems, procurement process and procedures. In addition, we must effectively expand, train and manage our employee base, which could be costly. Our growth will place a significant strain on our management and other corporate resources. If we are unable to manage our anticipated growth effectively and efficiently, our business could be harmed.

        Our growth plans may be adversely affected by our code-share agreements with American and Delta. Our American agreement requires us to provide regional airline services exclusively for American at its St. Louis hub and within 50 statute miles of that hub. This agreement also prohibits us from providing competing regional hub services at Memphis, Nashville and Kansas City and means that, without American's consent, we are prohibited from operating flights under our own flight designator code or on behalf of any other air carrier providing "hub" services in or out of these airports. Chautauqua's Delta agreement prohibits it from conducting code-share flying into several major metropolitan airports, except under its existing code-share agreements with American and US Airways. Pursuant to the terms of Chautauqua's code-share agreement with Delta, it is prohibited from operating aircraft other than for Delta except for (1) those it operates for its existing code-share partners, (2) the additional aircraft it may operate under its existing agreements, (3) aircraft subject to Chautauqua's current code-share agreements that may need to be repositioned with another code-share partner in the event of a bankruptcy or breach by one of Chautauqua's current code-share partners and (4) aircraft subject to other limited exceptions. Furthermore, pursuant to the terms of our code-share agreements with United, except for our current code-share flying, we are prohibited from operating 50 seat or larger regional jets or turboprops from United's current hub airports. United's hub airports are Denver, Washington-Dulles, Los Angeles, Chicago-O'Hare, Seattle and San Francisco.

Our code-share partners may be restricted in increasing the level of business that they conduct with us, thereby limiting our growth.

        Employees at major airlines generally oppose efforts by their companies to utilize regional airlines to serve shorter, lower volume routes from their hubs because of their perception that such utilization leads to layoffs at the major airline, as well as lower wages and salaries. In general, the pilots' unions of certain major airlines have negotiated collective bargaining agreements that restrict the number and/or size of regional aircraft that a particular carrier may operate. A "scope" clause in US Airways' current collective bargaining agreement with its pilots prevents US Airways from using more than 465 regional jets not flown by its pilots in its operations and mandates that ERJ-170 or larger aircraft be flown only by US Airways or one of its subsidiaries. We cannot assure you that US Airways will contract with us to fly any additional aircraft. Our ability to participate in additional regional jet flying for US Airways is subject to the further limitation that we employ furloughed US Airways pilots. Our utilization of US Airways pilots was approved by our pilots union, however, they limited their approval to 32 additional aircraft for US Airways. Thus far, we have only utilized nine of the 32 aircraft under the jets for jobs approval. A "scope" clause in American's and Delta's current collective bargaining agreements with their respective pilots limits each of them from operating regional jets having 51 or more seats.

        We cannot assure you that these "scope" clauses will not become more restrictive in the future. Any additional limit on the number of regional jets we can fly for our code-share partners could have a material adverse effect on our expansion plans and the price of our common stock.

Our fleet expansion program will require a significant increase in our leverage and the financing we require may not be available on favorable terms or at all.

        The airline business is very capital intensive and, as a result, many airline companies are highly leveraged. During the years ended December 31, 2002 and 2003, our mandatory debt service payments totaled $6.8 million and $38.3 million, respectively, and our mandatory lease payments totaled $62.7 million and $63.5 million, respectively. We have significant lease obligations with respect to our aircraft, which aggregated approximately $824.0 million at December 31, 2003. Our current growth strategy involves the acquisition of 46 more Embraer regional jets through 2005, all of which we will place in service for Delta, US Airways and United under our existing code-share agreements with them. Embraer's current aggregate list price of these 46 Embraer regional jets is approximately $1.0 billion. We expect to lease or otherwise acquire on credit a substantial portion of these Embraer regional jets, which will increase significantly our mandatory lease and debt service payments.

        There can be no assurance that our operations will generate sufficient cash flow to make such payments or that we will be able to obtain financing to acquire the additional aircraft necessary for our expansion. If we default under our loan or lease agreements, the lender/lessor has available extensive remedies, including, without limitation, repossession of the respective aircraft and, in the case of large creditors, the effective ability to exert control over how we allocate a significant portion of our revenues. Even if we are able to timely service our debt, the size of our long-term debt and lease obligations could negatively affect our financial condition, results of operations and the price of our common stock in many ways, including:

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  increasing the cost, or limiting the availability of, additional financing for working capital, acquisitions or other purposes;

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  limiting the ways in which we can use our cash flow, much of which may have to be used to satisfy debt and lease obligations; and

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  adversely affecting our ability to respond to changing business or economic conditions or continue our growth strategy.

        If we need funds and cannot raise them on acceptable terms, we may be unable to realize our current plans or take advantage of unanticipated opportunities and could be required to slow our growth.

We may be subject to additional liability in connection with our decision to phase out of revenue service our Saab 340 aircraft.

        During the fourth quarter of 2001, we decided to exit the turboprop business, return our entire fleet of 24 leased Saab 340 aircraft to the lessors and dispose of related inventory and equipment. Leases for two of these aircraft expired in September 2002 and the aircraft were returned to the lessor. A third aircraft, which was damaged, was purchased by us in 2002 and sold in 2003. New leases (between the lessor and Shuttle America) have been obtained for the remaining 21 aircraft, of which leases for three aircraft expired in January 2004. We remain liable if Shuttle America defaults with respect to the remaining leases. We recorded impairment losses and accrued aircraft return cost of $8.1, $3.8 and $10.2 million in 2001, 2002 and 2003, respectively. As of December 31, 2003, if Shuttle America defaults, we could incur additional charges of (i) up to $2.9 million through the remaining terms of the leases and (ii) up to $3.5 million relating to our guarantee of a maintenance contract. These amounts were reduced to $1.2 million and $2.3 million, respectively, as of March 31, 2004, and will be reduced to $0 and $1.1 million, respectively, as of June 30, 2004.

We depend on Embraer to supply us with the aircraft we require to expand.

        As of March 31, 2004, we were obligated under our code-share agreements to place an additional 46 Embraer regional jets in service over the next 18 months. Thirty-four of these regional jets are firm orders, have financing commitments in place and, upon delivery, will be placed into immediate service with Delta, US Airways and United. We also have conditional firm orders or options to acquire an additional 71 regional jets that are exercisable through October 2006. We are dependent on Embraer as the manufacturer of all of these jets and certain factors may limit or preclude our ability to obtain these regional jets, including:

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  Embraer could refuse, or may not be financially able, to perform its obligations under the purchase agreement for the delivery of the regional jets; and

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  a fire, strike or other event could occur that affects Embraer's ability to completely or timely fulfill its contractual obligations.

        Any disruption or change in the delivery schedule of these Embraer regional jets would affect our overall operations and our ability to fulfill our obligations under our code-share agreements.

        Our operations could be materially adversely affected by the failure or inability of Embraer or any key component manufacturers to provide sufficient parts or related support services on a timely basis or by an interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for our aircraft.

Reduced utilization levels of our aircraft under the fixed-fee agreements would adversely impact our revenues and earnings.

        Our agreements with US Airways, American, Delta and United require each of them to schedule our aircraft to a minimum level of utilization. However, the aircraft have historically been utilized more than the minimum requirement. Even though the fixed-fee rates adjust, either up or down, based on scheduled utilization levels or require a fixed amount per day to compensate us for our fixed costs, if our aircraft are underutilized (including taking into account the stage length and frequency of our scheduled flights) we will likely lose both the opportunity to recover a margin on the variable costs of flights that would have been flown if our aircraft were more fully utilized and the opportunity to earn incentive compensation on such flights.

Increases in our labor costs, which constitute a substantial portion of our total operating costs, will directly impact our earnings.

        Labor costs constitute a significant percentage of our total operating costs, and we have experienced pressure to increase wages and benefits for our employees. Under our code-share agreements, our reimbursement rates contemplate labor costs that increase on a set schedule generally tied to an increase in the consumer price index or the actual increase in the contract. We are entirely responsible for our labor costs, and we may not be entitled to receive increased payments for our flights if our labor costs increase above the assumed costs included in the reimbursement rates. As a result, a significant increase in our labor costs above the levels assumed in our reimbursement rates could result in a material reduction in our earnings. We have collective bargaining agreements with our pilots, flight attendants, customer service employees and dispatchers; our flight attendants agreement is currently amendable and under negotiation, and our customer service agreement, which is amendable in December 2005, is currently under negotiation. Our pilots and dispatchers agreements are amendable in October 2007 and February 2007, respectively. We cannot assure you that future agreements with our employees' unions will be on terms in line with our expectations or comparable to agreements entered into by our competitors, and any future agreements may increase our labor costs and reduce both our income and our competitiveness for future business opportunities.

Our business could be harmed if we lose the services of our key personnel.

        Our business depends upon the efforts of our chief executive officer, Bryan K. Bedford, and our other key management and operating personnel. American can terminate its code-share agreement if we replace Mr. Bedford without their consent, which cannot be unreasonably withheld. We may have difficulty replacing management or other key personnel who leave and, therefore, the loss of the services of any of these individuals could harm our business. We maintain a "key man" life insurance policy in the amount of $10 million for Mr. Bedford, but this amount may not adequately compensate us in the event we lose his services.

We may experience difficulty finding, training and retaining employees.

        Our business is labor-intensive. We intend to hire a large number of pilots, flight attendants, maintenance technicians and other personnel associated with our expansion plans.

        The airline industry has from time to time experienced a shortage of qualified personnel, specifically pilots and maintenance technicians. In addition, as is common with most of our competitors, we have, from time to time, faced considerable turnover of our employees. Although our employee turnover has decreased significantly since September 11, 2001, our pilots, flight attendants and maintenance technicians sometimes leave to work for larger airlines, which generally offer higher salaries and benefit programs than regional airlines are financially able to offer. Should the turnover of employees, particularly pilots and maintenance technicians, sharply increase, the result will be significantly higher training costs than otherwise would be necessary. We cannot assure you that we will be able to recruit, train and retain the qualified employees that we need to carry out our expansion plans or replace departing employees. If we are unable to hire and retain qualified employees at a reasonable cost, we may be unable to complete our expansion plans, which could materially adversely affect our financial condition, results of operations and the price of our common stock.

We fly and depend upon Embraer regional jets and our business is at risk if we do not receive timely deliveries of aircraft or if the public negatively perceives our aircraft.

        As of March 31, 2004, our fleet consisted of 83 Embraer regional jets containing 50 seats or less. As our fleet of Embraer jets grows, including adding ERJ 170 and larger aircraft, our risk in relying on a single manufacturer also grows. These risks include:

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  the failure or inability of Embraer-Empresa Brasileira de Aeronautica S.A. (the manufacturer of the Embraer regional jets) to provide sufficient aircraft, parts or related support services on a timely basis;

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  the interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for these aircraft;

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  the issuance of FAA directives restricting or prohibiting the use of Embraer regional jets or requiring time-consuming inspections and maintenance; or

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  the adverse public perception of a manufacturer as a result of an accident or other adverse publicity.

        Further, ERJ-170 aircraft are not currently being utilized by airlines and, as a new product, this aircraft may be subject to unforeseen manufacturing and/or reliability issues.

        The occurrence of any one or more of these factors could result in our failure to meet our obligations under our code-share agreements, thereby permitting our code-share partners to terminate these agreements and could materially adversely affect our operations and the price of our common stock.

We are at risk of losses stemming from an accident involving any of our aircraft.

        While we have never had a crash over our 30 year history, it is possible that one or more of our aircraft may crash or be involved in an accident in the future, causing death or injury to individual air travelers and our employees and destroying the aircraft.

        In addition, if one of our aircraft were to crash or be involved in an accident we would be exposed to significant tort liability. Passengers, or their estates, may seek to recover damages for death or injury. There can be no assurance that the insurance we carry to cover such damages will be adequate. Accidents could also result in unforeseen mechanical and maintenance costs. In addition, any accident involving an aircraft that we operate could create a public perception that our aircraft are not safe, which could result in air travelers being reluctant to fly on our aircraft and a decrease in revenues. Such a decrease could materially adversely affect our financial condition, results of operations and the price of our common stock.

We will be controlled by Wexford Capital as long as they own or control a majority of our common stock, and they may make decisions with which you disagree.

        After the completion of this offering, WexAir LLC, which is owned by several investment funds managed by Wexford Capital, on a fully diluted basis will own beneficially approximately 64.1% of the outstanding shares of our common stock, or approximately 61.9% if the underwriters exercise in full their option to purchase additional shares from WexAir LLC. As a result, Wexford Capital and its affiliates will control all matters affecting us, including the election of directors as long as they own or control a majority of our common stock. They may make decisions which you and other stockholders will not be able to affect by voting your shares.

We may have conflicts of interest with Wexford Capital, and because of their controlling ownership, we may not be able to resolve these conflicts on an arm's length basis.

        Wexford Capital and its affiliates are actively engaged in the airline business. Conflicts of interest may in the future arise between Wexford Capital and us in a number of areas relating to our business and our past and ongoing relationships. Factors that may create a conflict of interest between Wexford Capital and us include the following:

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  Wexford Capital currently owns Shuttle America, the lessee of the Saab aircraft previously operated by Chautauqua;

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  Wexford Capital may in the future make significant investments in other airline companies that directly compete with us;

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  sales or distributions by WexAir LLC of all or any portion of its ownership interest in us; and

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  several of our directors also are directors, managing members or general partners of Wexford Capital and its affiliates.

        Wexford Capital is under no obligation to resolve any conflicts that might develop between it and us in a manner that is favorable to us and we cannot guarantee that such conflicts will not result in harmful consequences to our business or future prospects. In addition, Wexford Capital and its affiliates are not obligated to advise us of any investment or business opportunities of which they are aware, and they are not restricted or prohibited from competing with us. We have specifically renounced in our certificate of incorporation any interest or expectancy that Wexford Capital and its affiliates, including its directors and officers, will offer to us any investment or business opportunity of which they are aware.

Risks Associated With The Airline Industry

The airline industry has been subject to a number of strikes which could affect our business.

        The airline industry has been negatively impacted by a number of labor strikes. Any new collective bargaining agreement entered into by other regional carriers may result in higher industry wages and add increased pressure on us to increase the wages and benefits of our employees. Furthermore, since each of our code-share partners is a significant source of revenue, any labor disruption or labor strike by the employees of any one of our code-share partners could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

The airline industry is highly competitive.

        Within the airline industry we not only compete with other regional airlines, some of which are owned by or operated as code-share partners of major airlines, but we also face competition from low-fare airlines and major airlines on many of our routes, including carriers that fly point to point instead of to or through a hub. Other low-fare carriers serve the Indianapolis International Airport, which results in significant price competition in the Indianapolis market, one of our major markets. Competition in the eastern United States markets, which we service from US Airways' hubs in New York, Boston, Philadelphia and Washington, D.C. and from Delta's hub in Orlando is particularly intense, due to the large number of carriers in those markets.

        In addition, some of our competitors are larger and have significantly greater financial and other resources than we do. Moreover, federal deregulation of the industry allows competitors to rapidly enter our markets and to quickly discount and restructure fares. The airline industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats.

        In addition to traditional competition among airlines, the industry faces competition from video teleconferencing and other methods of electronic communication. New advances in technology may add a new dimension of competition to the industry as business travelers seek lower-cost substitutes for air travel.

Airlines are often affected by certain factors beyond their control, including weather conditions which can affect their operations.

        Generally, revenues for airlines depend on the number of passengers carried, the fare paid by each passenger and service factors, such as timeliness of departure and arrival. During periods of fog, ice, low temperatures, storms or other adverse weather conditions, flights may be cancelled or significantly delayed. Under our fixed-fee code-share agreements, we are partially protected against cancellations due to weather or air traffic control, although these factors may affect our ability to receive incentive payments for flying more than the minimum number of flights specified in our code-share agreement. Should we enter into pro-rate revenue sharing agreements in the future we will not be protected against weather or air traffic control cancellations and our revenues could suffer as a result.

The airline industry has recently gone through a period of consolidation and transition; consequently, we have fewer potential partners.

        Since its deregulation in 1978 and continuing to the present, the airline industry has undergone substantial consolidation, and it may in the future undergo additional consolidation. For example, in April 2001, American acquired the majority of Trans World Airlines, Inc.'s assets. Our relationship with American resulted from this transaction. Other recent developments include the domestic code-share alliance between United and US Airways, and a similar new relationship among Delta, Continental and Northwest. We, as well as our code-share partners, routinely monitor changes in the competitive landscape and engage in analysis and discussions regarding our strategic position, including potential alliances and business combination transactions. Further consolidation could limit the number of potential partners with whom we could enter into code-share relationships. Any additional consolidation or significant alliance activity within the airline industry could materially adversely affect our relationship with our code-share partners.

The airline industry is heavily regulated.

        Airlines are subject to extensive regulatory and legal compliance requirements, both domestically and internationally, that involve significant costs. In the last several years, the FAA has issued a number of directives and other regulations relating to the maintenance and operation of aircraft that have required us to make significant expenditures. FAA requirements cover, among other things, retirement of older aircraft, security measures, collision avoidance systems, airborne windshear avoidance systems, noise abatement, commuter aircraft safety and increased inspection and maintenance procedures to be conducted on older aircraft.

        We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. We cannot predict whether we will be able to comply with all present and future laws, rules, regulations and certification requirements or that the cost of continued compliance will not significantly increase our costs of doing business.

        The FAA has the authority to issue mandatory orders relating to, among other things, the grounding of aircraft, inspection of aircraft, installation of new safety-related items and removal and replacement of aircraft parts that have failed or may fail in the future. A decision by the FAA to ground, or require time consuming inspections of or maintenance on, all or any of our Embraer regional jets, for any reason, could negatively impact our results of operations.

        In addition to state and federal regulation, airports and municipalities enact rules and regulations that affect our operations. From time to time, various airports throughout the country have considered limiting the use of smaller aircraft, such as Embraer regional jets, at such airports. The imposition of any limits on the use of Embraer regional jets at any airport at which we operate could interfere with our obligations under our code-share agreements and severely interrupt our business operations.

        Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce revenues. For instance, "passenger bill of rights" legislation has been introduced in Congress that would, among other things, require the payment of compensation to passengers as a result of certain delays and limit the ability of carriers to prohibit or restrict usage of certain tickets in manners currently prohibited or restricted. If adopted, these measures could have the effect of raising ticket prices, reducing revenue and increasing costs. Restrictions on the ownership and transfer of airline routes and takeoff and landing slots have also been proposed. In addition, as a result of the terrorist attacks in New York and Washington, D.C. in September 2001, the FAA has imposed more stringent security procedures on airlines. We cannot predict what other new regulations may be imposed on airlines and we cannot assure you that laws or regulations enacted in the future will not materially adversely affect our financial condition, results of operations and the price of our common stock.

Risks Related To Our Common Stock

There has been no prior market for our shares, and we cannot assure you that the price of our shares will not decline after the offering. In addition, our stock price may be volatile.

        Before this offering, there has not been a public market for our shares of common stock, and an active public market for our shares may not develop or be sustained after this offering. The market price of our shares could be subject to significant fluctuations after this offering and could decline below the initial public offering price.

        The initial public offering price was determined by negotiations between the underwriters and our board of directors, and may not be representative of the market price at which our shares of common stock will trade after this offering. We cannot assure you that you will be able to sell your shares at or above the initial public offering price.

        The market price of our common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

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  announcements concerning our code-share partners, competitors, the airline industry or the economy in general;

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  strategic actions by us, our code-share partners or our competitors, such as acquisitions or restructurings;

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  media reports and publications about the safety of our aircraft or the aircraft types we operate;

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  new regulatory pronouncements and changes in regulatory guidelines;

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  general and industry-specific economic conditions;

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  changes in financial estimates or recommendations by securities analysts;

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  sales of our common stock or other actions by investors with significant shareholdings or our code-share partners; and

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  general market conditions.

        The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

        In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management's attention and resources and harm our business.

You will suffer immediate and substantial dilution.

        The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock, which results in immediate and substantial dilution. The net tangible book value of a share of our common stock purchased at an initial public offering price of $13.00 will be only $5.08. Additional dilution may be incurred if stock options or warrants, whether currently outstanding or subsequently granted, are exercised. For example, set forth in the table below is information regarding stock options granted and to be granted to our employees, officers and directors, as well as information regarding warrants to purchase common stock that we have issued or agreed to issue to Delta. If the price of our common stock is greater than the exercise price of either the stock options or the warrants, your interest in our common stock will be diluted. In addition, we have agreed to issue Delta a warrant to purchase 60,000 shares of common stock for each additional aircraft placed into service with them.

	Number of Securities Underlying Options/Warrants Outstanding as of the Effective Date of the Offering	Exercise Price Per Share
Stock options to employees, officers and directors	1,470,000	$1.75 - $7.83
Stock options to be granted to employees, officers and directors	452,400	$13.00
Delta warrants	4,500,000	$12.35 - $13.00

        All of the 4,500,000 warrants issued to Delta are exercisable at or below $13.00 per share.

Future sales of our common stock by our stockholders could depress the price of our common stock.

        Sales of a large number of shares of our common stock, the availability of a large number of shares for sale, or sales of shares of our common stock by Delta could adversely affect the market price of our common stock and could impair our ability to raise funds in additional stock offerings. Upon completion of this offering, we will have 25,450,000 shares of common stock outstanding. Substantially all holders of our common stock, including our principal stockholder and Delta are subject to agreements with the underwriters that restrict their ability to transfer their stock for 180 days after the date of this prospectus. Merrill Lynch, on behalf of the underwriters, may in its sole discretion and at any time waive the restrictions on transfer in these agreements during this period. After these agreements expire, approximately 25,000,000 of these shares will be eligible for sale in the public market.

Our incorporation documents and Delaware law have provisions that could delay or prevent a change in control of our company, which could negatively affect your investment.

        In addition to the fact that Wexford Capital will own the majority of our common stock after this offering, our certificate of incorporation and bylaws and Delaware law contain provisions that could delay or prevent a change in control of our company that stockholders may consider favorable. Some of these provisions:

  •
  authorize the issuance of up to 5,000,000 shares of preferred stock that can be created and issued by our board of directors without prior stockholder approval, commonly referred to as "blank check" preferred stock, with rights senior to those of our common stock;

  •
  limit the persons who can call special stockholder meetings;

  •
  provide that a supermajority vote of our stockholders is required to amend our certificate of incorporation or bylaws; and

  •
  establish advance notice requirements to nominate directors for election to our board of directors or to propose matters that can be acted on by stockholders at stockholder meetings.

        These and other provisions in our incorporation documents and Delaware law could allow our board of directors to affect your rights as a stockholder by making it more difficult for stockholders to replace board members. Because our board of directors is responsible for appointing members of our management team, these provisions could in turn affect any attempt to replace the current management team. In addition, these provisions could deprive our stockholders of opportunities to realize a premium on the shares of common stock owned by them.

Our charter documents include provisions limiting voting by foreign owners.

        Our certificate of incorporation provides that shares of capital stock may not be voted by or at the direction of persons who are not citizens of the United States if the number of such shares would exceed applicable foreign ownership restrictions. U.S. law currently requires that no more than 25% of the voting stock of our company (or any other domestic airline) may be owned directly or indirectly by persons who are not citizens of the United States. See "Description of Capital Stock—Common Stock—Limitation on Voting by Foreign Owners."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend" and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed for the reasons described in this prospectus. You should not place undue reliance on these forward-looking statements.

        The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

        The net proceeds we will receive from the sale of the 5,000,000 shares of common stock offered by us, at a public offering price of $13.00 per share, and after deducting estimated underwriting discounts and offering expenses, are estimated to be $57,950,000.

        We currently intend to use the net proceeds of the offering as follows:

  •
  approximately $19.1 million to repay all indebtedness to WexAir LLC, our majority stockholder; and

  •
  the remainder for general corporate purposes, including working capital and the acquisition of additional aircraft and related spare parts and support equipment, including pre-delivery aircraft deposits.

        Pending such utilization, we intend to invest the proceeds in short-term, investment grade, interest-bearing securities.

        The indebtedness to be repaid to our majority stockholder was initially incurred in May 1998 to finance a portion of the purchase price for Chautauqua. The note, which currently bears interest at the annual rate of 7.5% compounded semi-annually, currently matures on June 13, 2004.

DIVIDEND POLICY

        We have never paid dividends on our common stock. We intend, however, to pay dividends out of legally available funds, as determined by our Board of Directors, commencing no earlier than the 2005 calendar year. As a holding company, we would only be able to pay dividends from funds received from Chautauqua, Republic Airline and any other subsidiaries we may have. Chautauqua's credit facility with Fleet does not limit its ability to pay dividends to Republic Airways unless Chautauqua is in default thereunder.

CAPITALIZATION

        The following table sets forth our capitalization at March 31, 2004 and as adjusted to give effect to the sale of the 5,000,000 shares of common stock offered by us at an offering price of $13.00 per share, and the application of the estimated net proceeds therefrom, as described under "Use of Proceeds." The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus.

	March 31, 2004
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$1,174	37,372

Current portion of long-term debt	24,627	24,627
Subordinated note payable to affiliate and accrued interest(1)	21,752	—
Long-term debt, less current portion	432,373	432,373
Stockholder's equity:
Common stock, $.001 par value; one vote per share; 75,000,000 shares authorized; 20,000,000 shares issued and outstanding actual and 25,000,000 shares issued and outstanding as adjusted	20	25
Additional paid-in capital	8,324	66,269
Warrants(2)	5,979	11,739
Accumulated earnings	62,334	62,334

Total stockholder's equity	$76,657	140,367

Total capitalization	$555,409	597,367

(1)
In April 2004, we repaid $2.8 million, which consisted of a principal repayment of $1.4 million and accrued interest of $1.4 million.

(2)
Represents additional equity for the fair value of the warrant issued to Delta upon closing of the initial public offering at an initial public offering price of $13.00 per share.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share of our common stock after this offering. Our net tangible book value as of March 31, 2004, was $3.17 per share. Net tangible book value per share is determined by dividing our tangible net worth, which is our tangible assets less total liabilities, by the total number of outstanding shares of common stock. After giving effect to the sale of shares of common stock in this offering at an offering price of $13.00 per share and our receipt of the estimated net proceeds, our net tangible book value at March 31, 2004, would have been $5.08 per share. This represents an immediate increase in the net tangible book value of $1.91 per share to our existing stockholder at this date, and an immediate dilution of $7.92 per share to you if you invest in our common stock. The following table illustrates this dilution of $7.92 per share to new stockholders purchasing our common stock in this offering:

Initial public offering price per share		$13.00
Net tangible book value per share as of March 31, 2004	$3.17
Increase per share attributable to the issuance of the warrant to Delta(1)	0.23
Increase per share attributable to new investors	1.68

As adjusted net tangible book value per share after this offering		5.08

Dilution per share to new investors		$7.92

(1)
Represents additional equity for the fair value of the warrant issued to Delta upon closing of the initial public offering at an initial public offering price of $13.00 per share.

        The following table summarizes, on a pro forma basis as of March 31, 2004, the total number of shares of our common stock purchased from us, the total consideration paid and the average price per share paid by WexAir LLC, our stockholder at this date, and by the new investors in this offering at an initial public offering price of $13.00 per share and before deducting estimated underwriting discounts and commissions and our estimated offering expenses:

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Share
WexAir LLC	20,000,000	80%	$20,133,000	23.6%	$1.01
New investors	5,000,000	20%	65,000,000	76.4%	$13.00

Total	25,000,000	100%	85,133,000	100%	$3.41

        If the underwriters exercise their overallotment option in full, the number of shares of common stock held by new investors will increase to 5,750,000, or 23.0% of the total number of shares of common stock to be outstanding immediately after this offering and the percentage of the total number of shares of common stock to be outstanding immediately after this offering held by WexAir LLC will decrease to 19,308,756, or 61.9%.

        The information presented in the table above excludes:

  •
  1,920,000 shares of common stock reserved for issuance under outstanding options at a weighted average exercise price of $2.13 per share at March 31, 2004;

  •
  452,400 shares of common stock currently reserved for issuance under options to be granted in conjunction with this offering at an exercise price of $13.00 per share; and

  •
  4,500,000 shares subject to outstanding warrants issued to Delta at a weighted average exercise price of $12.50 per share.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The following table sets forth our selected consolidated financial and airline operating data with respect to the periods indicated. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus. The selected consolidated financial data for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 have been derived from our consolidated financial statements, which statements have been audited by our independent registered public accounting firm. The airline operating data set forth below is unaudited. The selected consolidated financial information for the quarters ended March 31, 2003 and 2004 have been derived from our unaudited consolidated financial statements which, in our opinion, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the information included therein. Our results of operations for the quarter ended March 31, 2004, are not necessarily indicative of results to be achieved for the full year ending December 31, 2004.

Selected Consolidated Financial Information

	Years Ended December 31,					Quarters Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands, except share, per share and airline operating data)
Statement of Operations Data:
Operating revenues:
Passenger	$86,588	$145,850	$236,843	$312,757	$408,892	$91,675	$115,677
Other	1,671	1,627	1,801	2,705	12,223	2,004	3,520

Total operating revenues	88,259	147,477	238,644	315,462	421,115	93,679	119,197

Operating expenses:
Wages and benefits	22,679	30,782	45,107	52,542	76,428	15,331	23,723
Aircraft fuel	7,119	22,192	39,042	57,416	76,030	18,824	22,574
Passenger fees and commissions	15,038	12,883	11,065	1,958	—	—	—
Landing fees	2,105	3,753	7,091	11,115	16,128	3,368	4,644
Aircraft and engine rent	9,249	22,903	46,160	56,165	59,319	14,642	15,971
Maintenance and repair	12,813	19,667	34,069	34,594	42,151	9,149	12,397
Insurance and taxes	1,528	2,822	5,710	15,465	11,680	2,802	2,576
Depreciation and amortization	4,303	4,110	7,783	11,768	23,439	4,629	7,111
Impairment loss and accrued aircraft return costs(1)(2)	6,603	—	8,100	3,800	10,160	700	—
Other	17,398	21,143	26,710	30,309	27,962	5,527	7,548
Stabilization Act (compensation) expense	—	—	(7,640)	154	—	—	—

Total operating expenses	98,835	140,255	223,197	275,286	343,297	74,972	96,544

Operating income (loss)	(10,576)	7,222	15,447	40,176	77,818	18,707	22,653
Other income (expense):
Interest expense	(3,219)	(3,550)	(6,227)	(12,044)	(22,052)	(4,274)	(6,259)
Other income	96	1,792	1,607	526	560	135	166

Total other income (expense)	(3,123)	(1,758)	(4,620)	(11,518)	(21,492)	(4,139)	(6,093)

Income (loss) before income taxes	(13,699)	5,464	10,827	28,658	56,326	14,568	16,560
Income tax expense (benefit)	(4,845)	2,942	4,760	11,655	22,277	5,827	6,624

Net income (loss)	(8,854)	2,522	6,067	17,003	34,049	8,741	9,936
Preferred stock dividends(3)	—	(255)	(418)	(413)	(170)	(90)	—

Net income (loss) available for common stockholder	$(8,854)	$2,267	$5,649	$16,590	$33,879	$8,651	$9,936

Net income (loss) available for common stockholder per share(4):
Basic	$(0.44)	$0.11	$0.28	$0.83	$1.69	$0.43	$0.50

Diluted	$(0.44)	$0.11	$0.27	$0.80	$1.63	$0.42	$0.48

Weighted average common shares outstanding(4):
Basic	20,000,000	20,000,000	20,000,000	20,000,000	20,000,000	20,000,000	20,000,000
Diluted	20,000,000	20,000,000	20,689,886	20,832,750	20,841,415	20,826,841	20,887,240
Other Financial Data:
Net cash from:
Operating activities	2,182	6,710	22,956	50,857	93,061	19,152	27,291
Investing activities	(9,270)	(10,812)	(12,690)	(32,979)	(30,443)	(10,327)	(38,643)
Financing activities	7,111	3,975	(7,383)	(17,751)	(44,482)	(8,124)	(9,009)
Airline Operating Data:
Passengers carried	794,911	1,280,884	2,240,822	3,365,687	4,625,381	905,690	1,240,607
Revenue passenger miles(5)	205,578,811	463,050,021	880,569,802	1,446,534,152	2,219,350,701	412,125,060	614,135,536
Available seat miles(6)	423,011,977	869,629,172	1,649,171,823	2,348,376,444	3,464,206,178	697,169,355	1,016,155,632
Passenger load factor(7)	48.6%	53.2%	53.4%	61.6%	64.1%	59.1%	60.4%
Revenue per available seat mile(8)	$0.209	$0.170	$0.145	$0.134	$0.122	$0.134	0.117
Cost per available seat mile(9)	$0.241	$0.165	$0.139	$0.122	$0.105	$0.114	$0.101
EBITDA(10)	$(6,177)	$13,124	$24,837	$52,470	$101,817	$23,471	$29,930
Average passenger trip length (miles)	259	362	393	430	480	455	495
Number of aircraft in service (end of period):
Embraer Regional Jets:
Owned	—	—	7	18	38	25	38
Leased	4	18	38	41	45	41	45
Saab Turboprops(11):
Owned	2	2	2	—	—	—	—
Leased	12	24	23	—	—	—	—
Jetstream 31 (Leased)	19	15	—	—	—	—	—

Total aircraft	37	59	70	59	83	66	83

	As of December 31,
						As of March 31, 2004
	1999	2000	2001	2002	2003
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$516	$389	$3,272	$3,399	$21,535	$1,174
Aircraft and other equipment, net	17,748	25,529	133,810	298,536	547,717	542,467
Total assets	52,983	72,601	204,802	390,201	661,921	678,407
Long-term debt, including current maturities	34,428	32,885	131,350	278,581	482,667	477,392
Redeemable preferred stock of subsidiary at redemption value	—	4,329	4,747	5,160	—	—
Total stockholder's equity	1,786	4,053	9,792	30,075	65,755	76,657

(1)
During the fourth quarter of 1999, we decided to return our entire fleet of leased Jetstream 31 turboprop aircraft and dispose of related inventory and equipment. We continued to use the aircraft to fly routes under the US Airways turboprop pro-rate code-share agreement through December 2000. Certain routes were replaced with Saab 340 aircraft and the remaining routes were discontinued. Pursuant to the lease agreements, we were obligated to return the aircraft to the lessor in the same condition that the aircraft were delivered; therefore, we recorded a liability of $2.6 million for the estimated aircraft return costs in 1999.

In addition, a non-cash impairment loss of $4.0 million was recorded in 1999 to reduce the carrying amount of assets to be disposed of to estimated fair value, less costs to sell, or net realizable value.

(2)
During the fourth quarter of 2001, we decided to exit the turboprop business, return our entire fleet of leased Saab 340 aircraft and dispose of related inventory and equipment. New leases (between the lessor and Shuttle America) have been obtained for 21 aircraft, of which leases for three aircraft expired in January 2004. We remain liable if Shuttle America defaults with respect to the remaining leases. We recorded impairment losses and accrued aircraft return cost of $8.1, $3.8 and $10.2 million in 2001, 2002 and 2003, respectively. As of December 31, 2003, if Shuttle America defaults, we could incur additional charges of (i) up to $2.9 million through the remaining terms of the leases and (ii) up to $3.5 million relating to our guarantee of a maintenance contract. These amounts were reduced to $1.2 million and $2.3 million, respectively, as of March 31, 2004, and will be reduced to $0 and $1.1 million, respectively, as of June 30, 2004. These calculations are further described in Management's Discussion and Analysis of Financial Condition and Results of Operations.

(3)
Preferred stock dividends represent dividends on 16.295828 shares of Series A redeemable preferred stock at a par value of $.01 per share issued by Chautauqua to an affiliate of our majority stockholder. The preferred stockholder is entitled to receive cumulative dividends equal to 10% per annum of the stated value of the preferred stock. The preferred stock, including accrued and unpaid dividends, was purchased and retired during 2003.

(4)
On June 4, 2002, our board of directors declared a 200,000:1 stock split. All per share amounts, number of shares and options outstanding in the consolidated financial statements have been adjusted for the stock split.

(5)
Revenue passengers multiplied by miles flown.

(6)
Passenger seats available multiplied by miles flown.

(7)
Revenue passenger miles divided by available seat miles.

(8)
Total airline operating revenues divided by available seat miles.

(9)
Total operating and interest expenses divided by available seat miles. Total operating and interest expenses is not a calculation based on generally accepted accounting principles and should not be considered as an alternative to total operating expenses. Cost per available seat mile utilizing this measurement is included as it is a measurement recognized by the investing public.

(10)
EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles and should not be considered as an alternative to net income (loss) or operating income (loss) as indicators of our financial performance or to cash flow as a measure of liquidity. In addition, our calculations may not be comparable to other similarly titled measures of other companies. EBITDA is included as a supplemental disclosure because it may provide useful information regarding our ability to service debt and lease payments and to fund capital expenditures. Our ability to service debt and lease payments and to fund capital expenditures in the future, however, may be affected by other operating or legal requirements or uncertainties. Currently, aircraft and engine ownership costs are our most significant cash expenditure. In addition, EBITDA is a well recognized performance measurement in the regional airline industry and, consequently, we have provided this information.

        The following represents a reconciliation of EBITDA to net cash from operating activities for the periods indicated (dollars in thousands):

	Years Ended December 31,					Quarters Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
EBITDA	$(6,177)	$13,124	$24,837	$52,470	$101,817	$23,471	$29,930
Interest expense	(3,219)	(3,550)	(6,227)	(12,044)	(22,052)	(4,274)	(6,259)
Warrant amortization				9	359	26	128
(Gain) loss on aircraft and other equipment disposals	351	(31)	(460)	67	865	78	92
Impairment loss and accrued aircraft return costs	6,603		8,100	3,800	10,160	700	—
Allowance for note receivable from affiliate				4,900	2,113	—	—
Amortization of deferred credits		(278)	(889)	(1,132)	(1,249)	(311)	(321)
Unrealized loss on fuel swaps		(841)	202
Stock compensation expense			90	213	214	54	54
Current income tax expense	829	(776)	(6,659)	4,485	(237)	(375)	(379)
Changes in certain assets and liabilities:
Receivables	(317)	(884)	896	1,654	(4,952)	(1,158)	1,627
Inventories	(2,076)	(1,597)	579	698	(367)	84	(1,212)
Prepaid expenses and other current assets	(373)	(373)	(368)	(985)	868	(789)	(1,543)
Accounts payable	1,307	2,512	1,490	933	(1,903)	(3,620)	2,123
Accrued liabilities	5,412	7,164	10,826	(1,479)	9,325	5,444	3,831
Other assets	(158)	(7,760)	(9,461)	(2,732)	(1,900)	(178)	(780)

Net cash from operating activities	$2,182	$6,710	$22,956	$50,857	$93,061	$19,152	$27,291

(11)
Excludes two Saab 340 aircraft held for sale at December 31, 2002 and 2003 and as of March 31, 2004, one leased Saab 340 aircraft at December 31, 2002 and three Saab 340 aircraft held for sale at March 31, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        When you read this section of this prospectus, it is important that you also read our consolidated financial statements and related notes included elsewhere in this prospectus. This section of this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. We use words such as "may," "will," "should," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," or "continue," the negative of such terms or other terminology to identify forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the factors described below and in "Risk Factors." As used herein, "unit cost" means operating cost per ASM.

Overview

        We are a holding company that operates Chautauqua Airlines, Inc. and Republic Airline Inc. Chautauqua is a regional airline offering, as of March 31, 2004, scheduled passenger service on approximately 525 flights daily to 64 cities in 27 states, Canada and the Bahamas pursuant to code-share agreements with American, US Airways and Delta. Currently, all of Chautauqua's flights are operated as US Airways Express, AmericanConnection or Delta Connection, providing US Airways, American and Delta with portions of their regional service, including service out of their hubs in Boston, Dallas/Fort Worth, Indianapolis, New York, Orlando, Philadelphia, Pittsburgh, Washington, D.C. and St. Louis. In February 2004, each of Chautauqua and Republic Airline entered into separate code-share agreements with United Air Lines, Inc. Pursuant to the agreement between Chautauqua and United, Chautauqua is required to place into service, between June and November 2004, 16 regional jets serving such routes as United will designate as United Express flights. Pursuant to the agreement between Republic Airline and United, Republic Airline, our new regional platform for the 170 family, is required to place into service for United, between July 2004 and March 2005, subject to delivery of aircraft from the manufacturer, 16 70-seat regional jets. These jets will also fly the routes that United will designate as United Express flights. From 1999 to 2003, our ASMs have grown at a compounded annual growth rate of 69.2%. As of March 31, 2004, Chautauqua's fleet consisted of 83 Embraer regional jets ranging in capacity from 37 to 50 seats.

        We have long-term, fixed-fee code-share agreements with each of our partners that are subject to our maintaining specified performance levels. Pursuant to these fixed-fee agreements, which provide for minimum aircraft utilization at fixed rates, we are authorized to use our partners' two-letter flight designation codes to identify our flights and fares in our partners' computer reservation systems, to paint our aircraft in the style of our partners, to use their service marks and to market ourselves as a carrier for our partners. In addition, in connection with a marketing agreement among Delta, Continental Airlines and Northwest Airlines, certain of the routes that we fly using Delta's flight designator code are also flown under Continental's or Northwest's designator codes. We believe that fixed-fee agreements reduce our exposure to fluctuations in fuel prices, fare competition and passenger volumes. Our development of relationships with multiple major airlines has enabled us to reduce our dependence on any single airline and allocate our overhead more efficiently, allowing us to reduce the cost of our services to our major airline partners. For the quarter ended March 31, 2004 and for the year ended December 31, 2003, respectively, US Airways accounted for 45% and 40% of our operating revenues, Delta accounted for 36% and 29% of our operating revenues, American accounted for 19% and 23% of our operating revenues and America West accounted for 0% and 8% of our operating revenues. In February 2003, we and America West mutually agreed to terminate our code-share agreement and we concurrently agreed with Delta to allocate the aircraft previously designated for America West to Delta.

        We have a long operating history as a regional airline, having operated as a code-share partner of US Airways or its predecessors for more than 30 years. We became a TWA code-share partner in

April 2000, which became a code-share relationship with American following its acquisition of TWA, an America West code-share partner in August 2001 until June 2003, a Delta code-share partner in June 2002 and a United code-share partner in February 2004. Except for United, our code-share agreements have been modified subsequent to September 11, 2001. We have worked proactively with our code-share partners to adapt to the new airline environment by renegotiating our code-share agreements. For example, in October 2003, in exchange for agreeing to extend the date of their early termination right, we granted American certain economic concessions in the form of a monthly rebate.

Fleet Transition and Growth

        The following table sets forth the number and type of aircraft in service and operated by us at the dates indicated:

	December 31,									March 31,
	2001			2002			2003			2003			2004
	Total	Owned	Leased	Total	Owned	Leased	Total	Owned	Leased	Total	Owned	Leased	Total	Owned	Leased
Regional Jets:
Embraer ERJ 145 LR	38	4	34	42	5	37	53	12	41	46	9	37	53	12	41
Embraer ERJ 140 LR	7	3	4	15	11	4	15	11	4	15	11	4	15	11	4
Embraer ERJ 135 LR	—	—	—	2	2	—	15	15	—	5	5	—	15	15	—
Turboprop:
Saab 340 (1)	25	2	23	—	—	—	—	—	—	—	—	—	—	—	—

Total	70	9	61	59	18	41	83	38	45	66	25	41	83	38	45

(1)
Excludes two Saab 340 aircraft held for sale at December 31, 2002 and 2003 and as of March 31, 2004, one leased Saab 340 aircraft at December 31, 2002 and three Saab 340 aircraft held for sale at March 31, 2003.

        During 1999, we made the decision and committed to a plan to phase out of revenue service and return to the lessor the entire fleet of leased Jetstream 31 turboprop aircraft and replace certain routes with Saab 340 turboprops. During 2000, in accordance with management's plan, all of the Jetstream 31 aircraft were phased out of revenue service and a portion of the routes were replaced with the addition of 12 leased 30-seat Saab 340 turboprop aircraft to the fleet. The return to the lessor of the Jetstream 31 aircraft was completed in April 2001. The addition of Embraer regional jets and Saab 340 aircraft in 1999 and 2000 resulted in a 31.5% increase in available seat miles from 321.7 million in 1998 to 423.0 million in 1999, and a 105.6% increase in available seat miles from 423.0 million in 1999 to 869.6 million in 2000.

        During the fourth quarter of 2001, we decided to exit the turboprop business, return our entire fleet of leased Saab 340 aircraft and dispose of related inventory and equipment. New leases (between the lessor and Shuttle America) have been obtained for 21 aircraft, of which leases for three aircraft expired in January 2004. We remain liable if Shuttle America defaults with respect to the remaining leases. We recorded impairment losses and accrued aircraft return cost of $8.1, $3.8 and $10.2 million in 2001, 2002 and 2003, respectively. The impairment losses reduce the carrying value of the two owned Saab 340 aircraft to be disposed of to the estimated fair value less costs to sell. The impairment losses were based on the estimated fair values obtained from aircraft dealers, less selling costs. The accrued aircraft return costs represent Chautauqua's estimated liability for rent payments if the new leases are subsequently terminated and/or Shuttle America does not make its lease payments, Chautauqua's obligation to pay the lessor a rent differential, based on Chautauqua's original lease payments less the lease payments of Shuttle America, estimated overhaul and return costs in order to meet required return conditions and Chautauqua's best estimate for the liability under an assigned maintenance agreement, in which Chautauqua has guaranteed payment if Shuttle America is unable to make the required payments. The accruals for Chautauqua's estimated liability for rent payments and the maintenance agreement were calculated to include the uncertainty as to whether Shuttle America will be able to meet the payment obligations. As of December 31, 2003, if Shuttle America defaults, we could incur additional charges of (i) up to $2.9 million through the remaining terms of the leases and (ii) up to $3.5 million relating to our guarantee of a maintenance contract. These amounts were reduced to $1.2 million and $2.3 million, respectively, as of March 31, 2004, and will be reduced to $0 and $1.1 million, respectively, as of June 30, 2004.

        During 1999, we began operating Embraer regional jets on behalf of US Airways under a fixed-fee arrangement. There were 26, 26 and 34 Embraer aircraft operating on behalf of US Airways under this agreement at December 31, 2001, 2002 and 2003, respectively. During 2000, we began operating Saab 340 turboprops and Embraer regional jets on behalf of TWA under a fixed-fee arrangement; TWA was subsequently acquired by American. There were 15 Embraer regional jets operating under the agreement with American at December 31, 2001, 2002 and 2003. At December 31, 2002 and 2003, respectively, we had six and 34 aircraft in operation under the agreement with Delta. We expect to begin flying Embraer regional jets for United in June 2004. During 2001, 84.7% of our ASMs and 75.6% of our passenger revenues were generated under fixed-fee agreements. During 2002, 98% of our ASMs and 96.5% of our passenger revenues were generated under fixed-fee agreements. During 2003 and for the quarter ended March 31, 2004, 100.0% of our ASMs and 100.0% of our passenger revenues were generated under fixed-fee agreements. The shift to fixed-fee flying has reduced our exposure to fluctuations in fuel prices, fare competition and passenger volumes. As of March 31, 2004, we operated 83 Embraer regional jets for three code-share partners. We will begin flying for United in June 2004.

Revenue

        Under our fixed-fee arrangements with American, Delta, US Airways and United for regional jets, we receive or will receive a fixed-fee, as well as reimbursement of specified costs with additional possible incentives from our partners for superior performance. Under our pro-rate revenue sharing agreement with US Airways for turboprop aircraft, we received a negotiated portion of ticket revenue. As of December 31, 2001, 2002, and 2003 and as of March 31, 2004, approximately 75.6%, 96.5%, 100.0% and 100%, respectively, of our passenger revenue was earned under our fixed-fee arrangements. Because all of our revenue is now derived from these fixed-fee arrangements, the number of aircraft we operate, as opposed to the number of passengers that we carry, will have the largest impact on our revenues.

Operating Expenses

        A brief description of the items included in our operating expenses line items follows. Although our historical financial statements do not show any operating expenses incurred in connection with our code-share flying for United, we have included information with respect to United below.

Wages and Benefits

        This expense includes not only wages and salaries, but also expenses associated with various employee benefit plans, employee incentives and payroll taxes. These expenses will fluctuate based primarily on our level of operations and changes in wage rates for contract and non-contract employees.

Aircraft Fuel

        Fuel expense includes the cost of aircraft fuel, including fuel taxes and into-plane fees. Under the fixed-fee agreements with American and Delta, the fixed-fee includes an assumed fuel price per gallon. Any difference between the actual cost and assumed cost included in the fixed fees is paid to or reimbursed by American and Delta. Under the fixed-fee agreement with US Airways we are reimbursed and under the fixed-fee agreements with United, we will be reimbursed the actual cost of fuel.

Passenger Fees and Commissions

        This expense includes the costs of travel agent commissions, computer reservation system fees and certain fees paid to US Airways for aircraft ground and passenger handling and use of the US Airways aircraft facilities and services with respect to turboprop pro-rate revenue sharing flights performed on behalf of US Airways. These expenses are not borne by us under any of the fixed-fee agreements.

Landing Fees

        This expense consists of fees charged by airports for each aircraft landing. Under our fixed-fee agreement with American, the fixed fee includes an assumed rate per aircraft landing. Any difference between the actual cost and assumed cost included in the fixed fees is paid to or reimbursed by American. Under the fixed-fee agreements with US Airways and Delta, we are reimbursed and under the fixed-fee agreements with United, we will be reimbursed the actual cost of landing fees.

Aircraft and Engine Rent

        This expense consists of the costs of leasing aircraft and spare engines. The leased aircraft and spare engines are operated under long-term operating leases with third parties. The lease payments associated with future aircraft deliveries are subject to market conditions for interest rates and contractual price increases for the aircraft. Aircraft rent is reduced by the amortization of integration funding credits received from the aircraft manufacturer for parts and training. The credits are amortized on a straight-line basis over the term of the respective lease of the aircraft. Under our fixed-fee agreements with US Airways, American and Delta, we are reimbursed and under the fixed-fee agreements with United, we will be reimbursed for our actual costs or at agreed upon rates that, in certain instances, are subject to a cap.

Maintenance and Repair

        Maintenance and repair expenses include all parts, materials, tooling and spares required to maintain our aircraft. We have entered into long-term maintenance "power-by-the-hour" service contracts with third-party maintenance providers under which we are charged fixed rates for each flight hour accumulated by our engines and some of the major airframe components. The effect of such contracts is to reduce the volatility of aircraft maintenance expense over the term of the contract.

Insurance and Taxes

        This expense includes the costs of passenger liability insurance, aircraft hull insurance and all other insurance policies, other than employee welfare insurance. Additionally, this expense includes personal and real property taxes, including aircraft property taxes. Under our current fixed-fee agreements, we are reimbursed for the actual costs of passenger liability insurance, war risk insurance, aircraft hull insurance and property taxes, subject to certain restrictions. Under our United fixed-fee agreements, we will be reimbursed for the actual costs of such items other than aircraft hull insurance, which will be reimbursed at agreed upon rates.

Depreciation and Amortization

        This expense includes the depreciation of all fixed assets, including aircraft that we own. Additionally, goodwill, which was incurred in connection with Republic Airways' acquisition of Chautauqua in 1998, was amortized over a 20-year period. Beginning January 1, 2002, we no longer amortize this goodwill, which aggregated $807,000 annually, but are required to evaluate it on an annual basis to determine whether there is an impairment of the goodwill. If we determine the goodwill is impaired, we are required to write-off the amount of goodwill that is impaired. As of December 31, 2003, goodwill was $13,335,000.

Other

        This expense includes the costs of crew training, crew travel, airport, passenger and ground handling related expenses, all other lease expense, professional fees and all other administrative, facilities and operational overhead expenses not included in other line items above.

Income Tax

        Income tax expense is computed by applying estimated effective income tax rates to income before income taxes. Income tax expense varies from the statutory federal income tax rate due primarily to state taxes and non-deductible meals and entertainment expense.

Other Item

Warrant Issuance Charge

        Pursuant to our code-share agreement with Delta, we have issued Delta the following warrants:

							Annual Charge
Issued/To Be Issued	Number of Shares	Exercise Price				Deferred Warrant Charge (2)
				Vesting	Exercise Period		2004	Thereafter
June 2002	1,500,000	$12.50	(1)	Fully Vested	Through June 2012	$3,480,000	$380,000	$380,000
June 2004	1,500,000	12.35	(1)	Fully Vested Upon Issuance	10th Anniversary of Offering	(3)
February 2003	720,000	13.00		Fully Vested	Through February 2013	1,224,000	134,000	134,000
October 2003	300,000	12.35		Fully Vested	Through October 2013	363,000	19,000	46,000
March 2004	480,000	12.35		Fully Vested	Through March 2014	912,000		(4)

(1)
The exercise price is subject to downward adjustment, if we issue additional shares of our common stock in certain instances.

(2)
The deferred warrant charge is based upon an option pricing model that considered continuous compounding of dividends and dilution using an assumed stock price; an estimated dividend yield; a risk-free interest rate commensurate with the warrant term; volatility of 40%; and an expected life of ten years. The deferred charge will be amortized over the term of the Delta code-share agreement. The amortization charge will be recorded as a reduction of operating revenue.

(3)
Based on an initial public offering price of $13.00, we will record a deferred charge of approximately $5,760,000 in the second quarter of 2004 based on the assumptions discussed in note 2 above. The non-cash charge will be approximately $274,000 in 2004, $537,000 in 2005 and $588,000 annually thereafter.

(4)
The non-cash charge will be approximately $50,000 in 2005 and $102,000 annually, thereafter.

Certain Statistical Information

	Years Ended December 31,			Quarters Ended March 31,
	Operating Expenses per ASM in cents
	2001	2002	2003	2003	2004
Wages and benefits	2.73	2.24	2.21	2.20	2.34
Aircraft fuel	2.37	2.44	2.19	2.70	2.22
Passenger fees and commissions	0.67	0.08	—	—	—
Landing fees	0.43	0.47	0.47	0.48	0.46
Aircraft and engine rent	2.80	2.39	1.71	2.10	1.57
Maintenance and repair	2.06	1.47	1.22	1.31	1.22
Insurance and taxes	0.35	0.66	0.34	0.40	0.25
Depreciation and amortization	0.47	0.50	0.68	0.66	0.70
Impairment loss and accrued aircraft return costs (1)	0.49	0.16	0.29	0.10	—
Other	1.62	1.30	0.80	0.80	0.74
Stabilization Act compensation	(0.46)	0.01	—	—	—

Total operating expenses	13.53	11.72	9.91	10.75	9.50

Plus interest expense	0.40	0.51	0.64	0.61	0.62

Total operating and interest expenses	13.93	12.23	10.55	11.36	10.12

(1)
During the fourth quarter of 2001, we decided to exit the turboprop business, return our entire fleet of leased Saab 340 aircraft and dispose of related inventory and equipment. New leases (between the lessor and Shuttle America) have been obtained for 21 aircraft, of which leases for three aircraft expired in January 2004. We remain liable if Shuttle America defaults with respect to the remaining leases. We recorded impairment losses and accrued aircraft return cost of $8.1, $3.8 and $10.2 million in 2001, 2002 and 2003, respectively. As of December 31, 2003, if Shuttle America defaults, we could incur additional charges of (i) up to $2.9 million through the remaining terms of the leases and (ii) up to $3.5 million relating to our guarantee of a maintenance contract. These amounts were reduced to $1.2 million and $2.3 million, respectively, as of March 31, 2004, and will be reduced to $0 and $1.1 million, respectively, as of June 30, 2004.

	Republic Airways Holdings Inc.
	Years Ended December 31,										Quarters Ended March 31,
	2000	Increase/ (Decrease) 2000-2001	2001		Increase/ (Decrease) 2001-2002	2002		Increase/ (Decrease) 2002-2003	2003		2003	Increase/ (Decrease) 2003-2004	2004
Revenue passengers	1,280,884	74.9%	2,240,822		50.2%	3,365,687		37.4%	4,625,381		905,690	37.0%	1,240,607
Revenue passenger miles (1)	463,050,021	90.2%	880,569,802		64.3%	1,446,534,152		53.4%	2,219,350,701		412,125,060	49.0%	614,135,536
Available seat miles (2)	869,629,172	89.6%	1,649,171,823		42.4%	2,348,376,444		47.5%	3,464,206,178		697,169,355	45.8%	1,016,155,632
Passenger load factor (3)	53.2%	0.20%	53.4%		8.20%	61.6%		2.5%	64.1%		59.1%	1.3%	60.4%
Cost per available seat mile (cents)(4)	16.52	(15.7%)	13.93		(12.2%)	12.23		(13.7%)	10.55		11.36	(10.9%)	10.12
Average price per gallon of fuel (5)	$1.11	(17.4%)	92.01	¢	(1.5%)	90.62	¢	(8.5%)	82.93	¢	$1.00	(17.2%)	83.13	¢
Fuel gallons consumed	19,911,917	113.1%	42,430,372		49.3%	63,358,586		44.7%	91,675,324		18,746,386	44.9%	27,156,451
Block hours (6)	117,106	35.1%	158,245		15.9%	183,475		39.3%	255,572		52,570	43.1%	75,225
Average length of aircraft flight (miles)	308	27.3%	392		9.2%	428		10.5%	473		450	8.2%	487
Average daily utilization of each aircraft (hours) (7)	8:58	4.5%	9:22		4.3%	9:46		4.3%	10:11		9:49	7.6%	10:34
Aircraft in service at end of period	59	18.6%	70		(15.7%)	59		40.7%	83		66	25.8%	83

(1)
Revenue passenger miles is the number of scheduled miles flown by revenue passengers.

(2)
Available seat miles is the number of seats available for passengers multiplied by the number of scheduled miles those seats are flown.

(3)
Revenue passenger miles divided by available seat miles.

(4)
Total operating and interest expenses divided by available seat miles.

(5)
Cost of aircraft fuel, including fuel taxes and into-plane fees.

(6)
Hours from takeoff to landing, including taxi time.

(7)
Average number of hours per day that an aircraft flown in revenue service is operated (from gate departure to gate arrival).

Effects of September 11, 2001

        Following the terrorist attacks of September 11, 2001, the FAA immediately suspended the entire air travel system in the United States. This suspension lasted until September 13, 2001, when limited flights were allowed.

        Ronald Reagan Washington National Airport in Washington, D.C., referred to as DCA, was closed until October 4, 2001. Because of US Airways' position as the dominant carrier at DCA, US Airways has suffered a more severe economic impact than other carriers without such a concentration of flights in and out of DCA.

        Subsequent to September 11, 2001, the airline industry experienced an immediate and significant decline in traffic, particularly business traffic (which has a higher yield than leisure traffic). All of our code-share partners experienced significant declines. Under our fixed-fee contracts, however, we continued to be reimbursed for our expenses. The impact on our short haul, turboprop operations was devastating. Due to heightened airport security, it became more convenient for passengers to drive to a hub rather than wait long periods for short flights. Revenues associated with our "at-risk" prorate business suffered declines greater than 50% of normal revenues. Given that the profitability of our turboprop operation was marginal prior to September 11, 2001, we subsequently determined that the operations were unsustainable. Accordingly, we elected to ground over half of our turboprop fleet and subsequently decided to phase out all Saab 340 operations.

        In addition to greatly curtailing our turboprop operation for US Airways, to stem our losses after these attacks, we took the following steps:

  •
  reduced staffing levels by 20%, consisting of 204 pilots, flight attendants and customer service agents, and 71 other personnel;

  •
  instituted a hiring freeze;

  •
  froze pay for salaried employees; and

  •
  deferred aircraft deliveries.

        Further, in conjunction with our curtailing of our US Airways turboprop operations, we determined to terminate all turboprop operations by September 2002.

        On September 22, 2001, the President signed into law the Stabilization Act. Among other things, the Stabilization Act:

  •
  provided $5 billion in payments to compensate U.S. passenger and cargo airlines for losses incurred by the airline industry from September 11, 2001 through December 31, 2001 as a result of the September 11 terrorist attacks;

  •
  subject to certain conditions and fees, authorized the issuance of up to $10 billion in federal loan guarantees to airlines for which credit is not reasonably available;

  •
  sought to ensure the continuity of air service to communities, including government subsidized essential air service to small communities;

  •
  reimbursed airlines for certain increased costs of aviation insurance;

  •
  extended the due date for payments on certain taxes by airlines;

  •
  limited the liability of airlines relating to the September 11 attacks; and

  •
  established a federal compensation fund for the victims of the September 11 terrorist attacks.

        Under the Stabilization Act, each airline was entitled to receive the lesser of (a) its direct and incremental pre-tax losses for the period of September 11, 2001 to December 31, 2001 or (b) its available seat mile share of the $5 billion compensation ($4.5 billion for passenger airlines) available under the Stabilization Act. We have received $7.5 million in compensation under the Stabilization Act. Our losses as a direct result of the September 11, 2001, terrorist attacks exceeded the amount of compensation we received under the Stabilization Act.

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

        Operating revenue in 2004 increased by 27.2%, or $25.5 million, to $119.2 million in 2004 compared to $93.7 million in 2003. The increase was due to the additional regional jets added to the fixed-fee flying. Seventeen additional Embraer regional jets were added to the fleet since March 31, 2003. Ten were added for Delta and seven were added for US Airways.

        Total operating expenses increased by 28.8%, or $21.6 million, to $96.5 million for 2004 compared to $75.0 million during 2003 due to the increase in flight operations. Total operating and interest expenses increased by $23.6 million, or 29.7%. The unit cost on total operating and interest expenses decreased 10.9% to 10.1¢ for 2004 compared to 11.4¢ for 2003 due primarily to the increase in capacity (as measured by

ASMs) associated with the additional Embraer regional jets. Factors relating to the change in operating expenses are discussed below.

        Wages and benefits increased by 54.7%, or $8.4 million, to $23.7 million for 2004 compared to $15.3 million for 2003 due to a 33.2% increase in full time equivalent employees to support the increased regional jet operations, normal annual wage increases and an increase in the costs of providing employee benefits. The cost per available seat mile increased 6.4% to 2.3¢ in 2004 compared to 2.2¢ for 2003 due to the increase in the costs of employee benefits.

        Aircraft fuel expense increased 19.9%, or $3.8 million, to $22.6 million for 2004 compared to $18.8 million for 2003 due to a 44.9% increase in fuel consumption, offset by a decline in fuel pricing. The average price per gallon was 83¢ in 2004 and $1.00 in 2003. The fixed-fee agreement with US Airways provides for a direct reimbursement of fuel costs for Embraer regional jet operations. The fixed-fee agreements with American and Delta protect us from future fluctuations in fuel prices, as any difference between the actual cost and assumed cost included in the fixed fees is paid to or reimbursed by American and Delta. The unit cost has decreased by 17.8% to 2.2¢ in 2004 compared to 2.7¢ in 2003 due primarily to the decrease in the average fuel price.

        Landing fees increased by 37.9%, or $1.3 million, to $4.6 million in 2004 compared to $3.4 million in 2003. The increase is due to the increase in flying, partially offset by a decline in the average landing fee rate charged by airports. The unit cost remained unchanged at 0.5¢. Our fixed-fee agreements with US Airways and Delta provide for a direct reimbursement of landing fees. Any difference between the actual cost and assumed cost included in the fixed-fees paid by American is paid to or reimbursed by American.

        Aircraft and engine rent increased by 9.1%, or $1.3 million, to $16.0 million in 2004 compared to $14.6 million in 2003 due to the addition of leased Embraer regional jets in October and November 2003. Unit cost decreased by 25.2% to 1.6¢ for 2004 compared to 2.1¢ for 2003 due to the increase in capacity from the Embraer regional jet operations and because we lease financed only four of the seventeen additional aircraft added since March 31, 2003.

        Maintenance and repair expenses increased by 35.5%, or $3.2 million, to $12.4 million in 2004 compared to $9.1 million for 2003 due to the increase in flying of the regional jets. The unit cost decreased by 6.9% to 1.2¢ in 2004 compared to 1.3¢ in 2003 due to the increase in capacity from the Embraer regional jet operations.

        Insurance and taxes decreased 8.1%, or $0.2 million, to $2.6 million in 2004 compared to $2.8 million in 2003. Insurance rates for passenger liability and hull insurance declined during 2004, partially offset by an increase in property taxes due to increased operations. Passenger liability and hull insurance rates obtained from commercial markets have continued to decrease since the terrorist attacks in September 2001, and the war risk coverage from the U.S. government, obtained in February 2003, was less expensive compared to commercial rates. Unit cost decreased 37.5% to 0.3¢ in 2004 compared to 0.4¢ in 2003.

        Depreciation and amortization increased 53.6%, or $2.5 million, to $7.1 million in 2004 compared to $4.6 million in 2003 due to the purchase of additional Embraer regional jets since March 31, 2003. The cost per available seat mile remained unchanged at 0.7¢.

        The impairment loss and accrued aircraft return costs represent estimated liabilities and asset impairment charges related to the exit of the turboprop business and the return of the leased Saab 340 turboprop aircraft to the lessor. The $0.7 million charge in 2003 consists of an impairment loss to reflect a further deterioration of the market value for two owned Saab turboprop aircraft held for sale.

        Other expenses increased 36.6%, or $2.0 million, to $7.5 million in 2004 from $5.5 million in 2003. The increase is due to higher crew related and administrative expenses due to support of the growing regional jet operations. The unit cost decreased by 7.5% to 0.7¢ in 2004 compared to 0.8¢ in 2003 due to the increased capacity resulting from the Embraer regional jet flying.

        Interest expense increased 46.4% or $2.0 million, to $6.3 million in 2004 from $4.3 million in 2003 primarily due to interest on debt related to the purchase of additional Embraer aircraft since March 31, 2003. The weighted average interest rate remained unchanged at 5.2%.

        We incurred income tax expense of $6.6 million during 2004, compared to $5.8 million in 2003. The effective tax rate for 2004 of 40.0% is higher than the statutory rate due to state income taxes and non-deductible meals and entertainment expense, primarily for our flight crews.

2003 Compared to 2002

        Operating revenue in 2003 increased by 33.5%, or $105.7 million, to $421.1 million in 2003 compared to $315.5 million in 2002. The increase was due to the additional regional jets added to the fixed-fee flying. Twenty-four additional Embraer regional jets were added to the fleet since December 31, 2002. Sixteen were added for Delta and eight were added for US Airways. In February 2003, we and America West mutually agreed to terminate our code-share agreement and we concurrently allocated the aircraft previously designated for America West to Delta. The transition of these aircraft was completed during the second quarter of 2003. We recorded a breakage fee of $6.0 million from America West as a result of this transaction. Pro-rate operating revenue decreased $11.1 million due to the elimination of the pro-rate turboprop operations for US Airways in September 2002.

        Total operating expenses increased by 24.7%, or $68.0 million, to $343.3 million for 2003 compared to $275.3 million during 2002 due to the increase in flight operations and the impairment loss and accrued aircraft return costs of $10.2 million in 2003 compared to $3.8 million in 2002. Total operating and interest expenses increased by $78.0 million, or 27.2%. The unit cost on total operating and interest expenses decreased 13.7% to 10.5¢ for 2003 compared to 12.2¢ for 2002 due primarily to the increase in capacity (as measured by ASMs) associated with the additional Embraer regional jets. Factors relating to the change in operating expenses are discussed below.

        Wages and benefits increased by 45.5%, or $23.9 million, to $76.4 million for 2003 compared to $52.5 million for 2002 due to a 31.6% increase in full time equivalent employees to support the increased regional jet operations and an increase in the costs of providing employee benefit plans. Wages and benefits cost per available seat mile remained unchanged at 2.2¢ for 2003 compared to 2002 primarily due to the increase in capacity associated with the additional Embraer regional jets.

        Aircraft fuel expense increased 32.4%, or $18.6 million, to $76.0 million for 2003 compared to $57.4 million for 2002 due to a 44.7% increase in fuel consumption, offset by a decline in fuel pricing. The average price per gallon was 83¢ in 2003 and 91¢ in 2002. The fixed-fee agreement with US Airways provides for a direct reimbursement of fuel costs for Embraer regional jet operations. The fixed-fee agreements with American and Delta protect us from future fluctuations in fuel prices, as any difference between the actual cost and assumed cost included in the fixed fees is paid to or reimbursed by American and Delta. The unit cost has decreased by 10.2% to 2.2¢ in 2003 compared to 2.4¢ in 2002 due to the decrease in the average fuel price.

        There were no passenger fees and commissions (which were paid only for the pro-rate turboprop flying for US Airways) paid during 2003 because of the elimination of the turboprop operations in September 2002.

        Landing fees increased by 45.1%, or $5.0 million, to $16.1 million in 2003 compared to $11.1 million in 2002. The increase is due to the increase in flying and an increase in the average landing fee rate charged by airports. The unit cost remained unchanged at 0.5¢. Our fixed-fee agreements with US Airways and Delta provide for a direct reimbursement of landing fees. Any difference between the actual cost and assumed cost included in the fixed-fees paid by American is paid to or reimbursed by American.

        Aircraft and engine rent increased by 5.6%, or $3.2 million, to $59.3 million in 2003 compared to $56.2 million in 2002 due to the addition of three leased Embraer regional jets in October and

November 2002, and four leased Embraer regional jets in October and November 2003. The increase was partially offset with the decrease in rent on the Saab turboprops that were eliminated from service in September 2002. Unit cost decreased by 28.5% to 1.7¢ for 2003 compared to 2.4¢ for 2002 due to the increase in capacity from the Embraer regional jet operations and because we lease financed only four of the 24 additional aircraft added in 2003.

        Maintenance and repair expenses increased by 21.8%, or $7.6 million, to $42.2 million in 2003 compared to $34.6 million for 2002 due to the increase in flying of the regional jets. This increase in regional jet maintenance expense was partially offset by the decrease in expenses for the turboprop operations that ended in September 2002. The unit cost decreased by 17.0% to 1.2¢ in 2003 compared to 1.5¢ in 2002 due to the increase in capacity from the Embraer regional jet operations and the elimination of the turboprop operations.

        Insurance and taxes decreased 24.5%, or $3.8 million, to $11.7 million in 2003 compared to $15.5 million in 2002. While the average fleet value has increased due to the growth of our regional jet fleet, insurance rates for passenger liability, war risk and hull insurance decreased during 2003 due to obtaining war risk coverage from the U.S. government in February 2003 which was less expensive compared to commercial rates and lower passenger liability and hull rates obtained from the commercial markets in 2003 as rates have stabilized since the terrorist attacks in September 2001. Additionally, aircraft property tax expense has decreased because we have changed Chautauqua's state of incorporation to Indiana effective February 2003, which eliminated Indiana aircraft property tax expense for 2003. Unit cost decreased 48.5% to 0.3¢ in 2003 compared to 0.7¢ in 2002.

        Depreciation and amortization increased 99.2%, or $11.7 million, to $23.4 million in 2003 compared to $11.8 million in 2002 due to the purchase of an additional twenty Embraer regional jets since December 31, 2002. The cost per available seat mile increased by 36.0% to 0.7¢ in 2003 from 0.5¢ in 2002.

        During 2003, an additional charge for impairment loss and accrued aircraft return costs of $10.2 million was recorded. This charge consists of an impairment loss of $0.8 million to reflect a further deterioration of the market value for Saab turboprop aircraft held for sale, a provision for the estimated liability of $6.7 million to the lessor of the Saab 340 aircraft for future rent payments on 18 aircraft (as three are due to be returned in January 2004) and an additional provision of $3.0 million for contractual maintenance obligations to a third party. These additional amounts were recorded, because it was probable, based on the uncertainty of Shuttle America's ability to meet payment obligations, that payments to the lessor and maintenance vendor will be required. These amounts were offset by $0.3 million for a reduction in the provision for aircraft return costs. We continue to account for this exit activity pursuant to EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).

        Other expenses decreased 7.7%, or $2.3 million, to $28.0 million in 2003 from $30.3 million in 2002. The decrease is due to decreases in professional fees incurred for a previous IPO attempt that were recorded in 2002 and bad debt expenses. These decreases were partially offset by increase in crew related expenses and administrative expenses. The decrease in bad debt expense is due to recording a receivable allowance of $4.9 million in 2002 compared to $2.1 million in 2003 for a note receivable relating to the sale of the Saab inventory and equipment sold to the new lessee of the Saab turboprop aircraft, Shuttle America, a company controlled by Wexford Capital LLC. The allowance was recorded after considering the fair value of the collateral and Shuttle America's ability to repay the note. Increase in crew related expenses and administrative expenses are due to support of the growing regional jet operation. The unit cost decreased by 38.0% to 0.8¢ in 2003 compared to 1.3¢ in 2002 due to the increased capacity resulting from the Embraer regional jet flying.

        During 2002, the calculation for the Stabilization Act was finalized and the final payment from the federal government was reduced by $0.2 million. This figure is included in operating expenses for 2002.

        Interest expense increased by 83.1% or $10.0 million, to $22.1 million in 2003 from $12.0 million in 2002 primarily due to interest on debt related to the purchase of twenty Embraer aircraft since December 2002. This increase was partially offset by decrease in average borrowings on the revolving credit facility and a lower weighted average interest rate of 5.1% in 2003, versus 5.8% in 2002.

        Other non-operating income increased 6.5% to $0.6 million in 2003 compared to $0.5 million in 2002. Non-operating income consists primarily of net gains on speculative fuel hedges that we benefited from during the first quarter of 2002 and interest income. The increase in 2003 is due to having an increase in the average balance of cash generated by operations.

        We incurred income tax expense of $22.3 million during 2003, compared to $11.7 million in 2002. The effective tax rate for 2003 of 39.6% is higher than the statutory rate due to state income taxes and non-deductible meals and entertainment expense, primarily for our flight crews.

2002 Compared to 2001

        Operating revenue in 2002 increased by 32.2%, or $76.8 million, to $315.5 million compared to $238.6 million in 2001. The increase was due to the increase in fixed-fee flying with our code-share partners. Twelve of the fourteen Embraer regional jets delivered in 2002 were placed into revenue service in 2002. Eight were added for American and four were added for Delta. Operating revenue for the pro-rate US Airways turboprop operations decreased by 81.1%, or $47.8 million, to $11.1 million in 2002 from $58.9 million in 2001 due to the elimination of turboprop operations in September 2002. The yield per revenue passenger mile for the turboprop operations increased by 8.1% to 47.8¢ in 2002 from 44.2¢ in 2001 due to a decrease in the average trip length as operations were being phased out.

        Total operating expenses increased by 23.3%, or $52.1 million, to $275.3 million for 2002 compared to $223.2 million during 2001 due to the increase in flight operations. Total operating and interest expenses increased by $57.9 million, or 25.2%. The unit cost on total operating and interest expenses decreased 12.2% to 12.2¢ for 2002 compared to 13.9¢ for 2001 due primarily to the increase in capacity (as measured by ASMs) associated with the additional Embraer regional jets. Factors relating to the change in operating expenses are discussed below.

        Wages and benefits increased by 16.5%, or $7.4 million, to $52.5 million for 2002 compared to $45.1 million for 2001 due mainly to a 9.2% increase in full time equivalent employees and wages to support the increased regional jet operations. Wages and benefits cost per available seat mile decreased 18.2% to 2.2¢ for 2002 compared to 2.7¢ for 2001 due to the increase in capacity associated with the additional Embraer regional jets.

        Aircraft fuel expenses increased 47.1%, or $18.4 million, to $57.4 million for 2002 compared to $39.0 million for 2001 due to a 49.3% increase in fuel consumption and a slight increase in fuel pricing. The average price per gallon was 91¢ in 2002 and 92¢ in 2001. The fixed-fee agreements with US Airways and America West provide for a direct reimbursement of fuel costs for Embraer regional jet operations. The fixed-fee agreements with American and Delta protect us from future fluctuations in fuel prices, as any difference between the actual cost and assumed cost included in the fixed fees is paid to or reimbursed by American and Delta. The unit cost of 2.4¢ remained unchanged.

        Passenger fees and commissions (paid only for the pro-rate turboprop flying for US Airways) decreased by 82.3%, or $9.1 million, to $2.0 million for 2002 compared to $11.1 million for 2001 due to a 80.1% decrease in the number of passengers flying on US Airways Express turboprops and a decrease in the rates due to the reduction in turboprop flying. The unit cost has decreased by 88.1% to 0.1¢ for 2002 compared to 0.7¢ for 2001 due to the elimination of the turboprop operations and the increase in Embraer regional jet operations.

        Landing fees increased by 56.7%, or $4.0 million, to $11.1 million in 2002 compared to $7.1 million in 2001. The increase is due to the increase in regional jet flying and an increase in the average landing fee rate charged by airports. The unit cost increased by 9.3%. Our fixed-fee agreements with US Airways, America West and Delta provide for a direct reimbursement of landing fees. Any difference between the actual cost and assumed cost included in the fixed-fees paid by American is paid to or reimbursed by American.

        Aircraft and engine rent increased by 21.7%, or $10.0 million, to $56.2 million in 2002 compared to $46.2 million in 2001 primarily due to the addition of three leased Embraer regional jets in 2002 and having a full year of rent on the 20 additional Embraer regional jets leased in 2001. The increase was partially offset by a decrease in leased Saab turboprops due to the exit of the turboprop operations. Unit cost decreased by 14.6% to 2.4¢ for 2002 compared to 2.8¢ for 2001 due to the increase in capacity from the Embraer regional jet operations.

        Maintenance and repair expenses increased by 1.5%, or $0.5 million, to $34.6 million in 2002 compared to $34.1 million for 2001 due to the increase in the number of regional jets in service and an increase in heavy airframe inspections on regional jets. This increase in regional jet maintenance expenses was almost completely offset by the decrease in expenses for the turboprop operations which ended during 2002. The unit cost decreased by 29.0% to 1.5¢ in 2002 compared to 2.1¢ in 2001 due to the increase in capacity from the Embraer regional jet operations and the elimination of the turboprop operations.

        Insurance and taxes increased 170.8%, or $9.8 million, to $15.5 million in 2002 compared to $5.7 million in 2001 due to the additions to the regional jet fleet, increases in passenger liability and hull insurance rates, an increase in the average hull value of aircraft, and an increase in property taxes because of the increase in the assessed aircraft value from increases in the regional jet fleet. Additionally, as a result of the September 11 attacks, the commercial insurance markets have imposed surcharges on all airlines for war risk insurance previously provided at no additional cost. The Company also participates in the FAA war risk insurance program to supplement the commercial war risk policies. Unit cost increased 88.6% to 0.7¢ in 2002 compared to 0.4¢ in 2001 due to the increase in insurance rates.

        Depreciation and amortization increased 51.2%, or $4.0 million, to $11.8 million in 2002 compared to $7.8 million in 2001 due to the placement of 9 of 11 purchased Embraer regional jets into service. The increase was partially offset by the decrease in depreciation for spare engines, which were sold and leased back in December 2001, and the decrease in amortization expense due to the discontinuation of amortization of goodwill, a result of a new accounting standard effective January 1, 2002. The cost per available seat mile remained unchanged at 0.5¢ from 2001 to 2002.

        The impairment loss and accrued aircraft return cost of $8.1 million was recorded in 2001 due to management's decision to exit the turboprop business and return the entire fleet of leased Saab 340 turboprop aircraft to the lessor. This charge consists of asset impairment costs of $2.1 million, ongoing lease obligations of $4.5 million and $1.5 million to provide for contractual maintenance obligations. During 2002, additional impairment loss and accrued aircraft return costs of $3.8 million were recorded. This charge consists of an impairment loss of $1.5 million to reflect deteriorating market values for the two owned Saab turboprop aircraft, a provision of $1.2 million for lease payments due to a change in the delivery schedule of Saab aircraft to the new lessee, Shuttle America, a company controlled by Wexford Capital LLC, and an additional provision of $1.1 million for contractual maintenance obligations.

        Other expenses increased by 13.5%, or $3.6 million, to $30.3 million in 2002 from $26.7 million in 2001. This increase is due to a $4.9 million write down of a note receivable due from the new lessee of the Saab turboprop aircraft Shuttle America, a company controlled by Wexford Capital LLC, and a $2.8 million write off of accrued legal, accounting and other fees associated with our 2002 attempted IPO. These charges were partially offset by a decrease in crew training expenses due to a 48% decrease in aircraft deliveries and a decrease in passenger related expenses due to the elimination of the turboprop business. The unit cost decreased by 20.4% to 1.3¢ in 2002 compared to 1.6¢ in 2001 due to the increased capacity resulting from the Embraer regional jet flying.

        Stabilization Act compensation in 2001 included a $7.6 million reduction in operating expenses as a result of a grant from the federal government under the Stabilization Act in 2001 for estimated direct losses incurred beginning on September 11, 2001 through December 31, 2001 as a result of the September 11, 2001 terrorists attacks. During 2002, the calculation for the grant was finalized and the final payment from the federal government was reduced by $0.2 million. This amount is included in operating expenses for 2002.

        Interest expense increased 93.4% or $5.8 million, to $12.0 million in 2002 from $6.2 million in 2001 primarily due to interest on debt related to the purchase of 11 Embraer aircraft during 2002. This increase was partially offset by a decrease in average borrowings to fund operations and a decrease in the weighted average interest rate to 5.8% in 2002, versus 8.1% in 2001.

        Other non-operating income decreased 67.3%, or $1.1 million to $0.5 million in 2002 compared to $1.6 million in 2001. Non-operating income consists primarily of net gains on fuel hedges that we benefited from during the first and fourth quarters of 2001 and the first quarter of 2002.

        We incurred income tax expense of $11.7 million during 2002, compared to $4.8 million in 2001. The effective tax rate for 2002 of 40.7% was higher than the statutory rate due to state income taxes, the effect of amortization of goodwill and non-deductible meals and entertainment expense, primarily for our flight crews.

Liquidity and Capital Resources

        Historically, we have used internally generated funds, loans from our majority stockholder and its affiliates and third-party financing to meet our working capital and capital expenditure requirements. As a result of our code-share agreements with Delta and United, which require us to significantly increase our fleet of regional jets, we will significantly increase our cash requirements for debt service and lease payments. See "Risk Factors—Our fleet expansion program will require a significant increase in our leverage and the financing we require may not be available on favorable terms or at all."

        As of March 31, 2004, we had $1.2 million in cash and $15.2 million available under our revolving credit facility. At March 31, 2004, we had a working capital deficit of $60.2 million primarily due to $21.8 million of debt, including accrued interest, due to affiliate and $23.6 million due for principal payments under long term debt obligations incurred pursuant to the acquisition of our Embraer jets, all coming due within 12 months. Additionally, we have $44.2 million in aircraft deposits with Embraer, including $36.9 million paid in February and March 2004, that are classified as non-current assets. We have had a working capital deficiency since 1999, however, we have been able to meet all of our current obligations due to the net cash generated from operating activities and the deficiency has not impaired our ability to implement our growth plan.

        Chautauqua has a credit facility with Fleet Capital Corporation, which currently provides it with a $25.0 million revolving credit facility, less the aggregate principal balance of the term loan and the equipment loans. The equipment loans cannot exceed $5 million. At March 31, 2004, the term loan aggregated $1.1 million and there were no equipment loans outstanding. At March 31, 2004, Chautauqua had no outstanding balance under the revolving credit facility and $2.5 million of outstanding letters of credit. The term loan, the proceeds of which were used to finance the purchase of two Saab turboprop aircraft, currently classified as aircraft held for sale, is payable in monthly principal installments of $89,063, with any outstanding amounts due upon termination of the revolving credit facility or sale of the aircraft. The $1.1 million is shown as a current liability on the balance sheet. Borrowings under the equipment loans are payable in 60 monthly installments, with any outstanding amounts due upon termination of the revolving credit facility. The revolving credit facility expires March 31, 2006.

        The revolving credit facility allows Chautauqua to borrow up to 70% of the lower of net book value or appraised orderly liquidation value of spare rotable parts and up to 40% of the lower of net book value or appraised orderly liquidation value of spare non-rotable parts for our regional jet fleet. The revolving credit facility is collateralized by all of Chautauqua's assets, excluding the owned aircraft and engines. Borrowings under the credit facility bear interest at a rate equal to, at Chautauqua's option, LIBOR plus spreads ranging from 2.0% to 2.75% or the bank's base rate (which is generally equivalent to the prime rate) plus spreads ranging from 0.25% to 0.75%. Chautauqua pays an annual commitment fee on the unused portion of the revolving credit facility in an amount equal to 0.375% of the unused amounts. The credit facility limits Chautauqua's ability to incur indebtedness or create or incur liens on our assets. In addition, the credit facility requires Chautauqua to maintain a specified fixed charge coverage ratio and a leverage ratio. The credit facility provides Fleet with the right to terminate the facility if WexAir LLC and its affiliates cease to own at least 51% of the voting control of Republic Airways.

        As of March 31, 2004, we currently lease nine spare regional jet engines from General Electric Capital Aviation Services and three spare regional jet engines from RRPF Engine Leasing (US) LLC. We leased one additional spare engine from RRPF in April 2004.

        As of March 31, 2004, we had a promissory note due to WexAir LLC, our majority stockholder, in the amount of $20.4 million. We also had $1.4 million in accrued interest payable under this note. This indebtedness was originally incurred in May 1998 to finance a portion of our purchase of Chautauqua. The note bears interest at the rate of 7.5% compounded semi-annually, and matures on June 13, 2004. In April 2004, we made a $2.8 million payment, which consisted of a principal repayment of $1.4 million and accrued interest of $1.4 million.

        Net cash from operating activities was $23.0 million, $50.9 million and $93.1 million for the years ended December 31, 2001, 2002 and 2003, respectively and $27.3 million for the three months ended March 31, 2004. The increase from operating activities is primarily due to the continued growth of our business. For the three months ended March 31, 2004, net cash from operating activities is primarily net income of $9.9 million, depreciation and amortization of $7.1 million, the change in deferred income taxes of $6.2 million and the increase in accounts payable and other current liabilities of $6.0 million. For 2003, net cash from operating activities is primarily net income of $34.0 million, depreciation and amortization of $23.4 million, the change in deferred income taxes of $22.0 million, a non-cash charge for impairment loss and accrued aircraft return costs of $10.2 million and an increase in current accrued liabilities of $9.3 million partially offset by increases in receivables and other assets of $(6.9) million. For 2002, net cash from operating activities represents net income of $17.0 million, a non-cash charge for impairment loss and accrued aircraft return costs of $3.8 million, depreciation and amortization of $11.8 million and change in deferred income taxes of $16.1 million. For 2001, net cash from operating activities represents net income of $6.1 million, a non-cash charge for impairment loss and accrued aircraft return costs of $8.1 million and depreciation and amortization of $7.8 million.

        Net cash from investing activities was $(12.7) million, $(33.0) million and $(30.4) million for the years ended December 31, 2001, 2002 and 2003, respectively and $(38.6) million for the three months ended March 31, 2004. The net cash from investing activities consists of our purchase of equipment, including down payments relating to our purchase of seven Embraer regional jets in 2001 and four spare Embraer jet engines and two spare Saab 340 turboprop engines. We purchased two and four spare aircraft engines for the Embraer regional jets in 2000 and 2001, respectively, and these engines were sold pursuant to sale-leaseback transactions in the fourth quarter of 2001. In 2002, we purchased 11 Embraer regional jets. In 2003, we purchased 20 Embraer regional jets, $4.3 million of spare parts, $2.4 million in aircraft leasehold improvements and $1.1 million of maintenance equipment. For the three months ended March 31, 2004, we made aircraft deposits of $36.9 million.

        Net cash from financing activities was $(7.4) million, $(17.8) million and $(44.5) million for the years ended December 31, 2001, 2002 and 2003, respectively and $(9.0) million for the three months ended March 31, 2004. For the three months ended March 31, 2004, we made scheduled debt payments and payments to the debt sinking fund of $8.8 million. In 2003, we made $39.1 million of scheduled debt payments primarily related to the Embraer regional jets, paid $5.4 million to redeem preferred stock to an affiliate of WexAir LLC and paid $2.0 million in fees to obtain financing for the Embraer regional jets. In 2002, we repaid $7.0 million of the revolving credit facility, paid $3.9 million in fees relating to obtaining permanent financing for the Embraer regional jets and made $5.4 million of scheduled debt payments related to the Embraer regional jets. These decreases were partially offset by $2.1 million of proceeds from the refinancing of the Embraer regional jets in January and June of 2002. In 2001, we used cash from operating activities to repay $2.2 million of the revolving credit facility and to make scheduled debt payments. In addition, $4.1 million generated from the sale/leaseback of spare engines was used to repay long-term debt.

Aircraft Leases and Other Off-Balance Sheet Arrangements

        We have significant obligations for aircraft that are classified as operating leases and therefore are not reflected as liabilities on our balance sheet. These leases expire between 2013 and 2020. As of March 31, 2004, our total mandatory payments under operating leases aggregated approximately $808.5 million and total minimum annual aircraft rental payments for 2004 under all noncancellable operating leases is approximately $64.7 million, excluding the Saab aircraft. Chautauqua entered into operating leases in May 2004 for two ERJ 145 aircraft.

        Other non-cancelable operating leases consist of engines, terminal space, operating facilities and office equipment. The leases expire through 2017. As of March 31, 2004, our total mandatory payments under other non-cancelable operating leases aggregated approximately $41.2 million. Total minimum annual other rental payments for 2004 are approximately $3.8 million. In April 2004, we entered into a new facility lease for our corporate headquarters in Indianapolis, Indiana.

Purchase Commitments

        We have substantial commitments for capital expenditures, including for the acquisition of new aircraft. We intend to finance these aircraft through long-term loans or lease arrangements, although there can be no assurance we will be able to do so. We believe that the expenses of obtaining the loans or leases may be reduced, and the availability of the loans or leases may be facilitated, by the increase in stockholder's equity resulting from the offering.

        As of March 31, 2004, our code-share agreements required that we acquire (subject to financing commitments) and place into service an additional 46 regional jets over the next 18 months. Embraer's current list price of these 46 regional jets is approximately $1.0 billion.

        We have a commitment from the aircraft manufacturer to obtain financing for all 34 firm order regional jets. These commitments are subject to customary closing conditions.

        We expect to fund future capital commitments through internally generated funds, third-party aircraft financings, the proceeds of this offering and other debt and equity financings.

        We currently anticipate that our available cash resources, together with the proceeds of this offering, cash generated from operations and anticipated third-party financing arrangements, will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. We may need to raise additional funds, however, to fund more rapid expansion, principally the acquisition of additional aircraft, or meet unanticipated working capital requirements. It is possible that future funding may not be available to us on favorable terms, or at all. If we issue equity securities, you may experience additional dilution, which could be substantial. In addition, we may issue equity securities that have rights, preferences and privileges senior to those of our common stock. If we borrow money, we may incur significant interest expense and become subject to covenants that could limit our ability to operate and fund our business or pay dividends. If we need funds and cannot raise them on acceptable terms, we may be unable to realize our current plans or meet our obligations to our code-share partners, and we could be required to slow our growth.

        Our contractual obligations and commitments at March 31, 2004, include the following (in thousands):

	Payments Due By Period
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total
Long-term debt	$45,019	$77,858	$60,491	$294,024	$477,392
Operating leases, excluding Saab 340 aircraft(1)	68,538	204,653	135,133	441,374	849,698
Operating leases, Saab 340 aircraft	5,886	1,924	—	—	7,810
Aircraft under firm orders:
Debt-Financed (34 aircraft)	747,100	—	—	—	747,100
Engines under firm orders:
Leased (1 engine)	3,100	—	—	—	3,100

Total contractual cash obligations	$869,643	$284,435	$195,624	$735,398	$2,085,100

(1)
Chautauqua entered into operating leases in May 2004 for two ERJ 145 aircraft. In April 2004, we entered into a new facility lease for our corporate headquarters in Indianapolis, Indiana.

        Chautauqua has a long-term maintenance agreement with an avionics equipment manufacturer and maintenance provider that has a guaranteed minimum annual flight hour requirement. The minimum guaranteed amount based on Chautauqua's current operations is $3.9 million per year through January 2012. Chautauqua did not record a liability for this guarantee because Chautauqua does not believe that any aircraft will be utilized below the minimum flight hour requirement during the term of the agreement.

        Chautauqua has a long-term maintenance agreement with an aviation equipment manufacturer through October 2013. The agreement has a penalty payment provision if more than twenty percent of Chautauqua's aircraft are removed from service based on the annual flight activity prior to the date of removal. Chautauqua did not record a liability for this penalty provision because Chautauqua does not believe that more than twenty percent of their aircraft will be removed from service during the term of the agreement.

        Chautauqua has a long-term maintenance agreement based upon flight activity with an engine manufacturer and maintenance provider through June 2012.

        Chautauqua has a long-term maintenance agreement for wheels and brakes through June 2014. The agreement has an early termination penalty if Chautauqua removes the equipment from aircraft, sells or leases aircraft to a third party or terminates the services prior to expiration of agreement. The maximum penalty during the first two years is $0.7 million and is reduced every two years thereafter. Chautauqua did not record a liability for this penalty provision because Chautauqua does not believe the contract will be terminated prior to the expiration date.

        Total payments under these long-term maintenance agreements were $17.2 million, $18.1 million and $27.0 million for the years ended December 31, 2001, 2002 and 2003, respectively, and $8.7 million for the three months ended March 31, 2004.

        In conjunction with the lease of Saab 340 aircraft to Shuttle America, Chautauqua assigned a certain maintenance agreement to Shuttle America. Should Shuttle America be unable to make payments required by this agreement, the vendor may look to Chautauqua for payment. The term of the agreement and the maximum amount that Chautauqua may be obligated to pay is uncertain because Shuttle America's use of the Saab 340 aircraft is unknown. Chautauqua's estimate for the maximum liability under this guarantee is $5.2 million, of which Chautauqua has accrued $3.0 million at March 31, 2004 for its potential obligations because Shuttle America's ability to make payments required under the agreement is uncertain. This amount is based on the current flight operations of Shuttle America.

        Our commercial commitments at March 31, 2004 include the following (in thousands):

	Expiration
	Less than 1 year	Total
Revolving credit facility	$—	$—
Letters of credit	2,486	2,486

Total commercial commitments	$2,486	$2,486

        Cash payments for interest are approximately $24.4 million in 2004, and we do not anticipate significant tax payments in 2004.

Critical Accounting Policies

        The discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

        Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and are sufficiently sensitive to result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see Note 2 in the Notes to the Consolidated Financial Statements.

  •
  Impairments to Long-Lived Assets. We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cashflows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. Our estimates of fair value represent our best estimate based on industry trends and reference to market rates and transactions.

            We review, at least annually, the estimated useful lives and salvage values for our aircraft and spare parts.

  •
  Aircraft Maintenance and Repair. We believe our accounting policy is consistent with our competitors. We follow a method of expensing such amounts as incurred rather than accruing for expected costs or capitalizing and amortizing such costs. However, maintenance and repairs for engines and airframe components under power-by-the-hour contracts (such as avionics, APUs, wheels and brakes) are accrued for as the aircraft are operated; therefore, amounts are expensed based upon actual hours flown.

  •
  Warrants. Warrants issued to non-employees are accounted for under SFAS No. 123, Accounting for Stock-Based Compensation, at fair value on the measurement date. Fair value for warrants issued to Delta have been determined based upon the estimated fair value of the equity instrument issued rather than the consideration received because we believe it is more reliably measured. Various option pricing models are available; however, we have used a model that allows continuous compounding of dividends which begins three years after the grant date and the dilutive effects of our initial public offering.

    Option pricing models require estimates of dividend yield, a risk free rate commensurate with the warrant term, stock volatility and the expected life of the warrant. Each of these variables has been determined based upon relevant industry market data, our strategic business plan and consultation with appropriate professionals experienced in valuing similar equity instruments.

Quarterly Information

        The following table sets forth summary quarterly financial information for the years ended December 31, 2002 and 2003 and the quarter ended March 31, 2004.

	Quarters Ended
	March 31	June 30	September 30	December 31
	(dollars in thousands)
2002
Operating revenues	$72,248	$75,081	$80,384	$87,749
Operating income (1)	7,781	10,497	12,989	8,909
Net income	3,412	4,517	5,904	3,170
Net income available for common stockholder	3,310	4,413	5,801	3,066
Net income available for common stockholder per share:
Basic	$0.17	$0.22	$0.29	$0.15
Diluted	$0.16	$0.21	$0.28	$0.15
Weighted average number of shares outstanding:
Basic	20,000,000	20,000,000	20,000,000	20,000,000
Diluted	20,845,310	20,827,109	20,853,259	20,828,354
2003
Operating revenues (2)	$93,679	$106,147	$108,472	$112,817
Operating income (3)	18,707	26,245	11,545	21,321
Net income	8,741	12,602	3,111	9,595
Net income available for common stockholder	8,651	12,523	3,110	9,595
Net income available for common stockholder per share:
Basic	$0.43	$0.63	$0.15	$0.48
Diluted	$0.42	$0.60	$0.15	$0.46
Weighted average number of shares outstanding:
Basic	20,000,000	20,000,000	20,000,000	20,000,000
Diluted	20,826,841	20,826,563	20,821,534	20,841,415
2004
Operating revenues	$119,197
Operating income	22,653
Net income	9,936
Net income available for common stockholder	9,936
Net income available for common stockholder per share:
Basic	$0.50
Diluted	$0.48
Weighted average number of shares outstanding:
Basic	20,000,000
Diluted	20,887,240

(1)
Includes impairment loss and accrued aircraft return costs of $3,800 recorded in the fourth quarter of 2002.

(2)
Includes in the second quarter of 2003, $6,000 received from America West in connection with the termination of our code-share agreement with them.

(3)
Includes impairment loss and accrued aircraft return costs of $10,160 recorded in the third quarter of 2003.

New Accounting Standards

        In November 2002, FASB Interpretation ("FIN") No. 45, Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107, and rescission of FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, was issued. Among other things, the interpretation elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; the provisions of the disclosure requirements were effective for us for the year ended December 31, 2002. Additional disclosures were required for us for guarantees made by Chautauqua upon adoption of the disclosure requirements of FIN No. 45 and these additional disclosures are included in Notes 9 and 16 to the consolidated financial statements.

        In January 2003, FIN No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB 51, was issued. The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN No. 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE to make additional disclosures. FIN No. 46 may require more enterprises to consolidate entities with which they have contractual, ownership, or other pecuniary interests that absorb a portion of that entity's expected losses or receive a portion of the entity's residual returns. In December 2003, the FASB completed deliberations of proposed modifications to FIN No. 46 resulting in multiple effective dates based on the nature as well as the creation date of the VIE. The interpretation is effective for us in 2004 for VIEs acquired before December 31, 2003, and effective immediately for any VIEs created after December 31, 2003 and for special-purpose entities (SPE's) as of December 31, 2003. The Company adopted FIN 46-R during March 2004 and determined that it has no SPE's. The Company determined that it holds a significant variable interest in Shuttle America, a VIE. The Company also determined that it is not the primary beneficiary of Shuttle America.

        In May 2003, SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 requires the redeemable preferred stock of subsidiary at redemption value to be included in liabilities in our consolidated financial statements. Because we paid off such redeemable preferred stock in 2003 (see Note 8 to the consolidated financial statements) the adoption of this statement had an immaterial effect on the accompanying 2003 consolidated financial statements. Prior period consolidated financial statements were not required to be restated.

Quantitative and Qualitative Disclosures About Market Risk

        We have been and are subject to market risks, including commodity price risk (such as, to a limited extent, aircraft fuel prices) and interest rate risk.

Aircraft Fuel

        Until we discontinued our pro-rate turboprop operations on September 30, 2002, we were exposed to fluctuations in the price of aircraft fuel for our turboprops which affected our earnings. Our financial statements reflect both the cost of fuel we purchase for flights we control, as well as fuel we purchase for fixed-fee flights, which is subject to reimbursement by our code-share partners. Currently, we have no exposure to fuel price increases with respect to all of our available seat miles produced. For illustrative purposes only, we have estimated the impact of market risk using a hypothetical increase in fuel price per gallon of 10% for the years ended December 31, 2002 and 2001. Based on this hypothetical assumption, and after considering the impact of the contractual arrangements, we would have experienced an increase in fuel expense of approximately $117,000 and $650,000 respectively.

Interest Rates

        Our earnings are affected by changes in interest rates due to the amounts of variable rate debt and the amount of cash and securities held. The interest rate applicable to variable rate debt may rise and increase the amount of interest expense. At March 31, 2004, 0.2% of our total long-term debt was variable rate debt, compared to 1.8% at March 31, 2003. For illustrative purposes only, we have estimated the impact of market risk using a hypothetical increase in interest rates of one percentage point for both our variable rate long-term debt and cash and securities. Based on this hypothetical assumption, we would have incurred an additional $20,000 in interest expense for the year ended December 31, 2003. As a result of this hypothetical assumption, we believe we could fund interest rate increases on our variable rate long-term debt with the increased amounts of interest income. We do not believe we have significant exposure to the changing interest rates on our fixed-rate, long-term debt instruments, which represented 99.8% of our total long-term debt at March 31, 2004, and 98.2% of our total long-term debt at March 31, 2003. We do not purchase or hold any derivative instruments to protect against the effects of changes in interest rates.

        We currently intend to finance the acquisition of aircraft through the manufacturer, third-party leases, long-term borrowings or the cash proceeds of this offering. Changes in interest rates may impact the actual cost to us to acquire these aircraft. To the extent we place these aircraft in service under our code-share agreements with American, US Airways, Delta and United, our reimbursement rates will be adjusted higher or lower to reflect any changes in our aircraft rental rates.

        In anticipation of financing the purchase of regional jet aircraft on firm order with the manufacturer, the Company entered into eight treasury lock agreements in April 2004 with notional amounts totaling $253,500 and a weighted average interest rate of 4.23% with expiration dates from July 2004 through March 2005. Management designated the treasury lock agreements as a cash flow hedge of a forecasted transaction. The treasury lock agreements will be settled at each respective settlement date which are expected to be the purchase dates of the respective aircraft. Any amount paid or received on the settlement date will be amortized or accreted to interest expense over the term of the respective aircraft debt.

Equity Price Risk

        The exercise of certain of the warrants that have been issued to Delta could result in dilution of our common stock, since the exercise price is less than the price of our common stock at the time of our initial public offering.

        We will incur a deferred charge for the Delta warrants of approximately $5,760,000 in the second quarter of 2004, based upon an option pricing model that considers continuous dividend yield and dilution using an initial public offering price of $13.00; an estimated dividend yield; a risk-free interest rate commensurate with the warrant term; volatility of 40%; and an expected life of ten years. The deferred charge will be amortized over the term of the Delta code-share agreement. The non-cash charge will be approximately $274,000 in 2004, $537,000 in 2005 and $588,000 annually thereafter. The amortization will be recorded as a reduction of operating revenue.

REGIONAL AIRLINE INDUSTRY OVERVIEW

Major, Low-fare and Regional Airlines

        The airline industry in the United States has traditionally been dominated by "major airlines," which currently include American, United Airlines, Delta Air Lines, Northwest Airlines, Continental Airlines, US Airways and Alaska Airlines. The major airlines offer scheduled flights to many major cities within the United States and often throughout all or part of the world while also serving numerous smaller cities. The major airlines benefit from wide name recognition and long operating histories.

        Most major air carriers have adopted the "hub and spoke" system. This system concentrates most of an airline's operations in a limited number of hub cities, serving most other destinations in the system by providing one-stop or connecting service through the hub between destinations on the spokes. Such an arrangement permits travelers to fly from a point of origin to more destinations without switching air carriers. Hub airports permit carriers to transport passengers between large numbers of destinations with substantially more frequent service than if each route were served directly. The hub and spoke system also allows the carrier to add service to new destinations from a large number of cities using only one or a limited number of aircraft.

        "Low-cost" airlines, such as Southwest Airlines, JetBlue Airways, AirTran Airways, Frontier Airlines and America West Airlines, generally offer fewer conveniences to travelers and have lower cost structures than major airlines, thus permitting them to offer flights to many of the same markets as the major airlines, but at lower prices. Some low-cost airlines utilize a hub and spoke strategy, while others, such as Southwest Airlines, offer predominantly point-to-point service between designated city pairs. The reduction, withdrawal or historical absence on shorter haul routes by both major and low-fare carriers has provided increased opportunities for regional airlines to develop these markets. In addition, major carriers such as Delta and United have developed Song and Ted, respectively, as lower-cost subsidiaries. These carriers, which are typically point-to-point, also offer fewer conveniences to travelers but permit the airlines to offer flights at lower prices.

        Regional airlines, such as our airline, American Eagle, Atlantic Coast Airlines, Atlantic Southeast Airlines, Express Jet, Comair, Horizon Airlines, Mesa Airlines, Mesaba Airlines, Pinnacle Airlines and SkyWest Airlines, typically operate smaller aircraft on lower-volume routes than major and low-fare airlines. Several regional airlines, including American Eagle, Comair, Atlantic Southeast Airlines and Horizon Airlines, are wholly-owned subsidiaries of major airlines. In contrast to low-fare airlines, regional airlines generally do not try to establish an independent route system to compete with the major airlines. Rather, regional airlines typically enter into cooperative marketing relationships with one or more major airlines, under which the regional airline agrees to use its smaller, lower-cost aircraft to carry passengers booked and ticketed by the major airline between a hub of the major airline and a smaller outlying city. In exchange for such services, the regional airline is either paid a fixed-fee per flight by the major airline or receives a pro-rata portion of the total fare generated in a given market.

Growth of the Regional Airline Industry

        Regional airlines have experienced significant growth over the past decade. According to the FAA, from 1995 to 2002, regional airlines in the United States experienced average annual growth in revenue passenger miles of 14.3%, compared to 2.1% growth for major airlines. Over the same period, the number of passengers flown by regional airlines increased an average of 7.0% per year, compared to 0.5% growth for major airlines. In March 2004, the FAA forecasted regional U.S. revenue passenger miles to grow at an average annual rate of 8.5% over the 12-year period ending 2015, from 39.1 billion in 2003 to 104.0 billion in 2015, and the number of passengers flown to grow by an average annual rate of 6.4% during the same 12-year period, reaching a total of 220.1 million passengers by 2015.

        We believe that the growth of the number of passengers using regional airlines and the revenues of regional airlines during the last decade is attributable to a number of factors, including:

  •
  Regional airlines are increasing their fleets of regional jet aircraft, which passengers prefer to turboprops.

  •
  Regional airlines work with, and often benefit from the strength of, the major airlines. Since many major airlines are increasingly using regional airlines as part of their growth strategies, many regional airlines have expanded, and may continue to expand, with the major airlines they serve.

  •
  Regional airlines tend to have a more favorable cost structure and greater operating flexibility than many major airlines. Many regional airlines were founded in the midst of the highly competitive market that developed following deregulation of the airline industry in 1978.

  •
  Many major airlines have determined that an effective method for retaining customer loyalty and maximizing system revenue, while lowering costs, is to utilize more cost-efficient regional airlines flying under the major airline's flight designator code and brand name to serve shorter, low-volume routes.

Growth in the Use of Regional Jets

        We believe that the emergence of the regional jet in the mid-1990s was, and will continue to be, a significant factor in the growth of the regional airline industry, especially the 50-110 seat capacity. Part of the reason for the regional jets' importance to the growth of the regional airline industry stems from the high level of customer acceptance of the aircraft. Regional jets feature cabin class comfort and low noise levels, and we believe they are frequently preferred by customers to turboprops. Moreover, with the advent of larger 70-110 seat regional jets such as the Embraer 170 family, regional airlines will be able to provide an even higher level of comfort, including two classes of service, similar to 130-plus seat aircraft operated by major airlines. In addition, regional jets travel at high speeds and have a traveling range that is similar to 130-plus seat aircraft. Regional jets can be used effectively on routes as short as 200 miles up to approximately 1,500 miles, compared to approximately 400 miles for turboprops. The extended range, speed and greater comfort of regional jets allow regional airlines to operate on longer and more varied routes than they could with turboprops.

        In addition, for many routes, regional jets are more economical than larger jets. As a result, regional jets are often used to fly on what are called "long and thin" routes, which are routes between cities that are too distant to use turboprops (400 to 1,500 miles) but have insufficient customer demand (either overall or during certain times of the day or year) to justify flying larger jet aircraft. The ability of regional jets to fly profitably to smaller markets has allowed the major airlines, in conjunction with their regional partners, to enhance greatly the profitability and general utility of their hubs by adding spoke cities and increasing the frequency of flights, especially in off-peak periods.

        We believe that major air carriers have deployed regional jets in three distinct roles: (1) to increase service in existing markets; (2) to operate new point-to-point services that bypass other airlines' connecting hubs; and (3) to "bend" market share in favor of the air carrier by offering jet service in competition with other airlines' turboprop service. In certain existing markets, airlines are able to economically replace their mainline jet service with more frequent service provided by smaller 37 to 70-seat regional jets, without incurring the risk of increasing the total number of seats offered in a market. In new markets, regional jets allow airlines to profitably serve new long distance markets that lie beyond the range of smaller capacity turboprop aircraft but do not have sufficient traffic volume to justify service with larger jets. Finally, given passengers' demonstrated preference for jet aircraft over turboprop aircraft, airlines are able to capture a larger share of the passenger traffic by offering flights with jet aircraft in markets that have historically been served by turboprop aircraft. The favorable operating economics of regional jets have led to significant growth in the regional airline sector, as major air carriers continue to add new regional jet capacity to their route networks.

Relationship of Regional and Major Airlines

        Regional airlines generally enter into code-share agreements with major airlines, pursuant to which the regional airline is authorized to use the major airline's two-letter flight designator code to identify the regional airline's flights and fares in the central reservation systems, to paint its aircraft with the colors and/or logos of its code-share partner and to market and advertise its status as a carrier for the code-share partner. For example, we fly out of New York (La Guardia Airport), Boston, Philadelphia, Pittsburgh, Washington, D.C. and Indianapolis as US Airways Express; out of St. Louis as AmericanConnection; out of Orlando and Dallas/Fort Worth as Delta Connection; and we will fly as United Express out of airports which United will designate. In addition, the major airline generally provides reservation services, ticket stock, certain ticketing services, ground support services, airport landing slots and gate access to the regional airline, and both partners often coordinate marketing, advertising and other promotional efforts. In exchange, the regional airline provides a designated number of low capacity (usually between 37 and 70 seats) flights between larger airports served by the major airline and surrounding cities, usually lower-volume markets.

        The financial arrangements between the regional airlines and their code-share partners usually involve either a fixed-fee or pro-rate arrangement. We believe that, as a result of the differences between fixed-fee arrangements and revenue sharing arrangements, the trend in the industry for publicly owned regional carriers is toward using fixed-fee arrangements, similar to arrangements we have with American, US Airways, Delta and United.

        Fixed-Fee Capacity Purchase Agreements. Under a fixed-fee arrangement, the major airline generally pays the regional airline a fixed-fee per flight, with additional incentives based on completion of flights, on-time performance and correct baggage handling. In addition, the major and regional airline often enter into an arrangement pursuant to which the major airline bears the risk of changes in the price of fuel and other costs not directly controllable by the regional airlines such as landing fees, liability insurance and aircraft property taxes. Regional airlines benefit from a fixed-fee arrangement because they are sheltered from most of the elements that cause volatility in airline earnings, such as variations in ticket prices, passenger loads and fuel prices. However, regional airlines in fixed-fee arrangements do not benefit from a positive trend in ticket prices, passenger loads or fuel prices and, because the major airlines absorb most of the risks, the margin between the per-flight fixed-fee and expected per-flight costs tends to be lower than the profit margins associated with pro-rate revenue sharing arrangements under good economic conditions. The major airline can benefit from fixed-fee capacity purchase agreements because under such arrangements it is better able to control its entire network of flights and to serve strategic routes that otherwise might be uneconomical to a regional carrier under a revenue sharing agreement. Our company and other regional airlines that operate under capacity purchase agreements have been less severely impacted by the events of September 11, 2001 and the decline in the economy primarily as a result of the transfer of passenger traffic risk to the purchaser of capacity and the ability of regional jets to accommodate the lower demand for air transportation better than mainline jets.

        Revenue Sharing Arrangements. Under a pro-rate revenue sharing arrangement, the major airline and regional airline negotiate a proration formula, pursuant to which the regional airline receives a percentage of the ticket revenues for those passengers traveling for one portion of their trip on the regional airline and the other portion of their trip on the major airline. Substantially all costs associated with the regional airline flight are borne by the regional airline. In such a revenue sharing arrangement, the regional airline realizes increased profits as ticket prices and passenger loads increase or fuel prices decrease and, correspondingly, realizes decreased profits as ticket prices and passenger loads decrease or fuel prices increase.

BUSINESS

General

        We are a holding company that operates Chautauqua Airlines, Inc. and Republic Airline Inc. Chautauqua is a regional airline offering, as of March 31, 2004, scheduled passenger service on approximately 525 flights daily to 64 cities in 27 states, Canada and the Bahamas pursuant to code-share agreements with AMR Corp., the parent of American Airlines, Inc., whom we refer to collectively in this prospectus as American, US Airways, Inc. and Delta Air Lines, Inc. Currently, all of Chautauqua's flights are operated as US Airways Express, AmericanConnection or Delta Connection, providing US Airways, American and Delta with portions of their regional service, including service out of their hubs in Boston, Dallas/Fort Worth, Indianapolis, New York, Orlando, Philadelphia, Pittsburgh, Washington, D.C. and St. Louis. In February 2004, each of Chautauqua and Republic Airline entered into separate code-share agreements with United Air Lines, Inc. Pursuant to the agreement between Chautauqua and United, Chautauqua is required to place into service, between June and November 2004, 16 regional jets serving, as United Express flights, such routes as United will designate. Pursuant to the agreement between Republic Airline and United, Republic Airline, our new regional platform for the ERJ-170 aircraft family, is required to place into service for United, between July 2004 and March 2005, subject to delivery of aircraft from the manufacturer, 16 70-seat regional jets. These jets will also fly, as United Express flights, the routes that United will designate.

        From 1999 to 2003, our available seat miles, or ASMs, have grown at a compounded annual growth rate of 69.2%. As of March 31, 2004, Chautauqua's fleet consisted of 83 Embraer regional jets ranging in capacity from 37 to 50 seats. Further, as of March 31, 2004, we have agreed to provide an additional 46 regional jets to our code-share partners through 2005. Thirty-four of these regional jets are covered by firm orders we have with Embraer and, upon delivery, will be placed into immediate service with Delta, US Airways and United. We also had 12 conditional firm orders for ERJ 170 aircraft, subject to consummation of acceptable financing, and options for 59 regional jets as of February 29, 2004. Twenty-five of these options are for ERJ-170 aircraft which we may convert to options for ERJ-175, ERJ-190 or ERJ-195 aircraft.

        We have long-term, fixed-fee code-share agreements with each of our partners that are subject to our maintaining specified performance levels. Pursuant to these fixed-fee agreements, we are authorized to use our partners' two-letter flight designation codes to identify our flights and fares in our partners' computer reservation systems, to paint our aircraft in the style of our partners, to use their service marks and to market ourselves as a carrier for our partners. In addition, in connection with a marketing agreement among Delta, Continental Airlines and Northwest Airlines, certain of the routes that we fly using Delta's flight designator code are also flown under Continental's or Northwest's designator codes. We believe that our shift from pro-rate revenue sharing agreements to fixed-fee agreements has reduced our exposure to fluctuations in fuel prices, fare competition and passenger volumes. Our development of relationships with multiple major airlines has enabled us to reduce our dependence on any single airline and allocate our overhead more efficiently, allowing us to reduce the cost of our services to our major airline partners. For the quarter ended March 31, 2004 and for the year ended December 31, 2003, respectively, US Airways accounted for 45% and 40% of our operating revenues, Delta accounted for 36% and 29% of our operating revenues, American accounted for 19% and 23% of our operating revenues and America West accounted for 0% and 8% of our operating revenues. In February 2003, we and America West mutually agreed to terminate our code-share agreement and we concurrently agreed with Delta to allocate the aircraft previously designated for America West to Delta.

        For the year ended December 31, 2003, we generated operating revenues of $421.1 million and net income of $34.0 million, as compared to operating revenues of $315.5 million and net income of $17.0 million for the year ended December 31, 2002.

  Our Strengths

We believe that our primary strengths are:

        Low Cost Producer.    We believe that we are among the lowest cost producers of 37 to 50 seat regional jet service in the United States. From 2001 to 2003, we lowered our cost per available seat mile by 24.3%, from 13.9¢ to 10.5¢. We plan to implement the same low cost strategy that we have executed at Chautauqua for our 70-seat regional jet service at Republic Airline. There are four key elements contributing to our low unit costs:

  •
  Operate a Single-Fleet Type: Chautauqua currently operates only the Embraer 145 family of aircraft which is a single-fleet type of regional jets with capacity between 37 and 50 seats. Likewise, Republic Airline will only operate the Embraer 170 family of aircraft which has 70-seat or greater capacity. Operating a single type of aircraft in each operating subsidiary will enable us to expand our product offerings to major airlines while allowing each operating subsidiary to keep its operating costs low due to efficiencies in employee training, aircraft maintenance, lower spare parts inventory requirements, and aircraft scheduling.

  •
  High Aircraft Utilization: For the quarter ended March 31, 2004, each of our aircraft in revenue service operated an average of 10.6 hours, which we believe is among the highest in the regional industry. Our agreements with major airline partners provide them incentives to increase the utilization of our aircraft. With utilization higher than other regional carriers, we are able to spread our fixed costs over a greater number of flights and available seat miles.

  •
  Low Overhead: By flying for different major partners, we are able to leverage the cost of our overhead across multiple partners. Additionally, by flying in a geographically concentrated region, we are able to leverage our maintenance and crew base overhead and cross-utilize our employees and also improve the scheduled efficiency of our aircraft. We also outsource certain maintenance procedures such as engine, brakes and APU overhauls and avionics repairs where there is a cost and quality advantage to doing so, thereby reducing the burden on us to provide the fixed overhead associated with these functions.

  •
  High Labor Productivity: We believe in offering our employees competitive wages and incentives in exchange for high productivity rates. Our high level of employee productivity is created by greater fleet commonality and fewer unproductive labor work rules. Moreover, by wearing common uniforms and flying a single fleet type, our flight crews have the flexibility to fly for any of our major partners for which we fly common type rated aircraft, providing us with additional flexibility in scheduling our flights.

        Well Trained, Highly Skilled and Motivated Airline Professionals.    We now employ over 1,900 highly skilled aviation professionals. Our employee training programs meet or exceed the training standards required of all major airlines. Our employees take pride in their work and in our rich culture of safe and reliable operations. We have established a recognition program to reward those employees that go "above and beyond" in the performance of their duties. Their contributions are a real source of strength for our company.

        Long-Term, Fixed-Fee Code-Share Agreements.    We have long-term code-share agreements with four major airlines with scheduled expirations ranging from March 2012 through June 2015, subject in certain instances to earlier termination. All of our regional jet code-share agreements are "fixed-fee", rather than "cost-plus" or "pro-rate" revenue sharing, arrangements. These fixed-fee agreements generally provide for minimum aircraft utilization levels at fixed rates which provides for a more predictable revenue stream and allows us to increase our profit margin to the extent that we are able to lower our operating costs below the costs anticipated by the agreements. We are not exposed to price fluctuations for fuel, insurance, aircraft property taxes or landing fees, as we are reimbursed for those costs by our code-share partners.

        Strong Relationships with a Diverse Group of Air Carrier Partners.    Through our long-term code-share agreements with US Airways, American, Delta and United, we have created a network of strong partnerships with four major US airlines. We believe that we have been successful in attracting multiple partners because of our strong track record as a low cost, efficient and reliable producer of high quality regional airline services. Having four air carrier partners has allowed us to diversify our financial and operational risk. This diversity may also allow us to grow at a faster rate and not be limited by the rate at which any one partner can, or wishes to, grow.

        Significant Growth Opportunities.    As of March 31, 2004, Chautauqua's fleet consisted of 83 Embraer regional jets. Further, as of March 31, 2004, we have agreed to provide an additional 46 regional jets to our code-share partners at December 31, 2004 and 2005 as follows:

	2004		2005
	145 family	170 family	145 family	170 family
Delta	39	—	47	—
United	16	10	16	16
US Airways	35	—	35	—
American	15	—	15	—

Total	105	10	113	16

Thirty-four of these regional jets are covered by firm orders with Embraer and, upon delivery, will be placed into service with Delta, US Airways and United. We also had 12 conditional firm orders for ERJ 170 aircraft, subject to consummation of acceptable financing, and options for 59 regional jets. Twenty-five of these options are for ERJ-170 aircraft which we may convert to options for ERJ-175, ERJ-190 or ERJ-195 aircraft, all of which are the same fleet type as the ERJ-170 but have increased passenger capacity. While our code-share agreements have limited restrictions on our ability to enter into new or expanded relationships, our ability to grow has not been impaired. Further, we have the necessary infrastructure to place our new regional jets into service quickly.

        Experienced Management Team.    Our senior management team has extensive operating experience in the regional airline industry. Since their arrival in mid-1999, our management team has significantly grown the business in the following ways:

  •
  expanded our relationship with US Airways from 10 to 35 regional jets;

  •
  added code-share agreements with American, America West, Delta, TWA and United for a total of 94 regional jets;

  •
  significantly increased the number of jets we fly for Delta;

  •
  managed the transition of service from TWA to American after the TWA bankruptcy;

  •
  managed the transition of service from America West to Delta when America West closed its Columbus, OH hub;

  •
  successfully implemented the single-fleet regional jet business model;

  •
  established a platform for 70 seat and larger regional jets; and

  •
  improved our operating efficiencies and significantly lowered our operating costs.

        In February 2004, Chautauqua was named Regional Airline of the Year by Air Transport World Magazine.

        Long History of Reliable Operations.    We have a long operating history as a regional airline, having operated as a code-share partner of US Airways or its predecessors for nearly 30 years. We became an

American code-share partner in June 2001, a Delta code-share partner in June 2002 and a United code-share partner in February 2004. Chautauqua is one of only a handful of airlines that has maintained an accident free passenger safety record over its entire history.

Our business strategy consists of the following elements:

        Maintain Low Operating Costs.    We will remain focused on strategies to lower our costs without compromising passenger safety, service quality or operational reliability. We will continue to implement our proven strategies for low cost operations by flying only a single fleet type at each of our operating subsidiaries, maintaining high aircraft utilization, spreading our overhead costs across multiple partners within a geographically concentrated service area and by keeping our overhead low while we increase our fleet, and promoting high labor productivity from a motivated workforce. Additionally, as we grow our operations from 83 aircraft to our plan of 129 aircraft in 2005, we expect to benefit from additional economies of scale by leveraging our existing infrastructure over an increasingly larger operation.

        Expand Existing and Develop New Relationships With Code-Share Partners.    We attribute the significant growth in our traffic and profitability to our code-share agreements. We believe that these relationships provide us with an excellent opportunity to achieve stable, long-term growth. To strengthen our existing relationships, we work closely with our code-share partners to expand service to existing markets, open new markets and schedule convenient and frequent flights. In the future, we would consider further developing our subsidiary platforms in order to continue to expand existing relationships and to develop new relationships with major airline code-share partners.

        Develop Larger Aircraft Platform.    Most major air carriers, including our four code-share partners, have recently begun adding, or have plans to add, 70-plus seat regional jets. We have established Republic Airline to operate these larger gauge aircraft which we believe possess greater opportunities for revenue and profitability growth. We currently have firm orders and options for 50 Embraer ERJ-170 aircraft. We believe the ERJ-170 is superior to the competing regional jet aircraft. The ERJ-170 is a completely new design which incorporates updated technology, increased passenger comfort and stowage and lower operating costs. As a result, we believe that we will be able to offer a higher quality service to our major partners without incurring increased operating costs relative to our competitors. We believe we are currently the only independent regional airline in North America with orders for the Embraer 170 family of aircraft.

        All Fixed-Fee Flying.    We believe that fixed-fee agreements allow our major airline partners to enjoy the significant benefits of optimizing total network revenues and matching aircraft size to customer demand, thereby maximizing their own profitability. We anticipate that fixed-fee agreements will be the basis on which we will continue to add jets to our fleet.

        Provide Excellent Customer Service.    We believe that our focus on providing excellent customer service in every aspect of operations, including personnel, flight equipment, in-flight amenities, on-time performance, flight completion ratios and baggage handling, is largely responsible for our ability to attract and retain multiple major airline code-share partners. This is because our partners seek to build customer loyalty and preference through consistent, high quality seamless customer service, which they expect their regional partners to be able to provide at a competitive price. We believe that our planned ERJ-170 regional jet service at Republic Airline will allow us to offer our partners an even higher level of customer service.

        Motivate Our Employees to Succeed.    We believe that our employees are key to our success. In addition to offering competitive compensation and benefits, we take a number of steps to make our company an attractive place to work and build a career such as maintaining various employee recognition and bonus award programs and consistently communicating our vision and mission statement to our associates.

Markets and Routes

Markets

        We believe that our development of hub operations in St. Louis with American, in New York, Boston, Indianapolis, Philadelphia, Pittsburgh and Washington, D.C. with US Airways and in Orlando and Dallas/Fort Worth with Delta has been a principal factor in the growth of our flight operations and will facilitate implementation of our growth and operating strategy. We believe the development of hub operations in cities to be designated by United will further facilitate our growth and operating strategy. As of March 31, 2004, we offered scheduled passenger services on approximately 525 daily flights to 64 cities in 27 states, Canada and the Bahamas. The following illustrates the routes we currently fly for our code-share partners:

US Airways Express Service

AmericanConnection Service

Delta Connection Service

Flight Equipment

        As of March 31, 2004, we operated 83 Embraer regional jets as described in the following table:

Type	Total Aircraft	Owned	Leased	Option Aircraft		Average Age (in years)	Firm Orders	Seats in Standard Configuration
ERJ 145LR	53	12	41			2.7	21	50
ERJ 140LR	15	11	4			2.1	0	44
ERJ 135LR	15	15	0			0.9	0	37
ERJ 170LR							13	70

Total	83	38	45	71	(1)		34

(1)
We have the option to acquire 71 ERJ 135, ERJ 140, ERJ 145 or ERJ 170 regional jets, including 12 conditional firm orders. We may convert some or all of our 25 options for ERJ 170 regional jets into options for ERJ 175s, ERJ 190s or ERJ 195s.

        We expect that Chautauqua will begin flying the first of 16 ERJ 145s for United in June 2004 and Republic Airline will begin flying the first of 16 ERJ 170s for United in July 2004, subject to delivery of aircraft from the manufacturer.

        All of our leased regional jet aircraft are leased by us pursuant to long-term leases, with current lease expirations ranging from 2013 to 2020. We also hold fixed-price purchase options under these leases at approximately 14.0 to 14.5 years after these leases commenced. Furthermore, we have options to renew most of the leases for an additional three years, or purchase outright the leased aircraft at the conclusion of their current lease terms at fair market value.

        The following table outlines the number and type of aircraft being operated for each code-share partner and the total number of Embraer regional jets that we are required to place in service for each code-share partner as of March 31, 2004:

	ERJ 170		ERJ 145		ERJ 140		ERJ 135			Total Required Embraer Regional Jets
	In Operation	Total Required Aircraft	In Operation	Total Required Aircraft	In Operation	Total Required Aircraft	In Operation	Total Required Aircraft	Jets In Operation
US Airways	—	—	34	35	—	—	—	—	34	35
American	—	—	—	—	15	15	—	—	15	15
Delta	—	—	19	32	—	—	15	15	34	47
United	—	16	—	16	—	—	—	—	—	32

Total	—	16	53	83	15	15	15	15	83	129

Ground Operations and Properties

        Our employees perform substantially all routine airframe and engine maintenance and periodic inspection of equipment. We lease a 27,500 square foot aircraft maintenance and training facility at the Indianapolis International Airport and a 59,000 square foot maintenance facility in Columbus, Ohio.

        We lease ticket counters and check-in, boarding and other facilities in the passenger terminal areas in certain of the airports we serve and staff these facilities with our personnel. We provide facilities and personnel to perform passenger and aircraft handling in St. Louis for all AmericanConnection and American Eagle regional jet operations in that hub. We also provide all US Airways Express airport gate and ground handling at the Indianapolis International airport. Our partners provide ticket handling and ground support services in 62 of the 64 cities we serve.

        We lease our corporate headquarters, located in the administrative office building at the Indianapolis International Airport terminal. This facility consists of approximately 15,000 square feet of administrative space. The lease expires in July 2004, and in April 2004, we entered into a facility lease to move our corporate headquarters to a new location in Indianapolis, Indiana.

Maintenance of Aircraft and Training

        Using a combination of FAA certified maintenance vendors and our own personnel and facilities, we maintain our aircraft on a scheduled and "as-needed" basis. We emphasize preventive maintenance and inspect our aircraft engines and airframes as required. Chautauqua has an agreement with Rolls-Royce to maintain the engines on our Embraer regional jet aircraft through November 2012, an agreement with Hamilton/Sunstrand to maintain the auxiliary power units, or APUs, on our Embraer regional jets through August 2009, an agreement with Honeywell to maintain the avionics on our Embraer regional jets through January 2012 and an agreement with Goodrich to maintain wheels and brakes on our Embraer regional jet aircraft through June 2014. Under these agreements, we are charged for covered services based on a fixed rate for each flight hour accumulated by the engines or airframes in our service during a month. The rates are subject to annual revisions generally based on the Bureau of Labor Statistics' labor and material indices.

        We believe these agreements, coupled with our ongoing maintenance program, reduces the likelihood of unexpected levels of engine, APU and avionics maintenance expense during their term.

        We have also developed an inventory of aircraft spare parts and have instituted a computerized tracking system to increase maintenance efficiency and to avoid excess inventories of spare parts.

        We perform our heavy and routine maintenance projects at our facilities in Indianapolis and Columbus and we perform routine maintenance services from select line maintenance stations.

        All mechanics and avionics specialists employed by us have appropriate training and experience and hold required licenses issued by the FAA. We provide periodic in-house and outside training for our maintenance and flight personnel and also take advantage of manufacturer's training programs that are offered when acquiring new aircraft.

        We have an agreement with FlightSafety International to provide for aircraft simulator training for all of our pilots. We have no current plans to acquire our own simulator in the near term and believe that FlightSafety or other third party vendors will be able to provide us with adequate and cost effective simulator training to implement our growth plans.

Employees

        As of March 31, 2004, we employed 1,943 full-time equivalent employees. The following is a table of our principal collective bargaining agreements and their respective amendable dates as of March 31, 2004:

Employee Group	Approximate Number of Full-Time Equivalent Employees	Representing Union	Amendable Date
Pilots	790	International Brotherhood of Teamsters Airline Division Local 747	October 2007
Flight Attendants	407	International Brotherhood of Teamsters Airline Division Local 210	Currently amendable; under negotiation
Customer Service	257	International Brotherhood of Teamsters Airline Division Local 135	December 2005; currently under negotiation
Dispatchers	25	Transport Workers Union of America Local 540	February 2007

        As of March 31, 2004, we had 341 maintenance technicians and other maintenance personnel, who are not currently represented by any union, and 123 administration and support personnel. Because of the high level of unionization among our employees we are subject to risks of work interruption or stoppage and/or the incurrence of additional expenses associated with union representation of our employees. In connection with our proposed acquisition of 46 additional Embraer regional jets required to meet our obligations under our code-share agreements and related expansion, we anticipate hiring approximately 1,000 additional employees, many of whom will be represented by a union in their employment. We have never experienced any work stoppages or other job actions and generally consider our relationship with our employees to be good.

Code-Share Agreements

        Our code-share agreements with US Airways, American, Delta and United authorize us to use their two-letter flight designator codes ("US," "AA," "DL" and "UA") to identify our flights and fares in their computer reservation systems, to paint our aircraft with their colors and/or logos, to use their service marks and to market and advertise our status as US Airways Express, AmericanConnection, Delta Connection and United Express, respectively. In connection with a marketing agreement between Delta, Continental Airlines and Northwest Airlines, certain of the routes that we fly using Delta's flight designator code are also flown under Continental's or Northwest's designator codes. Under our code-share agreements with US Airways, American and Delta, we are compensated on a fixed-fee basis on all of our US Airways Express, AmericanConnection and Delta Connection flights. We will be similarly compensated under our code-share agreements with United. In addition, under our US

Airways, American and Delta code-share agreements, our passengers participate and under our United code-share agreements, our passengers will participate in frequent flyer programs of the major airline, and the major airline provides additional services such as reservations, ticket issuance, ground support services, slot rights and gate access.

The US Airways Code-Share Agreement

        As of March 31, 2004, Chautauqua operated 34 Embraer 145 regional jets including one spare Embraer 145 regional jet for US Airways under a code-share agreement. In addition, we are scheduled to place one additional aircraft into service, as a spare, under this agreement for a total commitment of 35 aircraft. The code-share agreement provides that Chautauqua will operate these aircraft to provide US Airways Express service between US Airways hubs and cities designated by US Airways. As of March 31, 2004, Chautauqua was providing 220 flights per day as US Airways Express between New York, Boston, Philadelphia, Pittsburgh, Indianapolis, Washington, D.C. and designated outlying cities.

        US Airways provides reservation, check-in, baggage-handling, ground-support and other passenger services, landing slots, gates, tickets, baggage tags, ticket wallets and similar items with respect to such flights and also controls scheduling, ticket prices and seat inventories with respect to such flights. Under the code-share agreement, US Airways retains all passenger, cargo and other revenues associated with each flight, and is responsible for all revenue-related expenses. In exchange for providing the designated number of flights and performing our other obligations under the code-share agreement, we receive from US Airways three times each month compensation of a fixed-fee per departure, a fixed-fee per block hour flown, a fixed-fee per flight hour flown and a fixed-fee per aircraft per day. We receive an additional amount per available seat mile flown. We also receive incentives or pay penalties based upon our performance, including fleet launch performance, on-time departure performance and completion percentage rates. These incentive and penalty payments are a relatively small component of the total compensation that we are entitled to receive for each of our flights. The fixed rates that we receive from US Airways under the code-share agreement are increased at times specified in the agreement by an agreed escalation factor. Additionally, certain of our operating costs are considered "pass through" costs whereby US Airways has agreed to reimburse us the actual amount of costs we incur for these items. Fuel, landing fees, passenger catering, passenger liability insurance and aircraft property tax costs are pass through costs.

        The code-share agreement terminates on March 1, 2012, unless US Airways elects to exercise its option to extend the term for three years by providing us with notice by March 1, 2011; however, US Airways may terminate the code-share agreement at any time for cause upon not less than 90 days notice and subject to our right to cure under the following conditions:

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  if we fail to retain or utilize the aircraft in the manner required under the code-share agreement;

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  if our flight completion factor falls below specified percentages during specified periods due to operational deficiencies that are within our control;

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  if our on time departure performance falls below specified percentages during specified periods; or

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  if we admit liability or are found liable for any safety infraction by the FAA that could reasonably be expected to lead to the suspension or revocation of our operating certificate or if in US Airways' reasonable opinion we are not complying in any material respect with applicable safety and operational requirements.

        In addition, if there is a regulatory change that materially and adversely affects the economic value of the agreement to us or US Airways, and we are unable to agree to amendments to the code-share agreement to alleviate those regulatory changes within 30 days, the party materially and adversely affected may terminate the agreement upon not less than 90 days notice.

        In general, we have agreed to indemnify US Airways and US Airways has agreed to indemnify us for any damages caused by any breaches of our respective obligations under the code-share agreement or caused by our respective actions or inactions under the code-share agreement.

        US Airways pays us three times each month in advance based on agreed assumptions, which amount is reconciled at the end of the month based on actual flight activity. The code-share agreement requires US Airways to pay our fixed costs and per aircraft per day costs for a specified period of time in the event of a grounding of the Embraer regional jets as a result of a design or manufacturing defect or a strike by our employees. If we do not perform the services under the agreement due to our failure to maintain the aircraft or comply with FAA regulations, US Airways is not required to make any payments to us under the agreement during that time period. If we cannot provide services for any other reason, including a US Airways strike, US Airways is required to pay us during that time period the fixed costs, the per aircraft per day costs and an agreed upon amount per available seat mile flown based on the guaranteed minimums set forth in the agreement.

The American Code-Share Agreement

        As of March 31, 2004, Chautauqua operated 15 ERJ 140 regional jets for American under a fixed-fee code-share agreement. As of March 31, 2004, Chautauqua provided 84 flights per day as AmericanConnection between St. Louis and designated outlying cities.

        American provides reservation services, tickets, baggage handling, ticket jackets and similar items with respect to such flights and also controls scheduling, ticket prices and seat inventories with respect to such flights. In exchange for providing the designated number of flights and performing our other obligations under the code-share agreement, we receive from American a fixed-fee per block hour flown in revenue service and an additional amount per passenger. We are also eligible to receive semi-annual per passenger incentives based upon on-time performance, flight completion rates, lack of complaints and correct baggage handling. Conversely, we must pay semi-annual per passenger penalties should our performance not meet minimum standards for on-time performance, flight completion rates, complaints and correct baggage handling. Under the code-share agreement, American retains all passenger, certain cargo and other revenues associated with each flight, and is responsible for all revenue-related expenses. We share revenue with American for certain cargo shipments. Additionally, certain operating costs are considered "pass through" costs and American has agreed to reimburse us the actual amount of costs we incur for these items. Fuel, landing fees, passenger catering, property and liability insurance and aircraft property costs are pass through costs. Aircraft lease payments are also considered a pass through cost, but are limited to a specified limit with respect to the first 20 aircraft put into service for American. American pays us periodically throughout the month on an agreed schedule, subject to American's right to offset amounts we owe them under the code-share agreement.

        The fixed rates for each scheduled block hour that we receive from American under the code-share agreement have been determined through the term of the code-share agreement, subject to certain revisions and an agreed annual escalation rate. In March 2003, we agreed to a one-time waiver of certain escalations in exchange for American's termination of a warrant to purchase shares of our common stock that we had previously issued to American. In addition, in October 2003, we agreed to grant American a one-time waiver of certain escalations and economic concessions in the form of a monthly rebate in exchange for an extension of the date of American's early termination right. Certain costs, including fuel costs, aircraft ownership and financing costs (subject to a limitation), landing fees, property and liability insurance, aircraft property taxes and de-icing costs, are "trued-up" for differences between actual costs and the assumed costs included in our fixed rates. In addition, a reconciliation payment will be made by American to us if uncontrollable cancellations exceed a specified level of scheduled block hours during any calendar quarter. We are reimbursed for all third party ground handling costs at certain airport locations, and there is a reconciliation for shared ground services between us and American. We are responsible for certain training, automation and other charges and costs.

        The block hour rate we are paid varies based on the number of scheduled block hours per day to be flown in revenue service, subject to a minimum rate without regard to actual number of hours flown. This means that even if we fly less than the specified minimum number of scheduled block hours a day, we are paid as if we had flown the minimum number of block hours. The block hour rate can only be adjusted in connection with schedule changes that change the scheduled block hour utilization, but the minimum number of scheduled block hours cannot be changed. American has agreed to schedule the aircraft under the code-share agreement for no less than the specified minimum number of block hours per aircraft per day on average.

        Under the terms of the code-share agreement, we are required at specified locations to provide ground support and other passenger services at our expense, and American is required to provide those services at their expense at other locations. At the hub in St. Louis, we are responsible for providing gate operations, security and leasing facilities (which are leased from American), and American is responsible for providing ticketing services and de-icing for the aircraft. Certain costs of personnel training are shared with American.

        The code-share agreement provides that, during its term, we will provide regional airline services exclusively for American at the St. Louis hub and within 50 statute miles of that hub, and we are prohibited from providing competing regional hub services at Memphis, Nashville and Kansas City. This means that, without American's consent, we are prohibited from operating flights under our own code or on behalf of any other air carrier providing hub services in or out of these airports. In addition, during the term of the agreement, we are prohibited from operating any of our aircraft subject to the code-share agreement on behalf of any other carrier. Otherwise, the agreement does not prohibit us from flying aircraft on behalf of other airlines utilizing the airport facilities of those airlines or other airport facilities that we may obtain in the future.

        At any time that Chautauqua enters into an agreement with a third party for code-share using ERJ 140 aircraft, Chautauqua must offer American the right, on an all or nothing basis, to amend the code-share agreement to incorporate the terms of the agreement with the third party. However, this provision does not apply to our existing arrangements with US Airways to supply additional aircraft. If American elects to incorporate the terms of the agreement with the third party, those terms will govern all of the aircraft covered by the code-share agreement. If Chautauqua reaches an agreement in principle with a third party to provide service using an aircraft other than an ERJ 140 aircraft, Chautauqua is required to offer the right of first refusal to American on a one time basis to enter into that agreement. American can only exercise their right of first refusal on an all or nothing basis, and American must have previously exercised, or agree to exercise, all of its outstanding options for aircraft under the terms of the existing code-share agreement.

        Should Chautauqua have aircraft in excess of our operational needs, Chautauqua has granted American a right of first refusal to use those aircraft pursuant to the terms of the code-share agreement. In addition, should American require more than 25 regional jets to fly under its AmericanConnection code out of St. Louis, American has agreed to grant us a right of first refusal to supply up to five ERJ 140 aircraft.

        Under the code-share agreement, we are required to have specified terms in the leases of our aircraft. These terms include a limit on the minimum term of the lease, a clause permitting assignment to American without penalty and under identical terms, certain return conditions and a purchase option on terms acceptable to American. We also cannot amend any of the leases without American's prior consent, such consent not to be unreasonably withheld.

        If American terminates the code-share agreement for cause, American has a call option to require that Chautauqua assign to American all of its rights under the leases of aircraft, and to lease to

American the aircraft to the extent Chautauqua owns them, used at that time under the code-share agreement. If American exercises their call option, Chautauqua is required to pay certain maintenance costs in transferring the aircraft to American's maintenance program.

        If American terminates the code-share agreement without cause, Chautauqua has the right to put the leases of the aircraft, or to lease the aircraft to them to the extent owned by Chautauqua, used under the code-share agreement to American. American also has a call option to require Chautauqua to assign to American these leases. If Chautauqua exercises its put or American exercises their call, both parties are obligated to implement a schedule to terminate the code-share agreement in an orderly fashion and transition the aircraft from us to American. With the exception of performance incentives, which are deemed inapplicable during such transition, the term of the code-share agreement is deemed to continue during the transition period. Moreover, Chautauqua would be entitled to receive payments of fixed costs and reimbursement of pass-through costs during such period.

        The term of the American code-share agreement continues until February 1, 2013. American may reduce the term by one year each time that we fail to achieve an agreed performance level. American may only exercise this right three times during the term of the code-share agreement. The agreement may be subject to termination for cause prior to that date under various circumstances including:

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  a change in the regulations governing air carriers that materially affects the rights and/or obligations of either party, subject to negotiation of amendments to the code-share agreement or third party mediation;

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  if we or American become insolvent or fail to pay our debts as they become due, the other party may terminate the agreement subject to five business days notice and rights of assurance;

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  failure by us or American to perform the material terms, covenants or conditions of the code-share agreement (which includes the American standards of service), subject to 30 day notice and cure rights;

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  if we or American fail to make a payment when due, subject to five business days notice and cure rights;

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  if either party suspends or is required to suspend its operations due to any safety reason, the other party may terminate the agreement on five days notice;

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  if American, in its reasonable discretion, determines that we materially breached a representation or warranty to them that creates a serious and imminent threat to the safe operation of AmericanConnection services, American may immediately terminate the code-share agreement;

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  if our President and CEO is replaced, American has the right to terminate the agreement if it does not approve of the replacement CEO; however, American cannot unreasonably withhold its approval;

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  if we fail to achieve specified levels of operating performance in completion factor, on-time arrivals, customer complaints and baggage, American may terminate the agreement, subject to corrective action plan and adherence to such plan;

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  if we fail to represent the American brand favorably (subject to certain standards and conditions), American may terminate the agreement; or

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  if either party assigns, by operation of law or otherwise, the code-share agreement without the written consent of the other party, subject to five days notice and cure rights, or if we enter into any merger, sale or acquisition of all or substantially all of our assets or a majority of our outstanding voting interests with an air carrier other than an entity that is under common control with us.

        American may terminate the code-share agreement without cause upon 180 days notice, provided that such notice may not be given prior to September 30, 2008. If American exercises this right, it is required to reimburse us for certain deferred costs and we and American have certain "put" and "call" rights with respect to the aircraft we operate for them.

        If American terminates the code-share agreement for any reason prior to September 30, 2008, or we terminate the code-share agreement prior to September 30, 2008, due to a breach of the agreement by American, American has agreed to reimburse us for certain price concessions that we granted American.

        In general, we have agreed to indemnify American and American has agreed to indemnify us for any damages caused by any breaches of our respective obligations under the code-share agreement or caused by our respective actions or inactions under the code-share agreement.

The Delta Code-Share Agreement

        As of March 31, 2004, Chautauqua operates 15 ERJ 135 aircraft, including one spare, and 19 ERJ 145 aircraft, including one spare, for Delta under a fixed-fee code-share agreement. In addition, we are scheduled to place an additional 13 aircraft into service under this agreement. As of March 31, 2004, Chautauqua provided 221 flights per day as Delta Connection between Orlando, Dallas/Fort Worth and designated outlying cities. In connection with a marketing agreement among Delta, Continental Airlines and Northwest Airlines, certain of the routes that we fly using Delta's flight designator code are also flown under Continental's or Northwest's designator codes.

        Delta provides us with reservation services, baggage handling and other ground support, tickets and similar items with respect to the flights we operate for them and Delta controls scheduling, ticket prices and seat inventories with respect to such flights. In exchange for providing the designated number of flights and performing our other obligations under the code-share agreement, we receive from Delta monthly compensation made up of a fixed-fee per block hour, a fixed-fee per flight hour, a fixed-fee per departure, a fixed-fee per scheduled aircraft per day and a fixed-fee per day. The fixed rates that we receive from Delta for a given month may be increased if we achieve a specified flight completion rate in that month. We are eligible to receive additional compensation based upon our actual completion rate and on-time arrival rate for each month. Further, for each semi-annual period during the term of the agreement, we are eligible to receive additional compensation from Delta.

        Certain of our operating costs are considered "pass through" costs, whereby Delta has agreed to reimburse us the actual amount of costs we incur for these items. Fuel, engine maintenance expenses, landing fees, passenger liability insurance, hull insurance, war risk insurance, de-icing costs, and property taxes are some of the pass through costs. Aircraft rent/ownership expenses are also considered a pass through cost, but are limited to a specified amount for each type of aircraft.

        The fixed rates payable to us by Delta under the code-share agreement have been determined through the term of the code-share agreement and are subject to annual revision. Certain costs, including fuel costs, aircraft ownership and financing costs (subject to limitation), landing fees, property and liability insurance, aircraft property taxes and de-icing costs, are adjusted on a monthly basis for differences between the actual costs and the assumed costs. In the event we are unable to operate the aircraft due to a strike, labor dispute, work stoppage or similar event, that is substantially within our control, or caused by some action or inaction by us or relates to the aircraft we operate for Delta, Delta is not obligated to pay us pursuant to the code-share agreement. However, if we cannot operate the aircraft due to a strike, labor dispute, work stoppage or similar event that is substantially within the control of Delta, or caused by some action or inaction by Delta, Delta shall still be obligated to pay us the fixed amounts due under the agreement, plus monthly and semi-annual incentive payments if we achieve certain milestones. If we cannot operate the aircraft due to an event that is not substantially within the control of either us or Delta, or caused by some action or inaction of either us or Delta,

Delta is only obligated to pay us our fixed costs and our pass through costs during the period in which we cannot operate the flights for Delta.

        Under the terms of the code-share agreement, except for (1) the aircraft Chautauqua currently operates for US Airways and American, (2) the additional aircraft allocated to US Airways and American under Chautauqua's existing code-share agreements, (3) aircraft subject to Chautauqua's current code-share agreements that need to be repositioned with another code-share partner in the event of a bankruptcy or breach by one of Chautauqua's current code-share partners and (4) other limited exceptions, Chautauqua has agreed to list its flights only under Delta's code during the term of our code-share agreement with them unless it obtains prior written approval from Delta. Delta granted written approval of Chautauqua's entry into a code-share agreement with United in February 2004. If Chautauqua does enter into a new code-share agreement with Delta's permission, Chautauqua remains prohibited from operating any aircraft for the new code-share partner into or out of several major metropolitan airports. During the term of the code-share agreement, Chautauqua may not operate any flights under its own flight designator code into or out of several major metropolitan airports unless that flight is flown under its code for one of our existing code-share partners and that partner remains obligated to compensate us for operating that flight.

        Pursuant to the terms of the code-share agreement, Delta has the right, prior to the entrance by Chautauqua into an agreement with a third party to operate aircraft that Chautauqua previously operated for another existing code-share party for that third party or for Chautauqua, to purchase, lease or code-share (or any combination thereof) such repositioned aircraft on terms no less favorable than those offered to the third party. If Delta does not exercise this right within a specified amount of time, Chautauqua will be permitted to enter into the arrangement with the third party, but Chautauqua will be prohibited during the term of the code-share agreement with Delta from flying more than a specified number of flights per day with such repositioned aircraft into each of several major metropolitan airports without Delta's prior written consent.

        The code-share agreement with Delta gives Delta the right to purchase up to five percent of the common stock that we may offer for sale in connection with our IPO. Delta has waived this right. To further induce Delta to enter into the code-share agreement with us, we paid Delta a contract rights fee in the form of a warrant to purchase shares of our common stock and will pay to Delta in the form of a contract rights fee, upon the closing of our IPO, another warrant to purchase shares of our common stock. In addition, for each additional aircraft put into service for Delta beyond the initial 22, Delta will receive a warrant to purchase 60,000 shares of our common stock. In accordance with this provision, on February 3, 2003 we granted Delta a warrant to purchase 720,000 shares of common stock, on October 1, 2003 we granted Delta a warrant to purchase an additional 300,000 shares of common stock and on March 10, 2004 we granted Delta a warrant to purchase an additional 480,000 shares of common stock. For a description of these warrants, see "Description of Capital Stock—Warrants."

        For illustrative purposes only, we estimate that, should Delta acquire all of the common stock they are entitled to acquire under their warrants and assuming the warrant shares are 100% vested, Delta will own approximately 14.4% of our common stock.

        The initial term of the code-share agreement is until May 31, 2014. At the end of the term, Delta has the right to extend the agreement for an additional five years on the same terms and conditions. If either we or Chautauqua enter into a merger where we are not the surviving entity or the ultimate beneficial ownership of the surviving entity following a merger is not substantially similar (i.e., at least 75% common ownership) to the ultimate beneficial ownership of us or Chautauqua prior to the merger (which we refer to as a merger), or if a party acquires more than 49% of our voting power or outstanding common stock or that of Chautauqua (with limited exceptions) (which we refer to as a change in control), Delta shall have the right to extend the term of the code-share agreement for an additional ten years beyond the applicable termination date of the agreement.

        The agreement may be subject to early termination under various circumstances including:

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  if either Delta or we file for bankruptcy, reorganization or similar action (or if any such action is imminent) or if either Delta or we make an assignment for the benefit of creditors;

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  if either Delta or we commit a material breach of the code-share agreement, subject to 30 days notice and cure rights; or

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  upon the occurrence of an event of force majeure that continues for a period of two or more consecutive months, subject to 30 days prior written notice to the party affected by the force majeure event.

        In addition, Delta may immediately terminate the code-share agreement upon the occurrence of one or more of the following events:

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  if there is a change in control of us or Chautauqua;

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  if there is a merger involving us or Chautauqua;

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  if Delta is unsatisfied with the product quality we are providing 30 days after it has supplied us written notice of its dissatisfaction and has proposed remedial measures;

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  if we fail to maintain a specified completion rate with respect to the flights we operate for Delta during a specified period; or

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  if our level of safety is not reasonably satisfactory to Delta, subject to 30 days notice and cure period.

        In addition, Delta may terminate the code-share agreement at any time, with or without cause, if it provides us 180 days written notice, provided that such notice shall not be given prior to November 2008. If Delta does choose to eliminate any aircraft at that time, it may only eliminate up to 11 aircraft during the 12-month period following the 180 day initial notice period unless it completely terminates the agreement. We refer to this as Delta's partial termination right.

        If Delta exercises its partial termination right or if we terminate the code-share agreement because of Delta's bankruptcy or insolvency, a breach of the agreement by Delta or because of an event of force majeure has occurred that continues for at least two consecutive months, we may require Delta to either purchase or sublease any of the terminated aircraft we own at a specified price or to assume the lease of any aircraft that we lease. If we choose not to exercise this "put" right upon any termination by Delta, Delta has the right to require us to sell or sublease to them the terminated aircraft we own for a specified amount or to assume the leases of the terminated aircraft that we lease. Delta may also exercise this "call" right if it terminates the code-share agreement for any of the reasons set forth above.

        In general, we have agreed to indemnify Delta and Delta has agreed to indemnify us for any damages caused by any breaches of our respective obligations under the code-share agreement or caused by our respective actions or inactions under the code-share agreement.

        Pursuant to the agreement, Delta must give us notice if it changes the location of the hub from which we fly for them from Orlando and Dallas/Fort Worth to another location, except that Delta cannot change the hub location to St. Louis, Memphis, Kansas City, Nashville or any other location within 50 statute miles of St. Louis, Missouri.

        Subject to the right of first refusal that Chautauqua granted to American pursuant to its code-share agreement with them, should Chautauqua receive an offer, bid or other expression of inquiry from a third party to purchase, lease, sublease, encumber or otherwise acquire any interest in, or to operate on behalf of a third party, any aircraft that it owns or leases, which we desire to accept, Chautauqua has granted to Delta a right of first refusal to acquire the aircraft which Chautauqua desires to dispose of on the same terms as those offered to us by the third party.

        At any time that Chautauqua enters into an agreement in principle with a third party for a code-share (or similar) relationship using ERJ 135 or ERJ 145 aircraft, other than certain permitted amendments to our pre-existing code-share agreements, Chautauqua must offer Delta the right, on an all or nothing basis, to amend the code-share agreement to incorporate the terms of the agreement with a third party. If Delta elects to incorporate the terms of the agreement with the third party, those terms will govern all of the aircraft covered by the code-share agreement.

The United Code-Share Agreements

        Chautauqua and Republic Airline have entered into separate code-share agreements with United.

  Chautauqua

        Chautauqua has entered into a fixed-fee code-share agreement with United to operate 16 ERJ-145 aircraft to provide United Express Service in markets to be determined by United.

        United provides reservation, check-in, ground-support and other passenger services and also controls seat inventories. Under the code-share agreement, United retains all air fares, cargo rates, mail charges and other revenues associated with each flight, and is responsible for revenue-related expenses. In exchange for providing the designated number of flights and performing Chautauqua's obligations under the code-share agreement, Chautauqua receives from United compensation of a fixed-fee per completed block hour, fixed-fee per completed departure, fixed-fee per passenger, fixed-fee for overhead and aircraft costs, and one-time start-up costs. Chautauqua will receive incentives based upon its performance, including controllable flight completion percentage rates, on-time percentage rates, mishandled bags percentage rates, and customer responses to surveys about their intent to reuse United Express.

        The fixed rates that Chautauqua receives from United under the code-share agreement are annually adjusted in accordance with an agreed escalation formula. Additionally, certain of its operating costs are considered "pass through" costs whereby United has agreed to reimburse Chautauqua the actual amount of costs it incurs for these items. Fuel and oil, landing fees, war risk insurance, liability insurance and aircraft property taxes are pass through costs.

        The code-share agreement divides the sixteen aircraft into 2 groups of 8 aircraft. The agreement terminates for the first group of aircraft on June 30, 2014. The agreement terminates for the second group of aircraft on June 30, 2015. United has the option of extending the agreement for five (5) years or less; however, the code-share agreement may be terminated by United upon 18 months prior written notice provided that such notice shall not be delivered as to the first group of aircraft prior to December 31, 2007, or as to the second group of aircraft prior to December 31, 2008. In addition, the code-share agreement may be terminated under the following conditions:

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  if either party becomes insolvent, is not regularly paying its bills when due without just cause, takes any step leading to its cessation as a going concern, makes an assignment of substantially all of its assets for the benefit of creditors or a similar disposition of the assets of the business, or either ceases or suspends operations; or

  •
  if either party fails to fulfill an obligation under the code-share agreement for a period of thirty days after written notice to cure.

        United also may terminate the code-share agreement upon at least thirty days notice and subject to Chautauqua's right to cure under the following conditions:

  •
  Chautauqua's operations fall below a certain performance level for a period of three consecutive months or for a period of six months within a twelve-month period regarding controllable flight completion, mishandled bags and on-time performance; or

  •
  Chautauqua knowingly maintains falsified books or records or submits false reports of a material nature.

        United may immediately terminate the code-share agreement if Chautauqua operates, except pursuant to preexisting agreements with US Airways and Delta, any additional regional jets or turboprop aircraft pursuant to a marketing or code-share relationship with any party other than United to provide hub service at United's hubs in Denver, Los Angeles, San Francisco, Chicago, Washington, D.C. or Seattle. Chautauqua also cannot engage or attempt to engage, on its behalf or on behalf of a third party, in the business of providing air transportation at any of United's hubs or for any carrier that has or attempts to have hub operations at any of United's hubs, or operate any additional regional jets or turboprops with any party other than United to provide hub service at United's hubs.

        In addition, the code-share agreement will be terminated if:

  •
  United's plan of reorganization in its Chapter 11 bankruptcy case is not confirmed by the bankruptcy court and United discontinues all or substantially all flight operations; or

  •
  the case is dismissed or converted to a case under Chapter 7 of the Bankruptcy Code and United suspends or discontinues flight operations.

        In the event of such termination, United will have breached the code-share agreement and Chautauqua will have certain claims for (i) administrative expenses, (ii) monies owed to (a) passengers, (b) employees and (c) third parties in connection with the manufacture, purchase, lease or financing of aircraft and maintenance equipment or services or spare parts associated with the aircraft, (iii) two year's aircraft ownership costs for each delivered aircraft and (iv) reasonable startup costs, subject to United's rights to object to the amount of the claim. In addition, Chautauqua must refund to United certain amounts it prepaid for services.

        United has a call option to assume Chautauqua's ownership or leasehold interest in certain aircraft if Chautauqua wrongfully terminates the code-share agreement or if United terminates the agreement for Chautauqua's breach for any one of the following reasons:

  •
  Chautauqua's operations fall below a certain performance level for a period of three consecutive months or for a period of six months within a 12-month period regarding controllable flight completion and on-time performance;

  •
  Chautauqua enters into a new code-share with another airline in breach of the United code-share agreement; or

  •
  Chautauqua's operating certificate is revoked or suspended by the FAA, for safety issues or concerns, for a period of four consecutive months.

        The call option is governed by certain limitations relating to the number of aircraft for which the call option is exercised, notice requirements, indemnification in the event of a lease assumption, calculation of the purchase price in the event of a sale, payment of aircraft ownership costs, delivery of spare parts and reimbursement of prepaid rent.

        If Chautauqua, Republic Airline or we enter into certain corporate transactions, including a merger, sale of substantially all of their respective or our assets, or issuance or sale of stock of Chautauqua, Republic Airline or us, with the exception of this offering, representing 20% beneficial ownership or voting control, then Chautauqua, Republic Airline or we, as the case may be, must grant United a right of first refusal to enter into the proposed transaction on the same or comparable terms. If Chautauqua, Republic Airline or we and United cannot agree on the terms, then Chautauqua, Republic Airline or we can enter into the transaction with a third party, but not on terms more beneficial to the third party than those that were offered to United.

        In general, Chautauqua has agreed to indemnify United and United has agreed to indemnify Chautauqua for any damages caused by any breaches of each party's respective obligations under the code-share agreement or caused by each party's respective actions or inactions under the code-share agreement.

        If Chautauqua is unable to deliver any aircraft on or before the last day of the month after the month that such aircraft is scheduled to be delivered, United has the option, upon giving notice to Chautauqua, to delete such aircraft from the code-share agreement.

  Republic Airline

        Republic Airline has entered into a fixed-fee code-share agreement with United to operate 16 ERJ-170 aircraft on terms substantially similar to those of the code-share agreement between Chautauqua and United. The code-share agreement will become effective when Republic Airline receives its operating certificate. If Republic Airline does not obtain its certificate by July 1, 2004, it must pay United an agreed upon fee for each day until it obtains its certificate. If Republic Airline does not obtain its certificate by September 1, 2004, United may terminate the code-share agreement or the parties may agree to extend the deadline, subject to continuing fees.

        United will pay aircraft ownership costs and reserves the right to finance any aircraft allocated for United Express services, subject to certain limitations. In addition, United will have the right to recall furloughed pilots required to be hired by Republic Airline. However, except for certain exceptions, United does not have a right to early termination of the code-share agreement. Also, United may not delete from the code-share agreement an aircraft that Republic is unable to timely deliver.

Safety and Security

        We are dedicated to ensuring the safety of our customers and employees. We have taken numerous measures, voluntarily and as required by regulatory authorities, to increase both the safety and security of our operations in the wake of the terrorist attacks of September 11, 2001.

        Since September 11, 2001, we and our code-share partners have implemented security enhancements, including the following:

  •
  positive bag matching procedures;

  •
  enhanced aircraft search procedures and aircraft guarding;

  •
  more thorough passenger screening and search procedures;

  •
  installation of cabin surveillance video monitors in the cockpit; and

  •
  securing cockpit doors.

        In addition to these measures, we have complied with all other new FAA security requirements designed to enhance passenger security and will continue to abide by all future security enhancement requirements. Immediately following September 11, 2001, the FAA began to issue many new security requirements which airlines have been required to implement, including passenger and baggage screening.

Competition and Economic Conditions

        The airline industry is highly competitive. We not only compete with other regional airlines, some of which are owned by or are operated as code-share partners of major airlines, but also face competition from low-fare airlines and major airlines on some of our routes.

        The principal competitive factors in the regional airline industry are fare pricing, customer service, routes served, flight schedules, aircraft types and code-share relationships. Certain of our competitors are larger and have significantly greater financial and other resources than we do. Moreover, federal deregulation of the industry allows competitors to rapidly enter our markets and to quickly discount and restructure fares. The airline industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats.

        Generally, the airline industry is highly sensitive to general economic conditions, in large part due to the discretionary nature of a substantial percentage of both business and pleasure travel. In the past, many airlines have reported decreased earnings or substantial losses resulting from periods of economic recession, heavy fare discounting and other factors. Economic downturns combined with competitive pressures have contributed to a number of bankruptcies and liquidations among major and regional carriers. The effect of economic downturns is somewhat mitigated by our fixed-fee arrangements with respect to our flights. Nonetheless, the per passenger component in such fee structure would be affected by an economic downturn. In addition, if our major airline code-share partners experience longer-term decline in passenger load or are injured by low ticket prices or high fuel prices, they will likely seek to reduce our fixed-fees or cancel a number of flights in order to reduce their costs.

Government Regulation

        All interstate air carriers are subject to regulation by the Department of Transportation, referred to as the DOT, the FAA and certain other governmental agencies. Regulations promulgated by the DOT primarily relate to economic aspects of air service. The FAA requires operating, air worthiness and other certificates; approval of personnel who may engage in flight maintenance or operations activities; record keeping procedures in accordance with FAA requirements; and FAA approval of flight training and retraining programs. Generally, governmental agencies enforce their regulations through, among other mechanisms, certifications, which are necessary for our continued operations, and proceedings, which can result in civil or criminal penalties or revocation of operating authority. The FAA can also issue maintenance directives and other mandatory orders relating to, among other things, grounding of aircraft, inspection of aircraft, installation of new safety-related items and the mandatory removal and replacement of aircraft parts that have failed or may fail in the future.

        We believe that we are operating in material compliance with FAA regulations and hold all necessary operating and air worthiness certificates and licenses. We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. Our flight operations, maintenance programs, record keeping and training programs are conducted under FAA-approved procedures.

        The DOT allows local airport authorities to implement procedures designed to abate special noise problems, provided such procedures do not unreasonably interfere with interstate or foreign commerce or the national transportation system. Certain airports, including the major airports at Boston, Washington, D.C., Chicago, Los Angeles, San Diego, Orange County (California) and San Francisco, have established airport restrictions to limit noise, including restrictions on aircraft types to be used and limits on the number of hourly or daily operations or the time of such operations. In some instances, these restrictions have caused curtailments in services or increases in operating costs, and such restrictions could limit our ability to commence or expand our operations at affected airports. Local authorities at other airports are considering adopting similar noise regulations.

        Pursuant to law and the regulations of the DOT, we must be effectively controlled by United States citizens. In this regard, our President and at least two-thirds of our Board of Directors must be United States citizens and not more than 25% of our voting stock may be owned or controlled by foreign nationals (although subject to DOT approval the percent of foreign economic ownership may be as high as 49%).

Environmental Proceedings

        We are subject to various federal, state, local and foreign laws relating to the protection of the environment, including discharge or disposal of materials and chemicals and the regulation of aircraft noise, which laws are administered by numerous state and federal agencies. We are and may from time to time become involved in environmental matters, including the investigation and/or remediation of environmental conditions at properties used or previously used by us. We are not, however, currently subject to any environmental cleanup orders imposed by regulatory authorities, nor do we have any active investigations or remediations at this time.

Insurance

        We maintain insurance policies that we believe are of types customary in the industry and in amounts we believe are adequate to protect us against material loss. The policies principally provide coverage for public liability, passenger liability, baggage and cargo liability, property damage, including coverages for loss or damage to our flight equipment, and workers' compensation insurance. There is no assurance, however, that the amount of insurance we carry will be sufficient to protect us from material loss. Each of our code-share agreements requires us to maintain specified types and amounts of insurance.

Legal Proceedings

        We are subject to certain legal and administrative actions which we consider routine to our business activities. As of March 31, 2004, we believe that the ultimate outcome of any pending legal matters will not have a material adverse effect on our financial position, liquidity or results of operations.

MANAGEMENT

Executive Officers, Directors and Key Employees

        The following table sets forth information regarding our current executive officers, directors and key employees as of March 31, 2004:

Name	Age	Position
Bryan K. Bedford	42	Chairman of the Board, President and Chief Executive Officer
Robert H. Cooper	44	Executive Vice President, Chief Financial Officer, Treasurer and Secretary
Wayne C. Heller	45	Executive Vice President—Chief Operating Officer of Chautauqua
Arthur H. Amron	47	Director
Lawrence J. Cohen	48	Director
Charles E. Davidson	51	Director
Joseph M. Jacobs	51	Director
Douglas J. Lambert	46	Director
Mark E. Landesman	43	Director
Jay L. Maymudes	43	Director
Mark L. Plaumann	48	Director

        Bryan K. Bedford joined us in July 1999 as our president and chief executive officer and a member of our board of directors and became chairman of the board in August 2001. From July 1995 through July 1999, Mr. Bedford was the president and chief executive officer and a director of Mesaba Holdings, Inc., a publicly-owned regional airline. He has over 15 years of experience in the regional airline industry, and was named regional airline executive of the year in 1998 by Commuter and Regional Airline News. Mr. Bedford is a licensed pilot and a certified public accountant. He also served as the 1998 Chairman of the Regional Airline Association.

        Robert H. Cooper joined us in August 1999 as vice president and chief financial officer. In February 2002, he became executive vice president, chief financial officer, treasurer and secretary and assumed responsibility for all purchasing and material control. He was previously employed with Mesaba Holdings, Inc. from September 1995 through August 1999 as its vice president, chief financial officer and treasurer. Mr. Cooper is a certified public accountant. He has over 11 years experience in the regional airline industry. He has responsibility for financial accounting, treasury, public reporting, investor relations, human resources, information technology, purchasing and material control.

        Wayne C. Heller joined Chautauqua in August 1999 as Vice President—Flight Operations with responsibility for flight crew supervision, system control, flight safety and flight quality standards. In February 2002, he became Executive Vice President and Chief Operating Officer of Chautauqua, and assumed responsibility for all aircraft maintenance, records and engineering. From April 1996 until August 1999 he was employed by Mesaba Airlines, Inc., as its Director of System Operations Control. He is a licensed pilot and a licensed dispatcher and has over 24 years of regional airline experience in operations.

        Arthur H. Amron became a director in August 2001. Mr. Amron joined Wexford Capital LLC in 1994, became a Principal in 1999 and serves as Wexford's General Counsel. From 1991 to 1994, he was an associate at Schulte Roth & Zabel, LLP and from 1984 to 1991, he was an associate at Debevoise & Plimpton LLP. Mr. Amron is a director of several privately-held companies in which Wexford Capital has an investment. Mr. Amron served as a member of the board of directors of Frontier Airlines, Inc. from 1997 through 1999.

        Lawrence J. Cohen has been a director since June 2002. He is the owner and Chairman of Pembroke Companies, Inc., an investment and management firm that he founded in 1991. The firm makes investments in and provides strategic management services to real estate and specialty finance related companies. From 1989 to 1991, Mr. Cohen worked at Bear Stearns & Co. where he attained the position of Managing Director. From 1983 to 1989, Mr. Cohen served as first Vice President in the Real Estate Group of Integrated Resources, Inc. From 1980 to 1983, Mr. Cohen was an associate at the law firm of Proskauer Rose Goetz & Mendelsohn. Mr. Cohen is a member of the bar in both New York and Florida.

        Charles E. Davidson has been a director since May 1998, and served as Chairman of the Board from May 1998 to August 2001. He co-founded Wexford Capital LLC in 1994 and serves as its Chairman. From 1984 to 1994, Mr. Davidson was a General Partner of Steinhardt Partners, L.P. From 1977 to 1984, he was employed by Goldman Sachs & Co. where he was the head of domestic corporate bond trading and proprietary trading. Mr. Davidson is a director of several privately-held companies in which Wexford Capital has an investment.

        Joseph M. Jacobs has been a director since May 1998, and served as Vice-Chairman of the Board from May 1998 to August 2001. He co-founded Wexford Capital LLC in 1994 and serves as its President. From 1982 to 1994, Mr. Jacobs was employed by Bear Stearns & Co., Inc. where he attained the position of Senior Managing Director. From 1979 to 1982, he was employed as a commercial lending officer at Citibank, N.A. Mr. Jacobs is a director of several privately-held companies in which Wexford Capital has an investment.

        Douglas J. Lambert has been a director since August 2001. He is presently a Senior Director in the Debtor Advisory and Crisis Management Group of Alvarez & Marsal Inc. From 1994 to 2003, Mr. Lambert was a Senior Vice President of Wexford Capital LLC. From 1983 to 1994, Mr. Lambert held various financial positions with Integrated Resources, Inc.'s Equipment Leasing Group, including Treasurer and Chief Financial Officer. He is a certified public accountant.

        Mark E. Landesman has been a director since June 2002. Mr. Landesman is President of ML Management Associates, Inc., an entertainment business management firm, which he founded in 1988. The firm is responsible for the financial affairs for numerous entertainment industry clients. Mr. Landesman is a member of the Media Entertainment Roundtable Committee and he is a Certified Public Accountant.

        Jay L. Maymudes has been a director since May 1998. He joined Wexford Capital LLC in 1994, became a Principal in 1997 and serves as Wexford's Chief Financial Officer. From 1988 to 1994, Mr. Maymudes was the Chief Financial Officer of Dusco, Inc., a real estate investment advisory firm which managed publicly-traded and privately-held real estate investment trusts. He is a certified public accountant. Mr. Maymudes is a director of several privately-held companies in which Wexford Capital has an investment.

        Mark L. Plaumann has been a director since June 2002. He is presently a Managing-Member of Greyhawke Capital Advisors LLC, which he co-founded in 1998. From 1995 to 1998, Mr. Plaumann was a Senior Vice President of Wexford Capital LLC. From 1990 to 1995, Mr. Plaumann was employed by Alvarez & Marsal, Inc. as a Managing Director. From 1985 to 1990, Mr. Plaumann worked for American Healthcare Management, Inc., where he attained the position of President. From 1974 to 1985, Mr. Plaumann worked in both the audit and consulting divisions of Ernst & Young, where he attained the position of Senior Manager.

Committees of the Board of Directors

        We have established an executive committee and a compensation committee and plan to establish an audit committee upon the consummation of this offering. Our executive committee acts in respect of matters delegated to it by the full board of directors. The executive committee consists of Messrs.

Jacobs, Maymudes and Bedford. Our compensation committee reviews and recommends to the board of directors the salaries and benefits for all employees, consultants, directors and other individuals compensated by us. The compensation committee also administers our stock option and other employee benefit plans. The compensation committee consists of Messrs. Maymudes, Plaumann and Cohen. The audit committee will review our internal accounting procedures and will consider and report to the board of directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of our independent auditors. Our audit committee will consist of Messrs. Cohen, Plaumann and Landesman.

Director Compensation

        We will pay each of our non-employee directors an annual fee of $10,000 for each fiscal year in which they serve as a director. In addition, each non-employee director will receive an additional fee of $2,500 per year for each committee on which each director serves (as well as an additional annual fee of $2,500 per year for each committee chairmanship held by each director). Each non-employee director will automatically be granted options to purchase 10,000 shares of our common stock under our 2002 Equity Incentive Plan on the day prior to the commencement of the initial public offering of our common stock at an exercise price equal to the initial public offering price. Each director who first becomes a non-employee director after the initial public offering of our common stock will automatically be granted options to purchase 10,000 shares of our common stock under our 2002 Equity Incentive Plan on the first trading day following his or her commencement of service as a non-employee director. In each subsequent year, in conjunction with the annual meeting, each non-employee director will generally be granted options to purchase 2,500 shares of our common stock under our 2002 Equity Incentive Plan (for a description of the terms and conditions of the options granted to our non-employee directors, see "Non-Employee Stock Options" below).

The Board of Directors

        We currently have nine members on our board of directors. Each of our directors holds office until his or her successor is duly elected and qualified or until his or her resignation or removal, if earlier, as provided in our by-laws. No family relationship exists among any of the directors or executive officers.

Executive Compensation

        The following table sets forth certain summary information with respect to compensation we paid in 2003 to our Chief Executive Officer and our other executive officers as of December 31, 2003.

Name and position	Salary	Bonus	All Other Compensation(1)
Bryan K. Bedford Chairman of the Board, President and Chief Executive Officer	$324,308	$360,000	$4,000
Robert H. Cooper Executive Vice President, Chief Financial Officer, Treasurer and Secretary	175,000	250,000	3,750
Wayne C. Heller Executive Vice President and Chief Operating Officer of Chautauqua	140,000	225,000	3,500

(1)
Consists of matching payments made under our 401(k) plan.

Aggregated Option Values as of December 31, 2003

        The executive officers named in the summary compensation table did not exercise any stock options during the year ended December 31, 2003. The following table sets forth information concerning the year-end number and value of unexercised options with respect to our named executive officers. There was no public trading market for our common stock as of December 31, 2003. Accordingly, the values set forth below have been calculated on the basis of the initial public offering price of $13.00 per share less the applicable exercise price per share, multiplied by the number of shares underlying the options.

	Number of Securities Underlying Unexercised Options At Fiscal Year-End		Value of Unexercised In-The-Money Options At Fiscal Year-End
	Unexercisable	Exercisable	Unexercisable	Exercisable
Bryan K. Bedford	0	1,200,000	$0	$13,500,000
Robert H. Cooper	0	300,000	0	3,375,000
Wayne C. Heller	0	200,000	0	2,250,000

        In April 2004, Messrs. Bedford, Cooper and Heller exercised options for 300,000, 75,000 and 75,000 shares, respectively.

Option Grants

        No stock options were granted for the year ended December 31, 2003, to any of Messrs. Bedford, Cooper or Heller.

Employment Agreements

        We entered into an employment agreement with Mr. Bedford in July 2003. Mr. Bedford's current annual salary is $340,000 and his annual deferred compensation payment is $170,000, throughout the term of the new agreement. In addition, Mr. Bedford is eligible for an annual bonus in such amount as our board of directors may determine in its discretion. The new agreement expires in June 2005, provided that either party may terminate the agreement by providing the other party notice 30 days prior to termination. If we terminate Mr. Bedford's employment without "cause" within the meaning of the new employment agreement, or if Mr. Bedford terminates his employment for "cause," within the meaning of the new employment agreement, he will be entitled to receive $680,000, unless the new agreement has less than 24 months remaining in its term. In that situation, Mr. Bedford's severance payment will be prorated for the remainder of the term, but in no event will it be less than $170,000. Additionally, Mr. Bedford will be precluded from competing with us for a period of 12 months following the expiration or any termination of this new employment agreement.

        We entered into an employment agreement with Mr. Cooper in August 2003. Mr. Cooper's current annual salary is $175,000 and his annual deferred compensation payment is $70,000, throughout the term of the new agreement. In addition, Mr. Cooper is eligible for an annual bonus in such amount as our board of directors may determine in its discretion. The agreement expires in July 2005, provided that either party may terminate the agreement by providing the other party notice 30 days prior to termination. If we terminate Mr. Cooper's employment without "cause" within the meaning of the new employment agreement, or if Mr. Cooper terminates his employment for "cause," within the meaning of the new employment agreement, he will be entitled to receive $175,000. The severance payment will be prorated if the remaining term of the agreement is less than 12 months. Additionally, Mr. Cooper will be precluded from competing with us for a period of 12 months following the expiration or any termination of his employment agreement.

        We entered into an employment agreement with Mr. Heller in August 2003. Mr. Heller's current annual salary is $170,000 and his annual deferred compensation payment is $56,000, throughout the term of the new agreement. In addition, Mr. Heller is eligible for an annual bonus in such amount as our board of directors may determine in its discretion. The agreement expires in July 2005, provided that either party may terminate the agreement by providing the other party notice 30 days prior to termination. If we terminate Mr. Heller's employment without "cause" within the meaning of the new employment agreement, or if Mr. Heller terminates his employment for "cause," within the meaning of the new employment agreement, he will be entitled to receive $140,000. The severance payment will be prorated if the remaining term of the agreement is less than 12 months. Additionally, Mr. Heller will be precluded from competing with Chautauqua or its affiliates, including us, for a period of 12 months following the expiration or any termination of his new employment agreement.

Stock Options

        To date, there are outstanding options to purchase 1,470,000 shares of our common stock. These options were granted by our board of directors to our key employees and were not granted pursuant to any established stock option plan. These options do not qualify as incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended), which we refer to as ISOs. The exercise price of these options range from $1.75 to $7.83 per share, and they vest monthly on a pro rata basis for four years, commencing on the date of grant. In conjunction with our public offering, we intend to grant 372,400 stock options to our employees and 80,000 stock options to our non-employee directors at exercise prices equal to the public offering price hereof. The employee stock options vest monthly on a pro rata basis for four years, and the director stock options vest over four years, commencing on the date of grant.

The 2002 Equity Incentive Plan

        The following is a description of the material terms of our 2002 Equity Incentive Plan, which will become effective prior to the commencement of this offering. You should, however, refer to the exhibits that are a part of the registration statement for a copy of the 2002 Equity Incentive Plan.

        Type of Awards.    The 2002 Equity Incentive Plan provides for grants of options to purchase shares of our common stock, including options intended to qualify as ISOs, and options which do not qualify as ISOs, which we refer to as NQSOs, restricted shares of our common stock, restricted stock units, the value of which is tied to shares of our common stock and other equity-based awards related to our common stock, including unrestricted shares of our common stock, stock appreciation rights and dividend equivalents. In addition, non-employee directors shall receive automatic grants of NQSOs.

        Available Shares.    A maximum of 2,180,000 shares of our common stock has been reserved for issuance, or reference purposes, under the 2002 Equity Incentive Plan, subject to adjustment upon certain changes in capitalization (as described below). New awards may be granted under the 2002 Equity Incentive Plan with respect to shares of our common stock covered by any award that terminates or expires by its terms (by cancellation or otherwise) or with respect to shares of our common stock that are withheld or surrendered to satisfy a recipient's income tax or other withholding obligations or tendered to pay the purchase price of any award.

        Eligibility.    Awards under the 2002 Equity Incentive Plan may be granted to any of our (or any of our subsidiaries' or affiliates') directors, officers or other employees, including any prospective employee, and to any of our (or any of our subsidiaries' or affiliates') advisors or consultants selected by the compensation committee of our board of directors.

        Administration.    The 2002 Equity Incentive Plan will be administered by the compensation committee of our board of directors or the board of directors. However, our board of directors may, in its sole discretion, delegate to one or more of our executive officers the authority to grant options to employees who are not officers or directors on terms specified by our board of directors. The compensation committee will have full discretion and authority to make awards under the 2002 Equity Incentive Plan, to apply and interpret the provisions of the 2002 Equity Incentive Plan and to take such other actions as may be necessary or desirable in order to carry out the provisions of the 2002 Equity Incentive Plan. The determinations of the compensation committee on all matters relating to the 2002 Equity Incentive Plan and the options, restricted stock, restricted stock units and other equity-based awards granted thereunder will be final, binding and conclusive.

        Stock Options.    The compensation committee may grant ISOs and NQSOs in such amounts and subject to such terms and conditions as it may determine. The exercise price of an option granted under the 2002 Equity Incentive Plan will not be less than the fair market value of our common stock on the date of grant. Unless sooner terminated or exercised, options will generally expire ten years from the date of grant. Payment for shares acquired upon the exercise of an option may be made in cash and/or such other form of payment as may be permitted by the compensation committee from time to time, which may include previously-owned shares of our common stock or payment pursuant to a broker's cashless exercise procedure. Except as otherwise permitted by the compensation committee, no option may be exercised more than 30 days after termination of the optionee's employment or other service or, if the optionee's service is terminated by reason of disability or death, one year after such termination. If, however, an optionee's employment is terminated for "cause" (as defined in the 2002 Equity Incentive Plan), options held by such optionee will immediately terminate.

        Restricted Stock and Restricted Stock Units.    The compensation committee may grant restricted shares of our common stock in amounts, and subject to terms and conditions (such as time vesting and/or performance-based vesting criteria) as it may determine. Generally, prior to vesting, the recipient will have the rights of a stockholder with respect to the restricted stock, subject to any restrictions and conditions as the compensation committee may include in the award agreement. The 2002 Equity Incentive Plan permits us (or one of our subsidiaries or affiliates) to make loans to recipients of restricted stock. Among other things, these loans will bear interest at a fair interest rate as determined by the compensation committee and, unless otherwise determined by the compensation committee, shall be secured by shares of our common stock having an aggregate fair market value at least equal to the principal amount of the loan. The compensation committee may grant restricted stock units, the value of which is tied to shares of our common stock, in amounts, and subject to terms and conditions, as the compensation committee may determine.

        Other Equity-Based Awards.    The compensation committee may grant other types of equity-based awards related to our common stock under the 2002 Equity Incentive Plan, including the grant of unrestricted shares of our common stock, stock appreciation rights, and dividend equivalents, in amounts and subject to terms and conditions as the compensation committee may determine. These awards may involve the transfer of actual shares of common stock or the payment in cash or otherwise of amounts based on the value of shares of our common stock.

        Non-Employee Director Stock Options.    Each non-employee director will be automatically granted options to purchase 10,000 shares of common stock on the day prior to the commencement of the initial public offering of our common stock with an exercise price equal to the initial public offering price. Each director who first becomes a non-employee director after the initial public offering of our common stock will automatically be granted options to purchase 10,000 shares of our common stock under our 2002 Equity Incentive Plan on the first trading day following his or her commencement of service as a non-employee director. In addition, each non-employee director will generally be granted an option to purchase 2,500 shares of common stock on the date of each annual meeting of stockholders at which he or she is reelected as a non-employee director. A non-employee director is any member of our board of directors who is not employed by or a consultant to us of any of our subsidiaries and includes any director who serves as one of our officers but is not paid by us for this service. The exercise price per share covered by an option granted shall be equal to the fair market value of the common stock on the date of grant. Subject to remaining in continuous service with the Company through each applicable vesting date, a director's initial option grant will become exercisable as follows: with respect to 1/24 of the shares covered thereby on the first day of each month for the first 12 months commencing after the date of the grant, and with respect to 1/48 of the shares covered thereby on the first day of each successive month for the next 24 months. Each annual option grant shall, subject to the director remaining in continuous service with the Company through each applicable vesting date, become vested with respect to 1/12 of the shares covered thereby on the first day of each month for the first 12 months commencing after the date of the grant. Upon the cessation of a non-employee director's service, such individual will generally have 180 days to exercise all options that are exercisable on the termination date. If a director's service terminates by reason of his or her death or disability, his or her beneficiary will generally have 12 months to exercise any portion of a director option that is exercisable on the date of death. Except as otherwise provided herein, if not previously exercised, each option granted shall expire on the tenth anniversary of the date of grant. Upon a change in control as defined in the 2002 Equity Incentive Plan, vesting of the options held by a non-employee director will accelerate and become fully vested.

        Adjustments Upon Changes in Capitalization.    Upon any increase, reduction, or change or exchange of the common stock for a different number or kind of shares or other securities, cash or property by reason of a reclassification, recapitalization, merger, consolidation, reorganization, stock dividend, stock split or reverse stock split, combination or exchange of shares, or any other corporate action that affects our capitalization, an equitable substitution or adjustment may be made in the aggregate number and/or kind of shares reserved for issuance (or reference purposes) under the 2002 Equity Incentive Plan, the aggregate number and/or kind of shares for which prospective awards to non-employee directors are made, the kind, number and/or exercise price of shares or other property subject to outstanding options granted under the 2002 Equity Incentive Plan, and the kind, number and/or purchase price of shares or other property subject to outstanding awards of restricted stock, restricted stock units, stock appreciation rights, dividend equivalents and other equity-based awards granted under the 2002 Equity Incentive Plan, as may be determined by the compensation committee, in its sole discretion. The compensation committee may provide, in its sole discretion, for the cancellation of any outstanding awards in exchange for payment in cash or other property of the fair market value of the shares of our common stock covered by such awards (whether or not otherwise vested or exercisable), reduced, in the case of options, by the exercise price thereof, or for no consideration in the case of awards which are not otherwise then vested or exercisable.

        Nonassignability.    Except to the extent otherwise provided in an award agreement or approved by the compensation committee, no award granted under the 2002 Equity Incentive Plan will be assignable or transferable other than by will or by the laws of descent and distribution and all awards will be exercisable during the life of a recipient only by the recipient (or in the event of incapacity, his or her guardian or legal representative).

        Amendment and Termination.    The 2002 Equity Incentive Plan may be amended or terminated at any time by our board of directors, subject, however, to stockholder approval in the case of certain material amendments if required by applicable law, such as an increase in the number of shares available under the 2002 Equity Incentive Plan or a change in the class of individuals eligible to participate in the 2002 Equity Incentive Plan.

        U.S. Federal Income Tax Consequences.    The following is a brief description of the material U.S. federal income tax consequences generally arising with respect to awards granted under the 2002 Equity Incentive Plan.

        In general, the grant of an option will have no income tax consequences to the recipient or to us. Upon the exercise of an option, other than an ISO, the recipient generally will recognize ordinary income equal to the excess of the fair market value of the shares of common stock subject to the option on the date of exercise over the exercise price for such shares (i.e., the option spread), and we generally will be entitled to a corresponding tax deduction in the same amount. Upon the sale of the shares of our common stock acquired pursuant to the exercise of an option, the recipient will recognize capital gain or loss equal to the difference between the selling price and the sum of the exercise price plus the amount of ordinary income recognized on the exercise.

        A recipient generally will not recognize ordinary income upon the exercise of an ISO (although, on exercise, the option spread is an item of tax preference income potentially subject to the alternative minimum tax) and we will not receive any deduction. If the stock acquired upon exercise of an ISO is sold or otherwise disposed of within two years from the grant date or within one year from the exercise date, then gain realized on the sale generally is treated as ordinary income to the extent of the ordinary income that would have been realized upon exercise if the option had not been an ISO, and we generally will be entitled to a corresponding deduction in the same amount. Any remaining gain is treated as capital gain.

        If the shares acquired upon the exercise of an ISO are held for at least two years from the grant date and one year from the exercise date and the recipient is employed by us at all times beginning on the grant date and ending on the date three months prior to the exercise date, then all gain or loss realized upon the sale will be capital gain or loss and we will not receive any deduction.

        In general, an individual who receives an award of restricted stock will recognize ordinary income at the time such award vests in an amount equal to the difference between the value of the vested shares and the purchase price for such shares, if any, and we generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the recipient at such time.

        The recipient of an award of restricted stock units generally will recognize ordinary income upon the issuance of the shares of common stock underlying such restricted stock units in an amount equal to the difference between the value of such shares and the purchase price for such units and/or shares, if any, and we generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the recipient at such time.

        With respect to other equity-based awards, upon the payment of cash or the issuance of shares or other property that is either not restricted as to transferability or not subject to a substantial risk of forfeiture, the participant will generally recognize ordinary income equal to the cash or the fair market value of shares or other property delivered, less any amount paid by the participant for such award. Generally, we will be entitled to a deduction in an amount equal to the ordinary income recognized by the participant.

Our 401(k) Plan

        We maintain a 401(k) Plan. The plan permits eligible employees to make voluntary, pre-tax contributions to the plan up to a specified percentage of compensation, subject to applicable tax limitations. We may make a discretionary matching contribution to the plan equal to a pre-determined percentage of an employee's voluntary, pre-tax contributions and may make an additional discretionary profit sharing contribution to the plan, subject to applicable tax limitations. Eligible employees who elect to participate in the plan are generally vested in any matching contribution after three years of service with the company. The plan is intended to be tax-qualified under Section 401(k) of the Internal Revenue Code so that contributions to the plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the plan, and so that our contributions, if any, will be deductible by us when made.

RELATED PARTY TRANSACTIONS

Arrangements with Solitair Corp.

        In July 1999, Chautauqua entered into an agreement with Solitair Corp., a wholly-owned subsidiary of Solitair Kapital AB. Solitair Kapital AB is controlled by Solitair Intressenter AB, a wholly-owned subsidiary of Wexford Solitair Corp. Wexford Solitair Corp. is an affiliate of WexAir LLC, our majority stockholder. Pursuant to the agreement, Chautauqua agreed to purchase Embraer regional jets from Solitair which had contracts to purchase such jets from Embraer. Solitair was required to sell the firm aircraft to Chautauqua. Through December 31, 2002, the cost to us per aircraft was equal to the purchase price paid by Solitair, including Solitair's expenses related to the purchase of the aircraft, plus up to $500,000. This amount was later decreased to $440,000 per aircraft. As of December 31, 2002, Chautauqua issued notes to Solitair totaling approximately $3,500,000 relating to these expenses. These notes were repaid in April 2003 with accrued interest.

        Subsequently, Solitair agreed to assign its option to purchase 20 aircraft from Embraer to us, and we issued a subordinated promissory note payable to Solitair in principal amount plus accrued interest equal to approximately $782,000, which amount was repaid in full in January 2003. We now have an agreement with Embraer to purchase aircraft directly from Embraer.

Transactions with Wexford Capital LLC

        In May 1998, WexAir LLC, a limited liability company formed by several investment funds managed by Wexford Capital LLC, purchased all of our outstanding capital stock, for an aggregate purchase price of $8,133,000, and loaned us $12,000,000. We used these proceeds to purchase Chautauqua for a purchase price of $20,133,000 (including expenses). The note for the Chautauqua purchase price, which currently bears interest at the annual rate of 7.5% compounded semi-annually, currently matures on June 13, 2004. In April 2004, we made a payment of $2,800,000, which payment consisted of $1,400,000 for principal and $1,400,000 for accrued interest. We intend to use a portion of the proceeds of this offering to repay the loan from WexAir LLC. See "Use of Proceeds."

        In July 1999, Imprimis Investors LLC ("Imprimis"), one of the members of our majority stockholder, loaned Chautauqua $1,000,000 for working capital purposes. In April 2000, Imprimis loaned Chautauqua an additional $1,500,000 for working capital purposes. These loans were evidenced by a note that bore interest at a rate of 7.5% per annum and were due on demand. In May 2000, Chautauqua issued to Imprimis 10.295828 shares of Chautauqua's Series A preferred stock in payment of principal and accrued interest on the note, which totaled $2,573,950. In May 2000, Chautauqua sold to Imprimis an additional six shares of Chautauqua's Series A preferred stock for an aggregate purchase price of $1,500,000. Chautauqua used the proceeds from the sale of the preferred stock for working capital. The preferred stock was redeemed in full on September 30, 2003.

        In April 2004, Chautauqua sold a demand note receivable from an affiliated company to Imprimis for approximately $2,400,000 which was equal to the net carrying value of such note.

        Employees of Wexford Capital provide certain administrative functions to us, including legal services and assistance with financing transactions. We paid Wexford Capital $132,000, $327,000 and $257,000 for these services for the years ended December 31, 2001, 2002 and 2003.

        During the fourth quarter of 2001, we decided to exit the turboprop business, return our entire fleet of Saab 340 aircraft and dispose of related inventory and equipment. New leases (between the lessor and Shuttle America) have been obtained for 21 aircraft, of which leases for three aircraft expired in January 2004. We remain liable if Shuttle America defaults with respect to the remaining leases. We recorded impairment losses and accrued aircraft return cost of $8.1, $3.8 and $10.2 million in 2001, 2002 and 2003, respectively. As of December 31, 2003, if Shuttle America defaults, we could incur additional charges of (i) up to $2.9 million through the remaining terms of the leases and (ii) up to $3.5 million relating to our guarantee of a maintenance contract. These amounts were reduced to $1.2 million and $2.3 million, respectively, as of March 31, 2004, and will be reduced to $0 and $1.1 million, respectively, as of June 30, 2004.

        Wexford Capital has advised us that following the closing of the offering it and the investment funds it manages will not enter into any transaction with us unless the transaction is approved by the disinterested members of our board of directors.

        Our by-laws provide that any interested party transaction involving Wexford Capital, any of its affiliates and us, shall be approved by a majority of our directors not otherwise affiliated with Wexford Capital or any of its affiliates.

PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of our common stock as of the date of this prospectus for:

  •
  each person who is known by us to be the beneficial owner of more than 5% of our common stock;

  •
  each executive officer named in the summary compensation table;

  •
  each of our directors; and

  •
  all directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse.

		Percent Beneficially Owned(1)
Name and Address	Shares Beneficially Owned Prior to Offering	Before Offering	After Offering
WexAir LLC(2)	20,000,000	76.3%	64.1%
Bryan K. Bedford(3)	1,200,000	4.7%	3.9%
Robert H. Cooper(4)	300,000	1.2%	1.0%
Wayne C. Heller(5)	200,000	*	*
Arthur H. Amron(6)	833	*	*
Charles E. Davidson(6)	20,000,833	76.3%	64.1%
Joseph M. Jacobs(6)	20,000,833	76.3%	64.1%
Douglas J. Lambert(7)	833	*	*
Jay L. Maymudes(6)	833	*	*
Lawrence J. Cohen(8)	833	*	*
Mark E. Landesman(9)	833	*	*
Mark L. Plaumann(10)	833	*	*
All directors and executive officers as a group (11 persons)(11)	21,706,664	82.8%	69.6%
Delta Air Lines, Inc.(12)	4,500,000	17.2%	14.4%

*
Less than 1%.

(1)
For purposes of this table, information as to the shares of common stock assumes, in the case of the column "After Offering," that the underwriters' overallotment option is not exercised. In addition, a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock when such person or persons have the right to acquire them within 60 days after the date of this prospectus. For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons have the right to acquire within 60 days after the date of this prospectus is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. A portion of the overallotment option (691,244 shares) is granted to the underwriters by WexAir LLC. If the overallotment option is exercised in full by the underwriters, the percent of our common stock beneficially owned by WexAir LLC and individuals who may be deemed to be a beneficial owner of our common stock will be 61.9%. WexAir LLC may be deemed to be an underwriter with regard to these shares.

(2)
The address of this entity is: Wexford Plaza, 411 West Putnam Avenue, Greenwich, Connecticut 06830. If the underwriters exercise their overallotment option in full, the percent beneficially owned after the offering will be 61.9%.

(3)
Includes 900,000 shares subject to stock options. A portion of the overallotment option is granted to the underwriters by Mr. Bedford. If the overallotment option is exercised in full by the underwriters, the percent of our common stock beneficially owned by Mr. Bedford will continue to be 3.9%.

(4)
Includes 225,000 shares subject to stock options. A portion of the overallotment option is granted to the underwriters by Mr. Cooper. If the overallotment option is exercised in full by the underwriters, the percent of our common stock beneficially owned by Mr. Cooper will continue to be 1.0%.

(5)
Includes 125,000 shares subject to stock options. A portion of the overallotment option is granted to the underwriters by Mr. Heller.

(6)
Messrs. Davidson and Jacobs may be deemed to be the beneficial owner of the shares of our common stock owned by WexAir LLC by virtue of being a managing member or general partner of WexAir LLC or each of the members of WexAir LLC. Each of Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares owned by WexAir LLC except to the extent of his interest in such shares through his interest in each member of WexAir LLC. Also includes 833 shares subject to stock options.

(7)
Consists of shares subject to stock options. The address of Mr. Lambert is c/o Alvarez & Marsal Inc, 101 East 52nd Street, New York, NY 10022.

(8)
Consists of shares subject to stock options. The address for Mr. Cohen is: c/o Pembroke Companies, Inc., 70 East 55th Street, 7th Floor, New York, New York 10022.

(9)
Consists of shares subject to stock options. The address for Mr. Landesman is: c/o ML Management Associates, Inc., 125 W. 55th Street, 8th Floor, New York, New York 10019.

(10)
Consists of shares subject to stock options. The address for Mr. Plaumann is: 350 Bedford Street, Suite 307, Stamford, CT 06901.

(11)
Includes 1,256,664 shares subject to stock options.

(12)
Consists of 4,500,000 shares subject to warrants exercisable within 60 days after the date of this prospectus. Delta also has the right to purchase up to 5% of our common stock offered hereby, which it has waived.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 75,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value $.001 per share.

        Of the authorized shares of common stock, 5,000,000 shares are being offered hereby. No shares of our preferred stock will be outstanding.

Common Stock

  Voting

        The holders of common stock are entitled to one vote per share. Voting rights of non-U.S. citizens are limited as described under "—Limitation on Voting by Foreign Owners." Common stockholders do not have the right to cumulate their votes in the election of directors. Accordingly, a plurality of the votes cast in any election of directors may elect all of the directors standing for election. As a result, as long as WexAir LLC owns a majority of our common stock, it will control all matters put to a vote of stockholders, including the election of directors and the sale of Republic Airways. See "Risk Factors—We will be controlled by Wexford Capital as long as they own or control a majority of our common stock, and they may make decisions with which you disagree."

  Rights to Dividends and on Liquidation, Dissolution or Winding Up

        Common stockholders participate ratably in any dividends or distributions on the common stock. In the event of any liquidation, dissolution or winding up of our company, common stockholders are entitled to share ratably in our assets available for distribution to the stockholders, subject to the prior rights of holders of any outstanding preferred stock.

  Limitation on Voting by Foreign Owners

        Our certificate of incorporation provides that shares of capital stock may not be voted by, or at the direction of, persons who are not citizens of the United States if the number of such shares would exceed applicable foreign ownership restrictions. Applicable restrictions currently require that no more than 25% of our voting stock be owned or controlled, directly or indirectly, by persons who are not U.S. citizens, and that our president and at least two-thirds of our directors or other managing officers be U.S. citizens. Our certificate of incorporation also gives us the right to redeem our capital stock to enable us to comply with applicable restrictions. For purposes of the certificate of incorporation, "U.S. citizen" means:

  •
  an individual who is a citizen of the United States;

  •
  a partnership each of whose partners is an individual who is a citizen of the United States; or

  •
  a corporation or association organized under the laws of the United States or a State, the District of Columbia, or a territory or possession of the United States, of which the president and at least two-thirds of the board of directors and other managing officers are citizens of the United States, and in which at least 75% of the voting interest is owned or controlled by persons that are citizens of the United States.

        In addition, the U.S. Department of Transportation has broad authority to determine on a case-by-case basis whether an air carrier is effectively owned and controlled by U.S. citizens, and has indicated that the ownership of less than 50% of an air carrier's total equity securities by non-U.S. citizens, taken alone, is not indicative of foreign control of the airline. Registration on the foreign stock record is made in chronological order based on the date we receive a written request for registration.

  Other

        No stockholder has preemptive or other rights to subscribe for additional shares of our common stock.

Registration Rights

        Our majority stockholder and Delta are entitled to registration rights under the terms of a registration rights agreement. Subject to the limitations specified in this agreement, the registration rights include the following:

        Piggyback Registration Rights. Our majority stockholder and Delta have rights to have their shares registered for resale under the Securities Act if we register any of our securities, either for our own account or for the account of other security holders, except with respect to this offering, and subject to the right of underwriters to limit the number of shares included in an underwritten offering.

        Demand Registration Rights.    Our majority stockholder and Delta have the right, at their request, to have their shares registered for resale under the Securities Act. Our majority stockholder may exercise this right 13 times and Delta may exercise this right three times.

        All holders of Registrable Securities have agreed not to exercise their registration rights, if at all, until 180 days following the effective date of this prospectus.

        We will bear all registration expenses incurred in connection with any of the above registrations. Each selling stockholder participating in any registration will pay their own underwriting discounts, selling commission and stock transfer taxes applicable to the sale of their securities.

Preferred Stock

        The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock and to designate the rights, preferences and privileges of each series of preferred stock, which may be greater than the rights attached to the common stock. It will not be possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

  •
  restricting dividends on the common stock;

  •
  diluting the voting power of the common stock;

  •
  impairing the liquidation rights of the common stock; or

  •
  delaying or preventing a change of control of our company.

Warrants

        To induce Delta to enter into the code-share agreement with us, we paid Delta a contract rights fee in the form of a warrant to purchase 1,500,000 shares of our common stock. The exercise price for the common stock that may be purchased by Delta pursuant to the warrant is $12.50 per share. The warrant is fully vested and Delta can exercise its rights until June 7, 2012. In addition, we also agreed to issue to Delta upon the closing of this offering a warrant to purchase 1,500,000 shares of our common stock, subject to reduction if, in certain instances, Delta or we eliminate aircraft from service for Delta prior to January 1, 2010. The exercise price for the common stock that may be purchased by Delta pursuant to this warrant is equal to $12.35. The warrant is fully vested and Delta can exercise its rights until the tenth anniversary of the closing of this offering. Furthermore, pursuant to our code-share agreement with Delta, we have agreed to issue to Delta upon the placement of each aircraft into service under our code-share agreement that is in excess of the original 22 aircraft (21 in service plus one spare) a warrant to purchase 60,000 shares of our common stock. The warrants will be fully vested and Delta will be able to exercise its rights under these warrants for ten years after the date upon which each warrant is issued. In accordance with this provision, on February 7, 2003 we granted Delta a warrant to purchase 720,000 shares of common stock, on October 1, 2003 we granted Delta a warrant to purchase an additional 300,000 shares of common stock and on March 10, 2004 we granted Delta a warrant to purchase an additional 480,000 shares of common stock. The February 2003 warrant is exercisable at $13.00 per share. The October 2003 warrant is exercisable at $12.35 per share. The March 2004 warrant is exercisable at $12.35 per share.

Limitation On Liability and Indemnification Matters

        Our certificate of incorporation limits the liability of our directors to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for money damages for breach of fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions; and

  •
  for any transaction from which the director derived an improper personal benefit.

        Our certificate of incorporation and by-laws also contain provisions indemnifying our directors and officers to the fullest extent permitted by Delaware law. The indemnification permitted under Delaware law is not exclusive of any other rights to which these persons may be entitled.

        In addition, we maintain directors' and officers' liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts.

Anti-Takeover Provisions

        A number of provisions under Delaware law and in our certificate of incorporation and by-laws may make it more difficult to acquire control of us. These provisions could deprive the stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of the common stock. These provisions are intended to:

  •
  enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;

  •
  discourage certain types of transactions which may involve an actual or threatened change in control of our company;

  •
  discourage certain tactics that may be used in proxy fights; and

  •
  encourage persons seeking to acquire control of our company to consult first with the board of directors to negotiate the terms of any proposed business combination or offer.

Special Meetings of Stockholders

        Our by-laws provide that special meetings of the stockholders may be called only by the chairman of our board of directors, our president, a majority of our whole board of directors or by the holders of at least 30% of our common stock.

Advance Notice Procedure for Director Nominations and Stockholder Proposals

        Our by-laws provide that adequate notice must be given to nominate candidates for election as directors or to make proposals for consideration at annual meetings of stockholders. Notice of a stockholder's intent to nominate a director or propose business to be considered by the stockholders must be delivered to our principal executive offices as follows:

  •
  nominations or other business to be brought before an annual meeting of stockholders, not less than 45 days nor more than 75 days prior to the first anniversary of the date on which we first mailed our proxy materials for the preceding year's annual meeting of stockholders; and

  •
  nominations to be brought before a special meeting of stockholders, not earlier than 90 days prior to the special meeting and not later than the later of (1) 70 days prior to the special meeting or (2) ten days following the public announcement of the special meeting.

Authorized but Unissued Shares of Common Stock

        The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Corporate Opportunities

        Under our certificate of incorporation, we have renounced any interest or expectancy in being offered any business opportunities presented to Wexford Capital or any of its affiliates from whatever source other than us. Therefore, if Wexford becomes aware of a potential transaction that may be a corporate opportunity for both Wexford or any of its affiliates and us, Wexford will have no duty to communicate or present this corporate opportunity to us and will not be liable to us or our stockholders for breach of any fiduciary duty as a stockholder by reason of the fact that Wexford pursues or acquires the corporate opportunity for itself, directs the corporate opportunity to another person or does not communicate information regarding such corporate opportunity to us. Similarly, in the event that one of our directors who is also a principal, officer or employee of Wexford acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both us and Wexford or its affiliates, that person will have no duty to communicate or present this corporate opportunity to us. We will have no duty to communicate corporate opportunities to Wexford, and nothing will prohibit us from competing against Wexford for future corporate opportunities.

Transfer Agent And Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, New York 10038.

Quotation on the Nasdaq Stock Market's National Market

        Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "RJET," subject to official notice of issuance.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no market for our common stock. Future sales in the public market of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, could adversely affect prevailing market prices and impair our ability to raise equity capital in the future.

        Rule 144 Securities.    Upon the consummation of this offering, we will have 25,450,000 shares of common stock outstanding, assuming no exercise of outstanding options. All of the shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any of the shares that are acquired by "affiliates" as that term is defined in Rule 144 under the Securities Act. The 20,450,000 shares of common stock held by WexAir and our directors and executive officers after the offering will be "restricted" securities under the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including exemptions pursuant to Rule 144 or Rule 144A under the Securities Act.

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately 250,000 shares outstanding immediately after this offering, or

  •
  the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

        Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell its shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after the offering because a greater supply of shares would be, or would be perceived to be, available for sale in the public market.

        We, our executive officers and directors, Wexford and Delta have agreed that, without the prior written consent of Merrill Lynch on behalf of the underwriters, we will not, during the period ended 180 days after the date of this prospectus, sell shares of common stock or take certain related actions, subject to limited exceptions, all as described under "Underwriting."

        The shares held by WexAir will be eligible for sale in the public market, subject to compliance with the volume restrictions described above, beginning 180 days after the date of this prospectus, or earlier to the extent Merrill Lynch consents to such sale.

        Rule 701.    In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this prospectus is entitled to resell those shares 90 days after the effective date of this prospectus in reliance on Rule 144, without having to comply with certain restrictions (including the holding period) contained in Rule 144.

        Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. It permits non-affiliates to sell their Rule 701 shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares.

        Stock Options.    Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock issued or reserved for issuance under the 2002 Equity Incentive Plan and certain stock option agreements. The registration statement will become effective automatically upon filing. As of December 31, 2003, options to purchase 1,920,000 shares of common stock were issued and outstanding, of which 1,873,000 shares have vested. In April 2004, Messrs. Bedford, Cooper and Heller exercised options for 300,000, 75,000 and 75,000 shares, respectively. Accordingly, shares registered will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180-day lock-up agreements expire.

UNDERWRITING

        Merrill Lynch, Pierce, Fenner & Smith Incorporated, Raymond James & Associates, Inc. and UBS Securities LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	2,500,000
Raymond James & Associates, Inc.	1,250,000
UBS Securities LLC	1,250,000

Total	5,000,000

        Subject to the terms and conditions in the purchase agreement, the underwriters have agreed to purchase all the shares of our common stock being sold pursuant to the purchase agreement if any of these shares of our common stock are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $.54 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

        The following table shows the public offering price, underwriting discount and the proceeds before expenses to us.

	Per Share	Without Option	With Option
Public offering price	$13.00	$65,000,000	$74,750,000
Underwriting discount	$.91	$4,550,000	$5,232,500
Proceeds, before expenses, to Republic Airways	$12.09	$60,450,000	$60,450,000
Proceeds, before expenses, to Selling Stockholders	$12.09	$0	$9,067,500

        The expenses of the offering, not including the underwriting discount, are estimated at $2,500,000 and are payable by us.

Overallotment Option

        Certain of our stockholders have granted an option to the underwriters to purchase up to 750,000 additional shares at the initial public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table. Our majority stockholder may be deemed an underwriter with regard to these shares.

Reserved Shares

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to 300,000 shares offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. These shares will not be subject to a lock-up agreement. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

        We, our executive officers, directors, our stockholders and Delta have agreed, with certain exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly

  •
  offer, pledge, sell or contract to sell any common stock;

  •
  sell any option or contract to purchase any common stock;

  •
  purchase any option or contract to sell any common stock;

  •
  grant any option, right or warrant for the sale of any common stock;

  •
  lend or otherwise dispose of or transfer any common stock;

  •
  request or demand that we file a registration statement related to the common stock; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

        This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Electronic Distribution

        Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Web site is not a part of this prospectus.

        UBS Investment Bank and its affiliated selected dealer, UBS Financial Services, Inc., may also engage in electronic distribution.

Quotation on the Nasdaq National Market

        Our common stock has been approved for quotation on the Nasdaq National Market, subject to official notice of issuance, under the symbol "RJET."

        Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors considered in determining the initial public offering price are

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

  •
  our financial information;

  •
  the history of, and the prospects for, our company and the industry in which we compete;

  •
  an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

  •
  the present state of our development; and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

        An active trading market for the shares of our common stock may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price. The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

        Until the distribution of the shares is completed, rules of the Securities and Exchange Commission may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

        In connection with the offering, the underwriters may make short sales of our common stock. Short sales involve the sale by the underwriters at the time of the offering of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the overallotment option. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the public offering price at which they may purchase the shares through the overallotment option.

        Naked short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

        Similar to other purchase transactions, the purchases by the underwriters to cover syndicate short positions may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than it would otherwise be in the absence of these transactions.

        The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares of our common stock in the open market to reduce the underwriter's short position or to stabilize the purchase of such shares, they may reclaim the amount of the selling commission from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares of our common stock in that it discourages resales of those shares.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus will be passed upon for us by Fulbright & Jaworski L.L.P., New York, New York. Certain legal matters related to the offering will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

        The consolidated financial statements as of December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003, included in this prospectus have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in the method of accounting for goodwill and other intangible assets as discussed in Note 2 to the consolidated financial statements), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the Commission a registration statement on Form S-1, which includes amendments, exhibits, schedules and supplements, under the Securities Act and the rules and regulations under the Securities Act, for the registration of the common stock offered by this prospectus. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted from this prospectus as permitted by the rules and regulations of the Commission. For further information about us and the common stock offered by this prospectus, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contracts or other document referred to in this prospectus are not necessarily complete and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is now made. The registration statement can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at other public reference facilities maintained by the Commission. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, the registration statement is publicly available through the Commission's site on the Internet's World Wide Web, located at: http://www.sec.gov.

        After the offering, we will be subject to the full informational requirements of the Securities Exchange Act. To comply with these requirements, we will file periodic reports, proxy statements and other information with the Commission.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPUBLIC AIRWAYS HOLDINGS INC.

Page
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2002 and 2003 and (unaudited) March 31, 2004	F-3
Consolidated Statements of Income for the years ended December 31, 2001, 2002 and 2003 and for the (unaudited) three months ended March 31, 2003 and 2004	F-4
Consolidated Statements of Stockholder's Equity for the years ended December 31, 2001, 2002 and 2003 and for the (unaudited) three months ended March 31, 2004	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003 and for the (unaudited) three months ended March 31, 2003 and 2004	F-6
Notes to the Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Republic Airways Holdings Inc.

        We have audited the accompanying consolidated balance sheets of Republic Airways Holdings Inc. and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Republic Airways Holdings Inc. and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets.

Deloitte & Touche LLP
Indianapolis, Indiana
March 2, 2004

REPUBLIC AIRWAYS HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2003 AND (UNAUDITED) MARCH 31, 2004
(In thousands, except share and per share amounts)

	2002	2003	2004
			(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$3,399	$21,535	$1,174
Receivables—net of allowance for doubtful accounts of $2,231, $819, and (unaudited) $802, respectively	5,586	10,574	8,947
Inventories	8,397	10,937	12,256
Aircraft and other equipment held for sale	1,765	700	650
Prepaid expenses and other current assets	4,048	3,180	4,723
Restricted cash	1,203	1,205	4,734
Deferred income taxes	8,191	10,633	9,668

Total current assets	32,589	58,764	42,152
Aircraft and other equipment—net	298,536	547,717	542,467
Other assets	45,741	42,105	80,453
Goodwill	13,335	13,335	13,335

Total	$390,201	$661,921	$678,407

LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities:
Current portion of long-term debt	$31,676	$24,667	$24,627
Subordinated notes payable to affiliates	23,182	20,392	20,392
Accounts payable	9,977	7,061	9,188
Accounts payable—affiliated company		1,013	1,009
Accrued liabilities	29,387	43,288	47,119

Total current liabilities	94,222	96,421	102,335
Long-term debt—less current portion	223,723	437,608	432,373
Deferred credits	18,908	19,542	19,167
Deferred income taxes	18,113	42,595	47,875

Total liabilities	354,966	596,166	601,750
Commitments and contingencies
Redeemable preferred stock of subsidiary at redemption value	5,160
Stockholder's Equity:
Preferred stock, $.001 par value; 5,000,000 shares authorized; no shares issued or outstanding
Common stock, $.001 par value; one vote per share; 75,000,000 shares authorized; 20,000,000 shares issued and outstanding	20	20	20
Additional paid-in capital	8,056	8,270	8,324
Warrants	3,480	5,067	5,979
Accumulated earnings	18,519	52,398	62,334

Total stockholder's equity	30,075	65,755	76,657

Total	$390,201	$661,921	$678,407

See accompanying notes to consolidated financial statements.

REPUBLIC AIRWAYS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 AND FOR THE
(UNAUDITED) THREE MONTHS ENDED MARCH 31, 2003 AND 2004
(In thousands, except per share amounts)

	2001	2002	2003	2003	2004
				(unaudited)
OPERATING REVENUES:
Passenger	$236,843	$312,757	$408,892	$91,675	$115,677
Contract termination fee			6,000
Other	1,801	2,705	6,223	2,004	3,520

Total operating revenues	238,644	315,462	421,115	93,679	119,197

OPERATING EXPENSES:
Wages and benefits	45,107	52,542	76,428	15,331	23,723
Aircraft fuel	39,042	57,416	76,030	18,824	22,574
Passenger fees and commissions	11,065	1,958
Landing fees	7,091	11,115	16,128	3,368	4,644
Aircraft and engine rent	46,160	56,165	59,319	14,642	15,971
Maintenance and repair	34,069	34,594	42,151	9,149	12,397
Insurance and taxes	5,710	15,465	11,680	2,802	2,576
Depreciation and amortization	7,783	11,768	23,439	4,629	7,111
Impairment loss and accrued aircraft return costs	8,100	3,800	10,160	700
Other	26,710	30,309	27,962	5,527	7,548
Stabilization Act (compensation) expense	(7,640)	154

Total operating expenses	223,197	275,286	343,297	74,972	96,544

OPERATING INCOME	15,447	40,176	77,818	18,707	22,653

OTHER INCOME (EXPENSE):
Interest expense:
Non-related party	(4,283)	(10,089)	(20,446)	(3,845)	(5,862)
Related party	(1,944)	(1,955)	(1,606)	(429)	(397)
Other income:
Non-related party	1,607	382	274	135	76
Related party		144	286		90

Total other income (expense)	(4,620)	(11,518)	(21,492)	(4,139)	(6,093)

INCOME BEFORE INCOME TAXES	10,827	28,658	56,326	14,568	16,560
INCOME TAX EXPENSE	4,760	11,655	22,277	5,827	6,624

NET INCOME	6,067	17,003	34,049	8,741	9,936
Preferred stock dividends	(418)	(413)	(170)	(90)

Net income available for common stockholder	$5,649	$16,590	$33,879	$8,651	$9,936

Basic net income available for common stockholder per share	$0.28	$0.83	$1.69	$0.43	$0.50

Diluted net income available for common stockholder per share	$0.27	$0.80	$1.63	$0.42	$0.48

See accompanying notes to consolidated financial statements.

REPUBLIC AIRWAYS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 AND FOR THE
(UNAUDITED) THREE MONTHS ENDED MARCH 31, 2004
(In thousands)

	Comprehensive Income	Common Stock	Additional Paid-in Capital	Warrants	Accumulated Other Comprehensive Income	Accumulated Earnings (Deficit)	Total
Balance at January 1, 2001		$20	$7,858			$(3,825)	$4,053
Stock compensation expense			90				90
Dividends on redeemable preferred stock of subsidiary			(105)			(313)	(418)
Net income	$6,067					6,067	6,067
Other comprehensive income:
SFAS No. 133 transition adjustment—net of tax	248				$248		248
Realization of deferred amounts—net of tax	(248)				(248)		(248)

Comprehensive income	$6,067

Balance at December 31, 2001		20	7,843		—	1,929	9,792
Stock compensation expense			213				213
Dividends on redeemable preferred stock of subsidiary						(413)	(413)
Warrants issued				$3,480			3,480
Net income	$17,003					17,003	17,003

Comprehensive income	$17,003

Balance at December 31, 2002		20	8,056	3,480	—	18,519	30,075
Stock compensation expense			214				214
Dividends on redeemable preferred stock of subsidiary						(170)	(170)
Warrants issued				1,587			1,587
Net income	$34,049					34,049	34,049

Comprehensive income	$34,049

Balance at December 31, 2003		20	8,270	5,067	—	52,398	65,755
Stock compensation expense (unaudited)			54				54
Warrants issued (unaudited)				912			912
Net income (unaudited)	$9,936					9,936	9,936

Comprehensive income (unaudited)	$9,936

Balance at March 31, 2004 (unaudited)		$20	$8,324	$5,979	$—	$62,334	$76,657

See accompanying notes to consolidated financial statements.

REPUBLIC AIRWAYS HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 AND FOR THE
(UNAUDITED) THREE MONTHS ENDED MARCH 31, 2003 AND 2004
(In thousands)

	2001	2002	2003	2003	2004
				(unaudited)
OPERATING ACTIVITIES:
Net income	$6,067	$17,003	$34,049	$8,741	$9,936
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	7,783	11,768	23,439	4,629	7,111
Warrant amortization		9	359	26	128
(Gain) loss on aircraft and other equipment disposals	(460)	67	865	78	92
Impairment loss and accrued aircraft return costs	8,100	3,800	10,160	700
Allowance for note receivable from affiliate		4,900	2,113
Amortization of deferred credits	(889)	(1,132)	(1,249)	(311)	(321)
Unrealized loss on fuel swaps	202
Stock compensation expense	90	213	214	54	54
Deferred income taxes	(1,899)	16,140	22,040	5,452	6,245
Changes in certain assets and liabilities:
Receivables	896	1,654	(4,952)	(1,158)	1,627
Inventories	579	698	(367)	84	(1,212)
Prepaid expenses and other current assets	(368)	(985)	868	(789)	(1,543)
Accounts payable	1,490	933	(1,903)	(3,620)	2,123
Accrued liabilities	10,826	(1,479)	9,325	5,444	3,831
Other assets	(9,461)	(2,732)	(1,900)	(178)	(780)

Net cash from operating activities	22,956	50,857	93,061	19,152	27,291

INVESTING ACTIVITIES:
Purchase of aircraft and other equipment	(28,879)	(24,375)	(36,831)	(12,333)	(1,743)
Proceeds from sale of spare aircraft equipment	16,189	5,219	826	18
Aircraft deposits and other		(13,823)	5,562	1,988	(36,900)

Net cash from investing activities	(12,690)	(32,979)	(30,443)	(10,327)	(38,643)

FINANCING ACTIVITIES:
Revolving credit facility—net	(2,227)	(7,044)		4,000
Payments on long-term debt	(7,857)	(7,101)	(39,116)	(7,035)	(5,275)
Proceeds from long-term debt	1,850	2,119
Payments on redemption of redeemable preferred stock of subsidiary			(5,370)	(1,200)
Change in deferred credits	1,400	51	1,329
Payments of debt issue costs		(3,918)	(1,965)	(459)	(316)
Other	(549)	(1,858)	640	(3,430)	(3,418)

Net cash from financing activities	(7,383)	(17,751)	(44,482)	(8,124)	(9,009)

Net changes in cash and cash equivalents	2,883	127	18,136	701	(20,361)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	389	3,272	3,399	3,399	21,535

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$3,272	$3,399	$21,535	$4,100	$1,174

See accompanying notes to consolidated financial statements.

REPUBLIC AIRWAYS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2001, 2002 and 2003 and the (unaudited)
three months ended March 31, 2003 and 2004
Dollars in thousands, except share and per share amounts

        The unaudited consolidated financial statements of Republic Airways Holdings Inc. (the "Company") as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 included herein have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the following disclosures are adequate to make the information presented not misleading. These unaudited consolidated financial statements reflect all adjustments that, in the opinion of management, are necessary to present fairly the results of operations for the interim periods presented. All adjustments are of a normal recurring nature, unless otherwise disclosed. The results of operations for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

1.    ORGANIZATION & BUSINESS

        Republic Airways Holdings Inc. (the "Company" or "Republic") is an airline holding company wholly-owned by WexAir LLC ("Parent"). The Company was incorporated in the state of Delaware in 1996 and acquired all of the common stock of Chautauqua Airlines, Inc. ("Chautauqua") in May 1998. The Company incorporated Republic Airline Inc. ("Republic Airline"), previously Republic Airways Inc., in November 1999. Republic Airline had no substantial activity as of December 31, 2003 and is a wholly-owned subsidiary of the Company.

        Chautauqua operates as an air carrier providing scheduled passenger and air freight service as US Airways Express, AmericanConnection and Delta Connection under code-share agreements with US Airways, Inc. ("US Airways"), AMR Corporation ("American") and Delta Air Lines, Inc. ("Delta"), respectively. Chautauqua has an agreement with US Airways and offers passenger and air freight service from US Airways' hub airports in Philadelphia and Pittsburgh, Pennsylvania, Indianapolis, Indiana, Boston, Massachusetts, New York, New York (LaGuardia) and Washington, D.C. Under the agreement with American, Chautauqua offers passenger and air freight service from American's hub airport in St. Louis, Missouri. The agreement with Delta offers passenger and air freight service from Delta's hub airports in Orlando, Florida and Dallas, Texas. As of December 31, 2003, Chautauqua operates an all jet fleet, but owns two turboprops which were taken out of service and are included in aircraft and other equipment held for sale in the consolidated balance sheets.

        Under the US Airways code-share agreement, which expires in 2012, Chautauqua provides service to designated areas utilizing jet aircraft. The US Airways code-share agreement with Chautauqua, as amended, allows Chautauqua to operate thirty-five regional jets on a fixed-fee basis with reimbursement of certain pass-through costs. As of December 31, 2003, Chautauqua has thirty-four regional jets dedicated to US Airways' service.

        Chautauqua started service for American in August 2000. The code-share agreement with American, which expires in 2013, is on a fixed-fee basis with reimbursement of certain pass-through costs and allows Chautauqua to operate fifteen regional jets. The agreement may be terminated by American without cause at any time after September 30, 2008 with 180 days notice. As of December 31, 2003, Chautauqua has fifteen regional jets dedicated to American service.

        Chautauqua started jet service for Delta in November 2002. The code-share agreement with Delta, as amended, which expires in 2014, is on a fixed-fee basis with reimbursement of certain pass-through costs and provides for forty-seven aircraft to be placed into service. The agreement may be partially or completely terminated by Delta with or without cause at any time after November 2008 with 180 days notice. As of December 31, 2003, Chautauqua has thirty-four regional jets dedicated to Delta service.

        Chautauqua started jet service for America West in August 2001 and in February 2003 Chautauqua and America West agreed to terminate their code-share agreement. The code-share agreement with America West was on a fixed-fee basis with reimbursement of certain pass-through costs. Pursuant to the termination of the code-share agreement, Chautauqua and America West agreed to remove the twelve aircraft from service during April, May and June 2003 and America West paid Chautauqua a contract termination fee of $6,000 as the aircraft were taken out of service. Chautauqua amended the Delta code-share agreement on February 7, 2003 to utilize these twelve aircraft.

        In February 2004, Chautauqua and Republic Airline entered into separate code-share agreements with United Air Lines, Inc. ("United"). Chautauqua entered into a fixed-fee code-share agreement with United to operate 16 regional jets. Chautauqua is required to place the 16 aircraft into service between June and November 2004. The agreement terminates for the first group of 8 aircraft on June 30, 2014 and June 30, 2015 for the second group of 8 aircraft. The agreement may be terminated with or without cause by United upon 18 months prior written notice after December 31, 2007 for the first group of 8 aircraft and December 31, 2008 for the second group of 8 aircraft. Republic Airline entered into an agreement with United with the same terms as Chautauqua to operate 16 regional jets. Republic Airline is required to place the 16 aircraft in service for United between July 2004 and March 2005. This agreement will become effective when Republic Airline receives its operating certificate. If Republic Airline does not obtain its certificate by July 1, 2004, it must pay United an agreed upon fee for each day until it obtains its certificate. If Republic Airline does not obtain its certificate by September 1, 2004, United may terminate the Republic Airline code-share agreement or the parties may agree to extend the deadline, subject to continuing fees.

        The code-share agreements provide Chautauqua and Republic Airline with a nonexclusive license to the code-share partners' trademarks, as well as general air carrier support services, and contain provisions relating to the size and use of aircraft, insurance requirements and service requirements. Under certain code-share agreements, the code-share partners are required to provide reservation systems, ground handling and other services to Chautauqua and Republic Airline. Chautauqua and Republic Airline may receive operating performance incentives from the code-share partners based on several metrics of customer service. Chautauqua and Republic Airline may also be liable to the code-share partners for operating performance penalties if customer service metrics are less than specified minimum levels.

        Termination of the US Airways, American, Delta or United regional jet code-share agreements are likely to have a material adverse effect on the Company's financial position, results of operations and cash flows. The following sets forth the revenue and accounts receivable (as a percentage of revenue and net receivables) information for the code-share partners:

	US Airways	American	Delta	America West
Revenue for the years ended:
December 31, 2003	40%	23%	29%	8%
December 31, 2002	53	31	1	15
December 31, 2001	67	31		2
Revenue for the quarters ended (unaudited):
March 31, 2004	45	19	36
March 31, 2003	41	24	14	21
Receivables as of:
December 31, 2003	35	21	15
December 31, 2002	15	48	7	14
March 31, 2004 (unaudited)	49	25	19

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Consolidation—The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Chautauqua and Republic Airline. All significant intercompany accounts and transactions are eliminated in consolidation.

        Risk Management—On January 1, 2001, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was adopted and a gain of $248, net of tax, was recorded in other comprehensive income. During 2001, the deferred gain was realized as the fuel swap agreements matured. Fuel swaps were not designated as hedging instruments and, accordingly, were carried at fair value in prepaid expenses and other current assets or accrued liabilities with gains and losses recorded in other income. Other income for the years ended December 31, 2001 and 2002 includes gains of $1,470 and $228, respectively, for fuel swap agreements. The Company did not enter into any fuel swap agreements during the year ended December 31, 2003.

        Cash and Cash Equivalents—Cash equivalents consist of short-term, highly liquid investments with maturities of three months or less when purchased. Substantially all of the Company's cash is on hand with one bank.

  Statement of Cash Flows Supplementary Information

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
CASH PAID (REFUNDED) FOR INTEREST AND INCOME TAXES:
Interest—net of amount capitalized	$4,216	$10,438	$18,379	$1,488	$4,550
Income taxes	4,771	(3,435)	(575)	(448)	(80)
NON-CASH TRANSACTIONS:
Deferred credits	8,858	1,200	650
Conversion of accrued interest to subordinated note payable to affiliate	1,858	1,997	1,512
Preferred stock dividends declared	418	413	170	90
Aircraft, inventories, and other equipment purchased through financing arrangements	104,841	156,080	241,690	90,085
Warrants issued		3,480	1,587	1,224	912
Aircraft options purchased through financing arrangements		768
Company financed sale of assets held for sale—affiliated company		8,583

        Inventories consist primarily of spare parts and supplies, which are charged to expense as they are used in operations. Inventories are valued at average cost.

        Aircraft and Other Equipment Held for Sale are comprised of turboprop aircraft and related rotable parts (see Notes 4 and 5). The rotable parts were recorded at estimated net realizable value. Net realizable values were determined by obtaining current price quotes from an unrelated third party. The turboprop aircraft have been written down to their estimated fair value less costs to sell. Fair values are determined by obtaining current price quotes from an unrelated third party. As of December 31, 2003, assets held for sale consists of two turboprop aircraft.

        Aircraft and Other Equipment are carried at cost. Incentives received from the aircraft manufacturer are recorded as reductions to the cost of the aircraft. Depreciation for aircraft is computed on a straight-line basis to an estimated salvage value over 16.5 years, the estimated useful life of the aircraft. Depreciation for other equipment, including rotable parts, is computed on a straight-line basis over 3 to 10 years, the estimated useful lives of the other equipment. Leasehold improvements are amortized over the expected life or lease term, whichever is less. Interest related to deposits on aircraft on firm order from the manufacturer is capitalized. Chautauqua capitalized approximately $263 and $434 of interest for the years ended December 31, 2002 and 2003, respectively. Chautauqua did not have deposits on aircraft during 2001.

        Restricted Cash consists of restricted amounts for satisfying future debt and lease payments.

        Debt Issue Costs are capitalized and included in other assets and are amortized, using the effective interest method, to interest expense over the term of the related debt. Debt issue costs, net of accumulated amortization, of $3,631 and $4,957 are included in other assets in the consolidated balance sheets as of December 31, 2002 and 2003, respectively.

        Goodwill was amortized over 20 years using the straight-line method through December 31, 2001. In July 2001, SFAS No. 142, Goodwill and Other Intangible Assets, was issued and was effective for the Company on January 1, 2002. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization and an annual assessment of impairment. The carrying value of goodwill was reviewed by management based on its respective fair value on the date of adoption, January 1, 2002, and on the annual impairment assessment date thereafter. Impairments are recognized in operating results to the extent that the carrying value of goodwill exceeds its fair value. Management concluded that no asset impairment existed as of January 1, 2002, December 31, 2002 or 2003. Republic recorded goodwill amortization of $807 in 2001.

        The following sets forth a reconciliation of net income available to common stockholder and net income available for common stockholder per share information for the years ended December 31, 2001, 2002 and 2003 adjusted for the non-amortization provisions of SFAS No. 142:

	2001	2002	2003
Reported net income available to common stockholder	$5,649	$16,590	$33,879
Add back: Goodwill amortization	807

Adjusted net income available to common stockholder	$6,456	$16,590	$33,879

Basic net income available for common stockholder per share:
Reported net income available to common stockholder	$0.28	$0.83	$1.69
Add back: Goodwill amortization	0.04

Adjusted net income available to common stockholder	$0.32	$0.83	$1.69

Diluted net income available for common stockholder per share:
Reported net income available to common stockholder	$0.27	$0.80	$1.63
Add back: Goodwill amortization	0.04

Adjusted net income available to common stockholder	$0.31	$0.80	$1.63

        Long-Lived Assets—Management reviews long-lived assets for possible impairment, if there is a significant event that detrimentally affects operations. The primary financial indicator used by the Company to assess the recoverability of its long-lived assets held and used is undiscounted future cash flows from operations. The amount of impairment, if any, is measured based on estimated fair value or projected future cash flows using a discount rate reflecting the Company's average cost of funds. Certain long-lived assets held for sale are recorded at estimated fair value less costs to sell.

        Deferred Credits consist of credits for parts and training from the aircraft and engine manufacturers and deferred gains from the sale and leaseback of aircraft and spare jet engines. Deferred credits are amortized on a straight-line basis as a reduction of aircraft or engine rent expense over the term of the respective leases.

        Comprehensive Income—Republic reports comprehensive income in accordance with SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income and its components in financial statements. Comprehensive income for the year ended December 31, 2001 consists of net income and the SFAS No. 133, Accounting for Derivatives and Hedging Activities, transition adjustment and the realization of this deferred amount. There were no comprehensive income components for the years ended December 31, 2002 or 2003.

        Income Taxes—Republic accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts for existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in future years in which those temporary differences are expected to be recovered or settled. The measurement of deferred tax assets is adjusted by a valuation allowance, if necessary, to recognize the future tax benefits to the extent, based on available evidence, it is more likely than not they will be realized.

        Aircraft Maintenance and Repair is charged to expense as incurred under the direct expense method. Engines and certain airframe component overhaul and repair costs are subject to power-by-the-hour contracts with external vendors and are accrued as the aircraft are flown.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

        Revenue Recognition—Revenues are recognized in the period the service is provided. Chautauqua recognizes revenues and expenses at the contract rate for pass-through costs under the code-share agreements. Chautauqua does not have an air traffic liability.

        Warrants—Equity instruments issued to code-share partners are recorded on the measurement date as deferred charges and credits to stockholder's equity. The deferred charges for warrants issued to a code-share partner are recorded as a reduction of passenger revenue over the term of the code-share agreement.

        Stock Compensation—Republic applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for stock options. No compensation expense is recorded for stock options with exercise prices equal to or greater than the fair market value on the grant date. Warrants issued to non-employees are accounted for under SFAS No. 123, Accounting for Stock-Based Compensation, at fair value on the measurement date.

        SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123, Accounting for Stock-Based Compensation, requires disclosing the effects on net income available for common stockholder and net income available for common stockholder per share under the fair value method for all outstanding and unvested stock awards. SFAS No. 148 disclosure requirements, including the effect on net income available for common stockholder and net income available for common stockholder per share, if the fair value based method had been applied to all outstanding and unvested stock awards in each period, are as follows:

	For the years ended December 31,			For the three months ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Net income available for common stockholder, as reported	$5,649	$16,590	$33,879	$8,651	$9,936
Add: Stock-based employee compensation expense determined under the intrinsic value based method, net of tax	54	128	128	32	32
Deduct: Stock-based employee compensation expense determined under the fair value based method, net of tax	(362)	(458)	(338)	(85)	(48)

Pro forma net income available for common stockholder	$5,341	$16,260	$33,669	$8,598	$9,920

Pro forma net income available for common stockholder per share:
Basic	$0.27	$0.81	$1.68	$0.43	$0.50
Diluted	$0.26	$0.78	$1.62	$0.41	$0.47

        The fair value of options granted were estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions: no dividend yield; risk-free interest rates ranging from 4.84% to 6.70%; volatility of 50%; and an expected life of 6.5 years. The pro forma amounts are not representative of the effects on reported earnings for future years.

        Net Income Available for Common Stockholder Per Share is based on the weighted average number of shares outstanding during the period. On June 4, 2002, the board of directors declared a 200,000:1 stock split. Common stock, additional paid-in capital, and all per share amounts, number of shares and options outstanding in the consolidated financial statements have been adjusted for the stock split.

        The following is a reconciliation of the weighted average common shares for the basic and diluted per share computations:

	For the Years Ended December 31,			For the Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Weighted-average common shares outstanding for basic net income available for common stockholder per share	20,000,000	20,000,000	20,000,000	20,000,000	20,000,000
Effect of dilutive employee stock options	689,886	832,750	841,415	826,841	887,240

Adjusted weighted-average common shares outstanding and assumed conversions for diluted net income available for common stockholder per share	20,689,886	20,832,750	20,841,415	20,826,841	20,887,240

        Employee stock options and warrants of 1,620,000, 2,640,000, 2,340,000 (unaudited) and 3,000,000 (unaudited) are not included in the calculation of diluted net income available for common stockholder per share due to their anti-dilutive impact for the years ended December 31, 2002 and 2003 and for the three month periods ended March 31, 2003 and 2004, respectively.

        Segment Information—The Company has one operating segment for the scheduled transportation of passengers and air freight under code-share agreements.

        Reclassifications—Certain amounts in the 2001 and 2002 consolidated financial statements have been reclassified to be consistent with the 2003 presentation.

        New Accounting Standards—In November 2002, FASB Interpretation ("FIN") No. 45, Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107, and rescission of FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, was issued. Among other things, the interpretation elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while, the provisions of the disclosure requirements were effective for the Company for the year ended December 31, 2002. Additional disclosures were required for the Company for guarantees made by Chautauqua upon adoption of the disclosure requirements of FIN No. 45 and these additional disclosures are included in Notes 9 and 16.

        In January 2003, FIN No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB 51, was issued. The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN No. 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE to make additional disclosures. FIN No. 46 may require more enterprises to consolidate entities with which they have contractual, ownership, or other pecuniary interests that absorb a portion of that entity's expected losses or receive a portion of the entity's residual returns. In December 2003, the FASB completed deliberations of proposed modifications to FIN No. 46-R ("Revised Interpretations") resulting in multiple effective dates based on the nature as well as the creation date of the VIE. The interpretation is effective for the Company in 2004 for VIEs acquired before December 31, 2003, and effective immediately for any VIEs created after December 31, 2003 and for special-purpose entities ("SPE's") as of December 31, 2003. The Company adopted FIN 46-R during March 2004 and determined that it has no SPE's. The Company determined that it holds a significant variable interest in Shuttle America Corporation ("Shuttle America"), a VIE. The Company also determined that it is not the primary beneficiary of Shuttle America.

        In May 2003, SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 requires the redeemable preferred stock of subsidiary at redemption value to be included in liabilities in the consolidated financial statements of the Company. Because the Company paid off such redeemable preferred stock in 2003 (see Note 8) the adoption of this statement had an immaterial effect on the accompanying 2003 consolidated financial statements. Prior period consolidated financial statements were not required to be restated.

3.    AIR TRANSPORTATION SAFETY AND SYSTEM STABILIZATION ACT

        As a result of the large financial losses attributed to the terrorist attacks on the United States that occurred on September 11, 2001, the Senate and House of Representatives of the United States of America passed, and the President signed into law H.R. 2626, the Air Transportation Safety and System Stabilization Act (the "Stabilization Act"). The intent of the Stabilization Act is to preserve the continued viability of the United States air transportation system. This legislation included support to passenger airlines in the form of a $4.5 billion grant, $10 billion in loan guarantees, and assistance with increased insurance costs. The $4.5 billion grant provided assistance for direct losses incurred as a result of the temporary shut down of the air transportation system and for incremental losses incurred through December 31, 2001 as a direct result of the terrorist attacks. The loan guarantee will be made to air carriers for which credit is not reasonably available and guarantees are subject to certain conditions. The federal government is providing insurance assistance because, as a result of September 11, 2001, aviation insurers have significantly reduced the maximum amount of insurance coverage available to commercial air carriers for war-risk coverage. In addition, the insurance carriers have significantly increased the premiums for this coverage as well as for aviation insurance in general. In addition, the federal government has issued war-risk coverage to U.S. air carriers for short-term renewable periods.

        The terrorist attacks of September 11, 2001, had a significant impact on Chautauqua. Following the attacks, the air transportation system was temporarily shut down, resulting in the cancellation of flights. The cancelled flights and loss of consumer confidence in the airline industry resulted in lost revenue from these cancelled flights and lower load factors and revenue yield on flights operated. Chautauqua was also impacted because fixed costs continued during the temporary shutdown while revenues from Chautauqua's code-share partners decreased.

        In 2001 Chautauqua recorded $7,640 as a reduction of operating expenses for amounts claimed under the Stabilization Act. Chautauqua received $6,493 and $993 in 2001 and 2002, respectively. Amounts paid or payable under the Stabilization Act were subject to audit by the federal government and an expense of $154 was recorded in 2002.

4.    AIRCRAFT AND OTHER EQUIPMENT

        At December 31, 2003, Chautauqua has a fleet of eighty-five aircraft, including two 30-seat Saab 340 aircraft that are currently held for sale (see Note 16), fifty-three 50-seat Embraer 145 jet aircraft, fifteen 44-seat Embraer 140 jet aircraft, and fifteen 37-seat Embraer 135 jet aircraft. Chautauqua owns two Saab 340 aircraft, twelve Embraer 145 jet aircraft, eleven Embraer 140 jet aircraft, and fifteen Embraer 135 jet aircraft and leases the other aircraft under operating lease agreements (see Note 9). The two Saab 340 aircraft are included in aircraft and other equipment held for sale in the consolidated balance sheets.

        Aircraft and other equipment, excluding aircraft and other equipment held for sale, consist of the following as of December 31:

	2002	2003
Aircraft	$281,277	$544,198
Flight equipment	29,757	36,462
Furniture and equipment	2,212	2,152
Leasehold improvements	3,047	4,855

Total aircraft and other equipment	316,293	587,667
Less accumulated depreciation and amortization	17,757	39,950

Aircraft and other equipment—Net	$298,536	$547,717

        Aircraft and other equipment depreciation and amortization expense for the years ended December 31, 2001, 2002 and 2003 was $7,783, $11,768, and $23,439 respectively.

5.    OTHER ASSETS

        Other assets consist of the following as of December 31:

	2002	2003
Prepaid aircraft rent	$17,231	$18,847
Aircraft deposits	12,400	6,838
Demand note receivable from Shuttle America, net	5,141	2,408
Deferred warrant charge, net (see Note 17)	3,471	4,699
Debt issue costs, net	3,631	4,957
Restricted cash—lease agreement	1,500	1,500
Other	2,367	2,856

	$45,741	$42,105

        In 2002, Chautauqua received a note for the sale of Saab 340 spare engines and related parts and for advances made to Shuttle America, an affiliated company. The note from Shuttle America is due on demand, is collateralized by substantially all of the assets of Shuttle America, excluding receivables, and bears an interest rate of LIBOR plus 2.75%. In October 2003, Chautauqua stopped accruing interest on the demand note receivable. During 2002 and 2003, Chautauqua recorded an allowance for uncollectible amounts of $4,900 and $2,113, respectively, on the demand note receivable after considering the fair value of the collateral.

6.    ACCRUED LIABILITIES

        Accrued liabilities consist of the following as of December 31:

	2002	2003
Accrued wages, benefits and related taxes	$3,902	$7,565
Accrued maintenance	5,590	5,401
Accrued aircraft return costs (see Note 16)	4,443	10,592
Accrued property taxes	4,795	2,115
Accrued interest payable to non-affiliates	1,783	4,091
Accrued interest payable to affiliates	1,185	963
Accrued liabilities to code-share partners	269	4,553
Other	7,420	8,008

Total accrued liabilities	$29,387	$43,288

7.    DEBT AND NOTES PAYABLE

        Debt and notes payable consist of the following as of December 31:

	2002	2003
Revolving credit facility with Fleet Capital Corporation (the "Bank"), maximum of $15,000 available (including outstanding letters of credit), subject to 65% of the net book value of spare rotable parts and 40% of the net book value of spare non-rotable parts and inventory. Interest is payable monthly at the Bank's LIBOR rate plus spreads ranging from 2.75% to 3.0% or the Bank's base rate (which is generally equivalent to the prime rate) plus 0.75%. The weighted average interest rates for the years ended December 31, 2001, 2002 and 2003 were 6.2%, 5.1% and 4.5%, respectively. Fees are payable at 0.375% on the unused revolver amount. Subsequent to December 31, 2003, the Company amended its agreement which increased the credit facility to a maximum of $25,000 (less the aggregate principal balances of the term loan and all equipment loans). The amended credit facility expires on March 31, 2006 and is collateralized by all of Chautauqua's assets, excluding the owned aircraft and engines.
Term loans with the Bank due March 2005 or upon termination of the Bank credit facility, with monthly principal payments of $89, and interest payable monthly at the Bank's LIBOR rate plus spreads ranging from 2.75% to 3.0% or the Bank's base rate (which is generally equivalent to the prime rate) plus 0.75% (4.29% at December 31, 2003). The term loans are collateralized by substantially all of Chautauqua's assets, including two Saab 340 aircraft held for sale.	$2,404	$1,336
Promissory notes with various banks and aircraft manufacturer, collateralized by aircraft, bearing interest at fixed rates ranging from 4.01% to 6.60% with semi-annual principal and interest payments of $23,186 through 2018.	234,803	460,939
Junior loans, subordinated to promissory notes to banks and collateralized by aircraft. Amount was repaid during 2003.	18,192
Subordinated note payable to affiliate, bearing interest at 7.5% as of December 31, 2003. Accrued and unpaid interest and principal are due on May 13, 2004, or upon sale by the Company of any capital stock.	18,880	20,392
Subordinated notes payable to affiliate (including accrued interest of $14). Amount was repaid during 2003.	4,302

Total	278,581	482,667
Current portion	54,858	45,059

Debt and notes payable—Less current portion	$223,723	$437,608

        Chautauqua's debt agreements with the Bank contain restrictive covenants that require, among other things, that Chautauqua maintain a certain fixed charge coverage ratio and leverage ratio. Chautauqua has outstanding letters of credit totaling $902 and $2,438 as of December 31, 2002 and

2003, respectively. The American code-share agreement requires a debt sinking fund for Chautauqua's required semi-annual payments.

        Future maturities of debt are payable as follows for the year ending December 31:

2004	$45,059
2005	24,519
2006	25,771
2007	27,090
2008	27,982
Thereafter	332,246

Total	$482,667

8.    REDEEMABLE PREFERRED STOCK

        Chautauqua had 1,000,000 authorized shares of Series A redeemable preferred stock at a par value of $.01 per share. In May 2000, 10.295828 shares of Series A redeemable preferred stock were issued with a stated value of $250 per share in full satisfaction of a related party note payable and accrued interest thereon, and Chautauqua issued six shares of Series A redeemable preferred stock for cash of $1,500. At December 31, 2001 and 2002, 16.295828 shares were issued and outstanding and held by a related party. The preferred stockholder was entitled to receive cumulative dividends equal to 10% per annum of the stated value of the preferred stock. The redeemable preferred stock, including accrued and unpaid dividends, was purchased and retired by Chautauqua during 2003.

9.    COMMITMENTS

        As of December 31, 2003, Chautauqua leases forty-five regional jet aircraft and twelve spare regional jet engines with varying terms extending through 2020 and terminal space, operating facilities and office equipment with terms extending through 2012. The components of rent expense for the years ended December 31 are as follows:

	2001	2002	2003
Aircraft and engine rent	$46,160	$56,165	$59,319
Other	2,275	2,083	1,979

Total rent expense	$48,435	$58,248	$61,298

        Chautauqua has a long-term maintenance agreement with an avionics equipment manufacturer and maintenance provider that has a guaranteed minimum annual flight hour requirement. The minimum guaranteed amount based on Chautauqua's current operations is $3,911 per year through January 2012. Chautauqua did not record a liability for this guarantee because Chautauqua does not believe that any aircraft will be utilized below the minimum flight hour requirement during the term of the agreement.

        Chautauqua has a long-term maintenance agreement with an aviation equipment manufacturer through October 2013. The agreement has a penalty payment provision if more than twenty percent of Chautauqua's aircraft are removed from service based on the annual flight activity prior to the date of removal. Chautauqua did not record a liability for this penalty provision because Chautauqua does not believe that more than twenty percent of their aircraft will be removed from service during the term of the agreement.

        Chautauqua has a long-term maintenance agreement based upon flight activity with an engine manufacturer and maintenance provider through June 2012.

        Chautauqua has a long-term maintenance agreement for wheels and brakes through June 2014. The agreement has an early termination penalty if Chautauqua removes seller's equipment from aircraft, sells or leases aircraft to a third party or terminates the services prior to expiration of the agreement. The maximum penalty during the first two years is $675 and is reduced every two years thereafter. Chautauqua did not record a liability for this penalty provision because Chautauqua does not believe the contract will be terminated prior to the expiration date.

        Total payments under these long-term maintenance agreements were $17,163, $18,072, and $26,994 for the years ended December 31, 2001, 2002 and 2003, respectively.

        As part of Chautauqua's lease agreements, Chautauqua typically indemnifies the lessor of the respective aircraft against liabilities that may arise due to changes in benefits from tax ownership or tax laws of the respective leased aircraft. Chautauqua has not recorded a liability for these indemnifications because they are not estimable. Chautauqua is responsible for all other maintenance costs of its aircraft and must meet specified return conditions upon lease expiration for both the airframes and engines. Chautauqua is unable to estimate the liability for these return conditions as of December 31, 2003, because the leases expire beginning in 2013. Chautauqua will record a liability for these return conditions once the liability is estimable.

        Future minimum payments under noncancellable operating leases are as follows for the years ending December 31:

	Regional Jet Aircraft	Other	Total
2004	$64,691	$3,819	$68,510
2005	64,691	3,887	68,578
2006	64,691	3,398	68,089
2007	64,475	3,415	67,890
2008	64,059	3,435	67,494
Thereafter	501,388	24,206	525,594

Total	$823,995	$42,160	$866,155

        In addition, Chautauqua is a guarantor of future turboprop lease payments of $6,786 (2004), $2,405 (2005) and $518 (2006) (see Note 16).

        As of December 31, 2003, Chautauqua's Delta code-share agreement requires that Chautauqua acquire and place in service an additional five regional jets over the next seven months. Additionally, under the US Airways code-share agreement, Chautauqua is required to place one additional aircraft into service over the next five months. The current list price of these six regional jets is $120,600. Chautauqua has a commitment from the aircraft manufacturer to obtain financing for these regional jets and a commitment to obtain 66 option aircraft of which 20 are reserved for Delta. Chautauqua also has a commitment to acquire one spare aircraft engine over the next four months. The current list price of the engine is $3,100. These commitments are subject to customary closing conditions.

        In February 2004 (unaudited), Chautauqua amended its agreement with the aircraft manufacturer and increased the commitment from the aircraft manufacturer to obtain 71 option aircraft of which 20 are reserved for Delta.

        In March 2004 (unaudited), Chautauqua agreed to acquire and place into service an additional eight regional jets for Delta. The current list price of these eight regional jets is $160,800.

        In conjunction with the lease of Saab 340 aircraft to Shuttle America, Chautauqua assigned to Shuttle America, an affiliated company, a certain maintenance agreement. Should Shuttle America be unable to make payments required by this agreement, the vendor may look to Chautauqua for payment (see Note 16).

        In February 2004, Republic Airline agreed on the terms with Embraer to purchase up to 25 Embraer 170 jets between July 2004 and September 2006, at a current list cost of $625,000, and options to purchase an additional 25 Embraer 170 jets.

        During the three months ended March 31, 2004, the Company made aircraft deposits in accordance with the aircraft commitments of $36,900 (unaudited). All payments were made from the Company's excess cash from operations.

10.    CONTINGENCIES

        Chautauqua is subject to certain legal and administrative actions which management considers routine to their business activities. As of December 31, 2003, management believes, after consultation with legal counsel, the ultimate outcome of any pending legal matters will not have a material adverse effect on the Company's financial position, liquidity or results of operations.

        As of December 31, 2003, approximately 76% of Chautauqua's workforce is employed under union contracts. Approximately 27% of the union workforce (flight attendants) is under a contract that is currently amendable.

11.    RELATED PARTY TRANSACTIONS

        Fees are paid to Wexford Capital LLC for administrative functions not performed by Republic and its subsidiaries. Fees incurred were approximately $132, $327 and $257 for the years ended December 31, 2001, 2002 and 2003, respectively. In addition, included in accrued liabilities were $493 and $528 due to Wexford Capital LLC as of December 31, 2002 and 2003, respectively.

        During 1999, Chautauqua entered into an agreement with Solitair Corporation ("Solitair"), an affiliate of WexAir LLC, to purchase or lease Embraer regional jets from Solitair. Through December 31, 2002, Chautauqua had purchased fifteen aircraft and leased thirty-eight aircraft from third parties, who acquired the aircraft from Solitair. The cost per aircraft was equal to the purchase price paid by Solitair, including all direct and indirect costs and expenses ($121 and $191 for the years ended December 31, 2001 and 2002, respectively) relating thereto, plus up to $500 per aircraft in 2001, and up to $440 per aircraft in 2002. Chautauqua issued a subordinated promissory note payable to Solitair in the amount of $440 for each of the eight aircraft purchased during 2002. The subordinated promissory notes payable to Solitair were repaid in 2003 (total of $3,520). Chautauqua made aircraft lease payments to Solitair of $36 for the year ended December 31, 2001 until permanent financing was arranged. No lease payments were paid to Solitair for the years ended December 31, 2002 or 2003.

        In August 2002, Solitair assigned to Chautauqua 20 options for aircraft to be purchased from Embraer. Chautauqua issued a subordinated promissory note payable of $768 to Solitair for the options. The amount paid was equal to Solitair's cash deposits with Embraer plus interest. The note was repaid in January 2003.

12.    CAPITAL STOCK AND STOCK OPTIONS

  Common Stock

        On May 15, 1998, WexAir LLC acquired 100 shares of Republic's common stock for cash of $8,133. These proceeds and the proceeds from the subordinated promissory note (see Note 7) were used by Republic to acquire the common stock of Chautauqua.

  Stock Options

        In connection with employment agreements for certain key employees. Republic granted options to purchase shares of Republic's common stock. The stock options vest ratably over the term of the employment agreements (generally 48 months) and are exercisable for five years following the vesting dates. Generally, stock options are granted with exercise prices equal to market prices on the grant date. Because stock options granted in August 2001 had an exercise price below market price, compensation expense of $90, $213 and $214 was recorded for the years ended December 31, 2001,

2002 and 2003, respectively. The following is a summary of stock option activity for stock options outstanding at the end of the respective years:

	December 31, 2001		December 31, 2002		December 31, 2003
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of year	1,920,000	$1.75	2,040,000	$2.11	1,920,000	$2.13
Granted	120,000	7.83
Forfeited			120,000	1.75

Outstanding, end of year	2,040,000	$2.11	1,920,000	$2.13	1,920,000	$2.13

Weighted average remaining contractual life in years	4.8		3.7		2.7
Options exercisable, end of year	1,149,583	$1.82	1,594,583	$1.91	1,872,500	$1.99

        The per share weighted average fair value of options granted in 2001 was $4.39. No options were granted in 2002 and 2003.

13.    INCOME TAXES

        The components of the provision for income tax expense (benefit) for the years ended December 31 are as follows:

	2001	2002	2003
Federal:
Current	$5,299	$(4,633)
Deferred	(1,462)	13,830	$18,813

	3,837	9,197	18,813

State:
Current	1,360	148	237
Deferred	(437)	2,310	3,227

	923	2,458	3,464

Income tax expense	$4,760	$11,655	$22,277

        A reconciliation of the expense for taxes on income at the applicable federal statutory income tax rate to the tax provision as reported for the years ended December 31 are as follows:

	2001	2002	2003
Federal income tax expense at statutory rate	$3,681	$10,030	$19,714
State income tax expense, net of federal benefit	609	1,598	2,252
Goodwill amortization	275
Other	195	27	311

Income tax expense	$4,760	$11,655	$22,277

        The components of deferred tax assets and liabilities as of December 31 are as follows:

	2002	2003
DEFERRED TAX ASSETS
Current:
Nondeductible accruals	$2,257	$5,198
Nondeductible accrued interest	3,464	3,895
Asset impairment expenses	2,270	1,150
Prepaid rent	200	390

	8,191	10,633

Noncurrent:
Nondeductible reserves	2,095	2,920
Nondeductible accruals	1,410	153
Alternative minimum tax credit	457	457
Net operating loss carryforward	17,039	47,672
Prepaid rent	3,099	4,680
Deferred credits and sale leaseback gain	2,959	7,662

	27,059	63,544

Total assets	35,250	74,177

DEFERRED TAX LIABILITIES
Noncurrent:
Accelerated depreciation and fixed asset basis differences for tax purposes	(45,172)	(106,139)

Total noncurrent deferred tax liability	(18,113)	(42,595)

Total deferred tax liability	$(9,922)	$(31,962)

        Deferred tax assets include benefits expected to be realized from the utilization of alternative minimum tax credit carryforwards of $457, which do not expire, and net operating loss carryforwards of $136,206, which begin expiring in 2022.

14.    FAIR VALUE OF FINANCIAL INSTRUMENTS

        The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in an arm's length transaction between knowledgeable, willing parties. The following method and assumptions are used to estimate the fair value of each class of financial instruments:

        Long-term debt—The fair value is estimated based on discounting expected cash flows at the rates currently offered to Chautauqua for debt of the same remaining maturities. As of December 31, 2002 and 2003, the carrying value of long-term debt approximates its fair value.

        Subordinated notes payable to affiliates—It is not practicable to estimate fair value of related party financial instruments because the related parties most likely have investment strategies and expectations different from unrelated third parties.

15.    BENEFIT PLAN—401(k)

        Republic has a defined contribution retirement plan covering substantially all eligible employees. Republic matches up to 2.5% of eligible employees' wages. Employees are generally vested in matching contributions after three years of service with Republic. Employees are also permitted to make pre-tax contributions of up to 15% and after-tax contributions of up to 10% of their annual compensation. Republic's expense under this plan was $312, $428 and $540 for the years ended December 31, 2001, 2002 and 2003, respectively.

16.    IMPAIRMENT LOSS AND ACCRUED AIRCRAFT RETURN COSTS

  Jetstream 31 Turboprop Aircraft

        During the fourth quarter of 1999, Chautauqua made the decision to return the entire fleet of leased Jetstream 31 turboprop aircraft to the lessor and to dispose of related equipment, spare parts and supplies. Chautauqua continued to use the aircraft to fly routes under the US Airways code-share agreement through December 2000. Certain routes were replaced with Saab 340 turboprop aircraft and the remaining routes were eliminated. Pursuant to the lease agreements, Chautauqua was required to return the aircraft to the lessor in the same condition that the aircraft were delivered. During 2001 and 2002, Chautauqua paid costs of $1,234 and $170, respectively. There was no accrued return cost for these aircraft at December 31, 2002 or 2003.

  Saab 340 Turboprop Aircraft

        On December 26, 2001, management made the decision to exit its Saab 340 turboprop operations (representing 32% and 4% of 2001 and 2002 revenue, respectively). The exit plan included the scheduled removal of aircraft (consisting of twenty-four leased and two owned aircraft) from flight service, the preparation of the aircraft for return to the lessor or for sale, and the sale of related spare engines, parts and supplies used to maintain and operate the Saab 340 fleet.

        Saab Aircraft Leasing, Inc. and affiliates (collectively referred to as "lessor") had agreed to lease twenty-two of the twenty-four leased Saab 340 aircraft when new lessees were identified. An agreement was initially signed between the lessor and a new lessee (a company controlled by Wexford Capital LLC) for up to eighteen (16 firm and 2 option) Saab 340 aircraft at market lease rates. During 2002, the new lessee leased the original eighteen Saab 340 aircraft and three additional Saab 340 aircraft. In 2003, Chautauqua purchased the one remaining leased Saab 340 aircraft and terminated the lease for the aircraft. This aircraft was sold in October 2003.

        During 2002, the leases between Chautauqua and the lessor were terminated when the affiliated company entered into new leases with the lessor. If the new leases are subsequently terminated and/or the lessee does not make its lease payments, Chautauqua may be obligated for the balance due under these original leases. Chautauqua also pays the lessor a rent differential, based on Chautauqua's original lease payments less the lease payments of the new lessee. Chautauqua has accrued $2,065 and $6,739 for this rent differential at December 31, 2002 and 2003, respectively. The total future maximum liability under the guarantee for lease payments is $9,709 as of December 31, 2003 (see Note 9). As a result of changing the delivery dates of the leased aircraft, Chautauqua recorded an additional provision for lease payments of $1,200 in 2002. In 2003, Chautauqua accrued an additional $6,690 of rent differential because the affiliated company's ability to make the lease payments is uncertain. Lease payments of $900 were accrued at December 31, 2002, for the period from the date the aircraft was removed from service through the later of the end of the lease term or the date the aircraft was expected to be re-leased by the lessor.

        While the aircraft were out of flight service, they were inspected and overhauled to the required return condition. Chautauqua recorded an additional provision of $1,100 in 2002 in order to meet required return conditions. Chautauqua has accrued $1,478 and $900 for estimated overhaul and return costs at December 31, 2002 and 2003, respectively.

        An impairment loss of $2,068 was recorded in 2001 to reduce the carrying value of the two owned Saab 340 aircraft to be disposed of to estimated fair value less costs to sell. Due to market conditions in the air transportation industry, additional impairment losses of $1,500 and $818 were recorded in 2002 and 2003, respectively, to further reduce the carrying amounts of the assets to be disposed of. Estimated fair value for the owned aircraft are based on quotations from aircraft dealers, less selling costs. In 2002, Chautauqua sold the spare engines, parts and supplies to an affiliated company at net book value, which approximated net realizable value based on quotations from aircraft parts manufacturers and dealers (see Note 5).

        In conjunction with the lease of Saab 340 aircraft to an affiliated company, Chautauqua assigned a certain maintenance agreement to this new lessee. Should the affiliated company be unable to make payments required by this agreement, the vendor may look to Chautauqua for payment. The term of the agreement and the maximum amount that Chautauqua may be obligated to pay is uncertain because the lessee's use of the Saab 340 aircraft is unknown. Chautauqua's estimate for the maximum liability under this guarantee is $6,500, of which Chautauqua has accrued $2,952 at December 31, 2003 for its potential obligations because the affiliated company's ability to make payments required under the agreement is uncertain. This amount is based on the current flight operations of the affiliated company.

        The changes in the impairment and accrued aircraft return costs are as follows for the years ended December 31, 2001, 2002 and 2003 and for the (unaudited) three months ended March 31, 2004:

Description of Charge	2001 Provision Charged to Expense	Reserve at Dec. 31, 2001	2002 Provision Charged to Expense	2002 Payments	Reserve at Dec. 31, 2002	2003 Provision (Adjustment) Charged to Expense	2003 Payments	Reserve at Dec. 31, 2003	2004 Payments	Reserve at Mar. 31, 2004
Aircraft return costs:
Rent differential	$2,646	$2,646		$(581)	$2,065	$6,690	$(2,015)	$6,740	$(2,263)	$4,477
Lease payments	1,886	1,886	$1,200	(2,186)	900		(900)
Costs to return aircraft	1,500	1,500	1,100	(1,122)	1,478	(300)	(278)	900	(410)	490
Maintenance agreement						2,952		2,952		2,952
Impairment loss	2,068		1,500			818

Total	$8,100	$6,032	$3,800	$(3,889)	$4,443	$10,160	$(3,193)	$10,592	$(2,673)	$7,919

17.    WARRANTS

      In connection with the Delta code-share agreement entered into in June 2002, Republic issued a warrant to Delta to purchase 1,500,000 shares of its common stock at $12.50 per share as an inducement to enter into such an agreement. The warrant is fully vested and exercisable until June 7, 2012. The Company recorded a deferred charge of $3,480 based upon an option pricing model that considered continuous compounding of dividends and dilution using an estimated fair value of the Company's stock price on the grant date, an estimated dividend yield, a risk-free interest rate commensurate with the warrant term, volatility of 40% and an expected life of 10 years. This deferred charge is being amortized over the term of the code-share agreement as a reduction of passenger revenue. Amortization of $9 and $272 was recorded for the years ended December 31, 2002 and 2003, respectively. In addition, Delta will receive a warrant to purchase 60,000 shares of common stock for each additional aircraft placed into service beyond the initial 22 aircraft.

        The Company also will grant a warrant to Delta (the "Delta IPO Warrant") to purchase 1,500,000 shares of its common stock, subject to reduction if, in certain instances, Delta or Chautauqua eliminate aircraft from service for Delta prior to January 1, 2010. The exercise price for the common stock that may be purchased by Delta pursuant to the Delta IPO Warrant will be equal to 95% of the IPO price and is subject to downward adjustment if the Company issues additional shares of its common stock in certain instances. The Delta IPO Warrant will be issued on the effective date of Republic's IPO, fully vested upon issuance, and exercisable until the tenth anniversary of the closing of Republic's IPO.

        In February 2003, Chautauqua agreed to place 12 additional aircraft into service for Delta and, in accordance with the Delta code-share agreement, Republic issued Delta a warrant to purchase 720,000 shares of common stock. The warrant is fully vested and exercisable until February 7, 2013, subject to certain restrictions during the IPO registration process. The exercise price for the common stock that may be purchased by Delta pursuant to this warrant is equal to $12.50 per share, if the warrant is exercised prior to the IPO and the IPO price if exercised after or in connection with the IPO. The Company recorded a deferred charge of $1,224 based upon an option pricing model that considered continuous compounding of dividends and dilution using an estimated fair value of the Company's stock price on the grant date, an estimated dividend yield, a risk-free interest rate commensurate with the warrant term, volatility of 40% and an expected life of 10 years. This charge is being amortized over the term of the code-share agreement as a reduction of passenger revenue. Amortization of $86 was recorded for the year ended December 31, 2003.

        In October 2003, Chautauqua agreed to place five additional aircraft into service for Delta and, in accordance with the Delta code-share agreement, Republic issued Delta a warrant to purchase 300,000 shares of common stock. The warrant is fully vested and exercisable until October 31, 2013, subject to certain restrictions during the IPO registration process. The exercise price for the common stock that may be purchased by Delta pursuant to this warrant is equal to $18.00 per share, if the warrant is exercised prior to the IPO. If the warrant is exercised after or in connection with the effective date of Republic's IPO, the exercise price will be 95% of the IPO price. The Company recorded a deferred charge of $363 based upon an option pricing model that considered continuous compounding of dividends and dilution using an estimated fair value of the Company's stock price on the grant date, an estimated dividend yield, a risk-free interest rate commensurate with the warrant term, volatility of 40% and an expected life of 10 years. This charge will be amortized over the term of the code-share agreement as a reduction of passenger revenue as the five additional aircraft are placed into service beginning in 2004.

        In March 2004 (unaudited), Chautauqua agreed to place eight additional aircraft into service for Delta and, in accordance with the Delta code-share agreement, Republic issued Delta a warrant to purchase 480,000 shares of common stock. The warrant is fully vested and exercisable until March 10, 2014, subject to certain restrictions during the IPO registration process. The exercise price for the common stock that may be purchased by Delta pursuant to this warrant is equal to $18.00 per share, if the warrant is exercised prior to the IPO. If the warrant is exercised after or in connection with the effective date of Republic's IPO, the exercise price will be 95% of the IPO price. The Company recorded a deferred charge of $912 (unaudited) based upon an option pricing model that considered continuous compounding of dividends and dilution using an estimated fair value of the Company's stock price on the grant date, an estimated dividend yield, a risk-free interest rate commensurate with the warrant term, volatility of 40% and an expected life of 10 years. This charge will be amortized over the term of the code-share agreement as a reduction of passenger revenue as the eight additional aircraft are placed into service beginning in 2005.

18.    VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Year	Additions Charged to Expense		Deductions(1)		Balance at End of Year
Allowance for doubtful accounts receivables:
December 31, 2003	$2,231	$637		$(2,049	)(2)	$819
December 31, 2002	415	1,816	(2)			2,231
December 31, 2001	592	334		(511)		415
Note receivable from Shuttle America:
December 31, 2003	4,900	2,113				7,013
December 31, 2002		4,900				4,900

(1)
Uncollectible accounts written off net of recoveries.

(2)
In 2002, Chautauqua recorded an allowance for doubtful accounts of $1,504 because of US Airways' bankruptcy. Chautauqua wrote off the receivable in 2003.

19.    SUBSEQUENT EVENTS (UNAUDITED)

        On April 16, 2004, Chautauqua sold the demand note receivable from Shuttle America to Imprimis Investors LLC, one of the members of our Parent, for the net book value of $2,408 (unaudited).

        On April 16, 2004, the Company made a payment of $2,800 (unaudited) on the subordinated note payable to our Parent. The payment consisted of $1,400 for principal and $1,400 for accrued interest.

        In May 2004, the maturity date of the subordinated note payable to affiliate was extended to June 13, 2004.

US AIRWAYS EXPRESS

CHAUTAUQUA SINCE 1974 30 AIRLINES

Delta Connection

        Through and including June 20, 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

5,000,000 Shares

Common Stock

P  R  O  S  P  E  C  T  U  S

Merrill Lynch & Co.

Raymond James

UBS Investment Bank

May 26, 2004

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Our Company
The Offering
Summary Consolidated Financial Information
RISK FACTORS
Risks Related to Our Operations
Risks Associated With The Airline Industry
Risks Related To Our Common Stock
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL INFORMATION
Selected Consolidated Financial Information
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
REGIONAL AIRLINE INDUSTRY OVERVIEW
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS REPUBLIC AIRWAYS HOLDINGS INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPUBLIC AIRWAYS HOLDINGS INC. CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2003 AND (UNAUDITED) MARCH 31, 2004 (In thousands, except share and per share amounts)
REPUBLIC AIRWAYS HOLDINGS INC. CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 AND FOR THE (UNAUDITED) THREE MONTHS ENDED MARCH 31, 2003 AND 2004 (In thousands, except per share amounts)
REPUBLIC AIRWAYS HOLDINGS INC. CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 AND FOR THE (UNAUDITED) THREE MONTHS ENDED MARCH 31, 2004 (In thousands)
REPUBLIC AIRWAYS HOLDINGS INC. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 AND FOR THE (UNAUDITED) THREE MONTHS ENDED MARCH 31, 2003 AND 2004 (In thousands)
REPUBLIC AIRWAYS HOLDINGS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2001, 2002 and 2003 and the (unaudited) three months ended March 31, 2003 and 2004 Dollars in thousands, except share and per share amounts